As filed with the Securities and Exchange Commission on May 2, 2003

Registration Nos. 333-_______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

___________________________________

Susquehanna Media Co.

(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	4841; 4832 (Primary Standard Industrial Classification Number)	23-2722964 (I.R.S. Employer Identification No.)

140 E. Market Street
York, Pennsylvania 17401
(717) 848-5500
(Address, including zip code, and telephone number,
including area code, of registrants’ principal executive offices)

Craig W. Bremer
Secretary and General Counsel
140 E. Market Street
York, Pennsylvania 17401
(717) 848-5500
(Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

It is respectfully requested that the Commission send copies of all notices, orders and communications to:

Charles R. Monroe, Jr., Esq.
Andrew A. Gerber, Esq.
Hunton & Williams LLP
101 South Tryon Street
Charlotte, North Carolina 28280
(704) 378-4700
(704) 378-4894 (Fax)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed exchange offer described herein have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Registered	Price Per Bond	Offering Price	Registration Fee

7 3/8% Senior Subordinated Notes Dues 2013	$150,000,000	100%	$150,000,000	$12,l35 (1)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, dated May 2, 2003

$150,000,000

Offer to Exchange All Outstanding
7-3/8% Senior Subordinated Notes due 2013
For
7-3/8% Senior Subordinated Exchange Notes due 2013

Interest Payable April 15 and October 15, Beginning October 15, 2003

•	The exchange offer will expire at 5:00 p.m. New York City time on , 2003, unless otherwise extended. The exchange offer will not be extended beyond , 2003.

•	All outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged for an equal principal amount of exchange notes that are registered under the Securities Act of 1933.

•	The exchange of outstanding notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

•	We do not intend to list the exchange notes on any national securities exchange or NASDAQ.

     You should carefully consider the risk factors beginning on page 15 of this prospectus before participating in the exchange offer or investing in the exchange notes issued in the exchange offer.

     We are not making this exchange offer in any state or jurisdiction where it is not permitted.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the exchange notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS AND PROPERTIES
REGULATION
MANAGEMENT
BENEFICIAL OWNERSHIP OF SUSQUEHANNA MEDIA AND SUSQUEHANNA PFALTZGRAFF
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE EXCHANGE NOTES
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
EX-4.4 INDENTURE FOR 7 3/8% SENIOR SUB. NOTES
EX-4.7 REGISTRATION RIGHTS AGREEMENT
EX-5.1 OPINION OF HUNTON & WILLIAMS
EX-12 STATEMENT REGARDING COMPUTATION OF RATIOS
EX-23.2 CONSENT OF KPMG LLP
EX-23.3 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-25.1 STMT OF ELIGIBILITY & QUALIFICATION
EX-99.1 FORM OF LETTER OF TRANSMITTAL
EX-99.2 FORM OF LETTER TO REGISTERED SHAREHOLDERS
EX-99.3 FORM OF LETTER TO CLIENTS
EX-99.4 FORM OF NOTICE OF GUARANTEED DELIVERY

Prospectus Summary	1
Risk Factors	15
Cautionary Note Regarding Forward-Looking Statements	22
The Exchange Offer	24
Use of Proceeds	34
Capitalization	35
Selected Historical Financial Data	36
Management’s Discussion and Analysis of Financial Condition and Results of Operations	39
Business and Properties	49
Regulation	65
Management	72
Beneficial Ownership of Susquehanna Media and Susquehanna Pfaltzgraff	75
Certain Relationships and Related Transactions	78
Description of Other Indebtedness	80
Description of the Exchange Notes	83
Material U.S. Federal Income Tax Considerations	112
Plan of Distribution	115
Legal Matters	115
Experts	116
Index to Consolidated Financial Statements	F-1

_______________________

     Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending not less than 270 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any resale. See “Plan of Distribution.”

_______________________

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MARKET, RANKING AND OTHER DATA

     Unless we indicate otherwise, the market, station rank and station audience share data and industry data and forecasts included in this prospectus were obtained from publicly available information, reports from government agencies, independent industry publications and our own estimates based on our management’s knowledge of and experience in the markets and businesses in which we operate. Our estimates have been based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Industry publications generally state that they obtain their information from sources they believe to be reliable, but they do not guarantee the accuracy and completeness of such information. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. We have not independently verified such data and we do not make any representation as to the accuracy of such information. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on such data, may not be reliable. We did not commission, solicit or receive any study, report, or other industry data in connection with this offering.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the exchange notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents. Since these summaries may not contain all of the information that you may find important, you should review the full text of these documents. We have filed certain of these documents as exhibits to our registration statement.

     You should direct any request for information to Craig W. Bremer, our corporate Secretary, at least 10 business days before you tender your exchange notes in the exchange offer. Our mailing address and telephone number are:

Susquehanna Media Co.
140 East Market Street
York, Pennsylvania 17401
(717) 848-5500

     We currently file reports with the SEC. As a result of the exchange offer, we will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. In addition, under the indenture governing the outstanding notes and the exchange notes, we have agreed that until we are subject to the reporting and informational requirements of the Exchange Act and during any other period in which we are not subject to those requirements or otherwise complying with such requirements, so long as the outstanding notes or the exchange notes remain outstanding, we will distribute to the holders of the notes, copies of the financial information that we would have been required to file with the SEC pursuant to the Exchange Act. This financial information shall include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, management’s discussion and analysis of financial condition and results of operations, as well as quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year. We have also

ii

agreed to furnish to holders of outstanding notes and prospective purchasers of the exchange notes upon their request, the information required to be delivered pursuant to Rule 144(d)(4) under the Securities Act during any period in which we are not subject to or otherwise complying with the reporting and informational requirements of the Exchange Act.

     The registration statement, as well as such reports, exhibits and other information filed by us with the SEC can be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information about its public reference room. Our SEC filings are also available without charge on the SEC’s Internet site at http://www.sec.gov.

iii

PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read this entire prospectus, including the financial data and related notes, the information described under the heading “Risk Factors” and the other documents to which we have referred you, prior to deciding whether tender your outstanding notes of invest in the exchange notes. In this prospectus, unless the context otherwise requires, the terms “Susquehanna Media,” “we,” “us” and “our” collectively refer to Susquehanna Media Co. and its direct and indirect subsidiaries. The term “Susquehanna Radio” refers to our direct subsidiary Susquehanna Radio Corp., “Susquehanna Cable” refers to our direct subsidiary Susquehanna Cable Co. and “Susquehanna Pfaltzgraff” refers to our parent company Susquehanna Pfaltzgraff Co.

Susquehanna Media Co.

General

     We were incorporated in 1993 as a cable and radio broadcasting holding company. We are a diversified communications company with operations in radio broadcasting and cable television. We are the second largest privately owned radio broadcaster and the 11th largest radio broadcaster overall in the United States based on 2001 revenues. As of December 31, 2002, we owned and operated 19 FM and seven AM stations that serve four of the nation’s ten largest radio markets (San Francisco, Dallas, Houston and Atlanta), as well as four other markets (Cincinnati, Indianapolis, Kansas City, and York, Pennsylvania). We are also the 18th largest cable multiple system operator in the United States based on subscribers, with five cable systems serving approximately 206,500 subscribers as of December 31, 2002. We also provide Internet and related services under the tradenames “BlazeNet” and “Susquehanna Technologies.”

     For the years ended December 31, 2002 and 2001, we had revenues of $348.6 million and $313.4 million, respectively, operating income of $56.3 million and $22.2 million, respectively, and net income (loss) of $11.2 million and ($17.2 million), respectively.

Radio Broadcasting

     Our radio broadcasting business focuses on operating, acquiring and developing radio stations in the 40 largest markets in the United States. We have over 60 years of experience operating radio properties and currently own stations serving the demographically attractive San Francisco, Dallas, Houston and Atlanta markets, four of the top ten radio markets in the United States. Our radio stations offer a broad range of programming formats, such as country, top 40, adult contemporary, oldies, rock, and sports and talk radio, each targeted to a specific demographic audience within a market. We believe that our large market radio presence and variety of programming formats makes us attractive to a diverse base of local and national advertisers and enables us to capitalize on our ratings to generate higher market revenue share.

     Our business strategy for radio includes the following key elements intended to establish leadership positions in the markets we serve and to enhance our operating and financial performance:

•	Focus on large markets. For the year ended December 31, 2002, we generated approximately 73% of our radio revenues from the ten largest markets in the United States and more than 97% from top 40 markets. We intend to continue focusing on large markets.

•	Employ targeted programming and market research. We seek to maximize station operating performance through extensive market research, innovative programming and distinctive marketing campaigns.

•	Emphasize sales and marketing. We place great emphasis on being familiar with our listening audience and their lifestyle characteristics in order to effectively match our audience’s demographics with the specific target audiences of our advertisers.

•	Decentralize management. We decentralize much of our operations to regional and local levels. Each of our regional and local station groups is managed by a team of experienced broadcasters who understand the musical tastes, demographics and competitive opportunities of their particular market.

•	Selectively pursue strategic acquisitions. In addition to seeking continued internal growth, we intend to pursue acquisition opportunities that would allow us to continue to compete more effectively for advertising revenues and to increase our growth rate of revenues and cash flow.

Radio Properties

     Our radio subsidiary, Susquehanna Radio Corp., operates radio stations in San Francisco, Dallas, Houston and Atlanta, all of which are top ten markets, as well as radio stations in Cincinnati, Indianapolis, Kansas City, and York, Pennsylvania. The following table sets forth certain information regarding our radio stations and their respective markets as of December 31, 2002. The table excludes WABZ-FM in Albemarle, North Carolina, KIKT-FM and KGVL-AM in Greenville, Texas, WAVG-AM in Jeffersonville, Indiana, KQKC-FM and WZZB-AM in Seymour, Indiana, and KKLF-AM in Dallas/Ft. Worth, which are owned by us but operated by third parties under time brokerage agreements. Market rank by revenue is based upon market revenue size of the primary radio market served by the station among all radio markets in the United States, as reported in Duncan’s 2002 Radio Market Guide for the year 2001. Station rank and audience share are based upon a station’s share of its primary demographic target for the period Monday through Sunday, 6 a.m. to 12 midnight by market, as reported by Arbitron in Fall 2002. Combined market revenue share represents our share of the total radio advertising revenue from the market, as reported in Duncan’s 2002 Radio Market Guide. Combined market revenue rank represents our rank in the market as measured by the amount of its radio advertising revenue from the market, as reported in Duncan’s 2002 Radio Market Guide.

						Station
					Station Rank	Audience Share	Combined	Combined
	Market	Station		Primary	in Primary	in Primary	Market	Market
	Rank by	Programming	Year	Demographic	Demographic	Demographic	Revenue	Revenue
Markets and Stations	Revenue	Format	Acquired	Target	Target	Target	Share	Rank

San Francisco, CA	4						17.4%	3
KFOG/KFFG-FM(1)		Adult Album	1983/1995	A 25-44	4	3.8%
		Alternative
KNBR-AM		Sports/Talk	1989	M 25-54	1	5.9%
KSAN-FM		Classic Rock	1997	M 25-44	2	4.2%
KTCT-AM		Sports/Talk	1997	M 25-54	16	2.0%
Dallas/Ft. Worth, TX	5						13.0%	4
KTCK/KTBK-AM		Sports/Talk	1996	M 25-54	1	7.9%
/KTDK-FM(1)
KPLX-FM		Country	1974	A 25-54	1	6.5%
KLIF-AM		Talk	1980/1998	A 35-64	18	1.6%
KDBN-FM		Classic Rock	1996/1998	M 25-54	6	4.2%
Atlanta, GA	6						7.0%	6
WNNX-FM		Modern Rock	1974	M 18-34	5	5.7%
WWWQ-FM		Contemporary	1997	W 18-34	4	6.3%
		Hit Radio
Houston, TX	8						6.7%	6
KRBE-FM		Contemporary	1986	W 18-34	3	8.0%
		Hit Radio
Cincinnati, OH	21						12.1%	3
WRRM-FM		Adult	1972	W 25-54	1	11.7%
		Contemporary
WMOJ-FM		Rhythmic	1997	W 35-64	2	8.9%
		Oldies
WYGY-FM		Country	2002	A 25-54	12	3.6%
Kansas City, KS	29						15.2%	3
KCMO-FM		Oldies	2000	A 35-54	4	5.6%
KCFX-FM		Classic Rock	2000	A 25-54	3	6.0%
KCMO-AM		Talk	2000	A 35-64	16	2.4%
KFME-FM(2)		Hot Adult	2001	A 25-49	13	3.9%
		Contemporary
Indianapolis, IN	31						23.4%	2
WFMS-FM		Country	1972	A 25-54	2	11.7%
WGLD-FM		Oldies	1993	A 35-54	3	9.2%
WGRL-FM		80's Hits	1997	A 25-54	13	3.4%

						Station
					Station Rank	Audience Share	Combined	Combined
	Market	Station		Primary	in Primary	in Primary	Market	Market
	Rank by	Programming	Year	Demographic	Demographic	Demographic	Revenue	Revenue
Markets and Stations	Revenue	Format	Acquired	Target	Target	Target	Share	Rank

York, PA	103						36.2%	1
WARM-FM		Adult	1962	W 25-54	1	12.5%
		Contemporary
WSBA-AM		Talk	1942	A 35-64	9	3.3%

(1)	These stations are simulcast and have been combined for market rank and audience share.

(2)	KFME-FM began broadcasting on June 18, 2001. Our Kansas City sales staff is selling the station’s commercial airtime under a joint sales agreement with Jesscom, Inc., which is programming and operating the station. The station is licensed to 105.1 FM LLC, of which we own 40% and an option to acquire the remaining interest in the station.

Cable Television

     We entered the cable television industry in 1965, when we were awarded the franchise to operate in York, Pennsylvania. Our cable systems served approximately 206,500 subscribers as of December 31, 2002 through ten signal receiving and transmitting facilities (headends) in Pennsylvania, Mississippi, Maine, Illinois and Indiana. We own, develop and operate geographically clustered cable television systems in small and medium-sized communities. We believe that these systems are less susceptible to competition and subscriber turnover than urban cable television systems, which results in more predictable revenue and cash flow.

     Our business strategy for cable television includes the following key elements intended to enhance our operating and financial performance:

•	Build strategic clusters. To maximize operating efficiencies, we have pursued the development and acquisition of cable television systems in communities that are within close proximity to our existing systems.

•	Focus on customer satisfaction. To maximize customer satisfaction, we strive to provide reliable, high-quality service offerings, superior customer service and attractive programming choices at reasonable rates.

•	Continue upgrade of technical facilities. We seek to provide reliable, high-quality cable television services to our customers. To achieve this goal we are continually expanding and upgrading our cable systems to increase channel capacity, enhance signal quality, improve technical reliability and reduce the number of headends in existing systems.

•	Develop new sources of revenues. The investment we have made in our cable systems has enabled us to generate additional revenue by providing expanded tiers of basic programming, digital cable services, premium services and additional pay-per-view services. In addition, we are expanding new services, such as Internet access and high-speed data, and are evaluating video-on-demand, telephony and other interactive services.

Cable Properties

     The following table sets forth certain information regarding our cable systems as of December 31, 2002. Homes passed represents the maximum number of homes that could become subscribers in the particular cable system. Total customers represents the total of video only subscribers and cable modem only subscribers. Basic penetration represents basic subscribers as a percentage of homes passed. Digital penetration represents digital terminals as a percentage of basic subscribers. Premium penetration represents premium units as a percentage of basic subscribers. Premium units represents the aggregate number of individual premium services (e.g., HBO, Cinemax, Showtime) for which customers have subscribed. Cable modem penetration represents cable modem subscribers as a percentage of homes passed. Average monthly revenue per basic subscriber (television and cable modem) represents revenues generated by basic subscribers divided by 12 divided by the weighted average number of subscribers for the year.

									Average
									Monthly
			Total					Cable	Revenue
	Homes	Total	Customer	Basic	Basic	Digital	Premium	Modem	per Basic
Cable Systems	Passed	Customers	Penetration	Subscribers	Penetration	Penetration	Penetration	Penetration	Subscriber

Pennsylvania
York	125,313	91,143	72.7%	91,102	72.7%	25.0%	36.7%	10.6%	$51.94
Williamsport	53,904	41,025	76.1%	40,913	75.9%	18.8%	25.4%	9.9%	$49.62
Mississippi
Rankin	38,489	23,289	60.5%	23,289	60.5%	34.0%	46.3%	n/a	$49.58
Maine
Brunswick	29,933	20,565	68.7%	20,308	67.8%	20.2%	26.8%	22.7%	$55.87
Illinois/Indiana
Midwest	45,114	30,350	67.3%	30,314	67.2%	15.3%	30.6%	2.1%	$42.79

Totals/Average	292,753	206,372	70.5%	205,926	70.3%	22.9%	33.7%	9.0%	$50.35

Internet Access and Other Related Services

     We provide Internet access and enhanced services to residential and business customers under the tradename “BlazeNet.” Our services include:

•	Internet access via telephone dial-up service or cable modem;

•	website creation, hosting and maintenance; and

•	local and wide area network design, construction and operation.

     We also provide custom designed web integrated solutions and services for the media and entertainment, retail and associations and not-for-profit markets to commercial customers under the tradename of “Susquehanna Technologies.”

Summary of Risk Factors

     You should read the ''Risk Factors’’ section of this prospectus as well as the other cautionary statements contained in this prospectus before tendering your outstanding notes for exchange notes or making an investment in the exchange notes. The following is a summary of the risks that are discussed in detail in this prospectus:

Risks Related to Us, Our Business and an Investment in the Exchange Notes

•	Our significant debt service obligations will limit our cash flow and affect how we operate our company.

•	Our indebtedness prohibits us from engaging in activities that may benefit our company.

•	If we do not successfully integrate future acquisitions, we may not successfully increase our cash flow.

•	We depend upon our subsidiaries for the cash flow necessary to service our debt obligations, including the exchange notes.

•	Recent events that are beyond our control have increased the level of public and regulatory scrutiny in general and in the capital markets and have resulted in increased regulation and new accounting standards. The reaction to these events may have negative impacts on our business, financial condition and access to capital.

•	Our senior credit facility contains cross-default provisions that may enable our senior lenders to proceed against collateral in the event of a default on the exchange notes.

•	Because the exchange notes will be subordinated to our senior debt, we must make payments on our senior debt before you receive interest and principal payments. Further, the exchange notes will be effectively subordinated to certain of our subsidiaries’ liabilities.

•	If a change of control occurs, we may not have sufficient funds to repurchase your exchange notes.

•	The failure of a market to develop could affect your ability to, and the price at which you may, resell your securities.

•	If you do not exchange your outstanding notes for exchange notes, your notes will continue to have restrictions on transfer.

•	The issuance of the exchange notes may adversely affect the market for outstanding notes.

Risks Related to the Radio Broadcast Industry

•	Since we are dependent upon advertising revenues to generate income and cash flow, a concentration of stations in any particular market intensifies our exposure to economic declines.

•	The ongoing impact of acts of war and terrorism, which have further depressed economic activity in the United States and globally, may reduce our advertising revenues and have other negative effects on our business.

•	Competition from other radio stations and media forms could reduce our advertising revenues and cash flow.

•	Licensing and ownership rules may limit the growth of our radio broadcasting operations.

Risks Related to Cable Television Industry

•	Competition from other communication service providers could reduce our revenues and cash flow.

•	If our cable franchises are not renewed or if our franchises encounter competition, we may experience a significant decline in our revenues and cash flow.

•	Changes in cable television regulation could increase our costs and reduce our revenues.

•	If our programming costs continue to increase and we cannot pass them along to our customers, our cash flow will decrease.

Summary of the Exchange Offer

     We summarize the material terms of the exchange offer below. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the exchange notes.

The Exchange Offer	We are offering to exchange up to $150 million in aggregate principal amount of exchange notes, which have been registered under the Securities Act, for up to $150 million in aggregate principal amount of outstanding notes, which we issued on April 23, 2003 in a private offering.

In order for your outstanding notes to be exchanged, you must properly tender them prior to the expiration of the exchange offer. Except as set forth below under “The Exchange Offer —Conditions to the Exchange Offer,” all outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue exchange notes as soon as practicable after the expiration of the exchange offer.

Outstanding notes may be exchanged for exchange notes only in integral multiples of $1,000.

We believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration or prospectus delivery provisions of the Securities Act if:

• you are acquiring the exchange notes in the ordinary course of your business;

• you are not participating, do not intend to participate, and have no arrangements or understanding with any person to participate, in the distribution of the exchange notes issued to you; and

• you are not an affiliate, under Rule 405 of the Securities Act, of ours.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume or indemnify you against such liability.

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with those resales.

Broker-dealers that acquired outstanding notes directly from us in the initial offering and not as a result of market making or other trading activities must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes, and cannot use the prospectus in connection with resales of the exchange notes.

Registration Rights Agreement	We sold the outstanding notes on April 23, 2003 to the initial purchasers of the outstanding notes. Simultaneously with that sale, we signed a registration rights agreement with the initial purchasers which requires us to conduct this exchange offer. You have the right pursuant to the registration rights agreement to exchange your outstanding notes for exchange notes with substantially identical terms. This exchange offer is intended to satisfy these registration rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to outstanding notes you do not tender for exchange.

Consequences of Failure to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes for exchange notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture. In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not intend to register any untendered outstanding notes under the Securities Act. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for untendered outstanding notes and tendered but unaccepted outstanding notes will be adversely affected.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2003, or a later date and time to which we may extend it, but not later than , 2003, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

Withdrawal Rights	You may withdraw your tender of outstanding notes at any time prior to the expiration date by delivering written notice of your withdrawal to the exchange agent in accordance with the withdrawal procedures described in this prospectus. We will return to you, without charge, promptly after the expiration or termination of the exchange offer any outstanding notes that you tendered but that were not exchanged.

Conditions to the Exchange Offer	We will not be required to accept outstanding notes for exchange if:

• the exchange offer would violate applicable law or SEC interpretations or any legal action has been instituted or threatened that would impair our ability to proceed with the exchange offer; or

• you do not tender your outstanding notes in compliance with the terms of the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered. We reserve the right to terminate the exchange offer if certain specified conditions have not been satisfied and to waive any condition or extend the exchange offer or otherwise amend the terms of the exchange offer in any respect. Please read the section “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes and Representations	If your outstanding notes are held through The Depository Trust Company (“DTC”) and you wish to participate in the exchange offer, you may do so through one of the following methods:

• Delivery of a Letter of Transmittal. You must complete and sign a letter of transmittal in accordance with the instructions contained in the letter of transmittal and forward the letter of transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the outstanding notes to be tendered or in compliance with the specified procedures for guaranteed delivery of the outstanding notes; or

• Automated Tender Offer Program of The DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

Under both methods, by signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any exchange notes that you receive are being acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

• you are not engaged in and do not intend to engage in any distribution of the exchange notes;

• if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

• you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Please do not send your letter of transmittal or certificates representing your outstanding notes to us. Those documents should only be sent to the exchange agent.

Questions regarding how to tender and requests for information should be directed to the exchange agent.

Special Procedures For Beneficial Owners	If you own a beneficial interest in outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender the outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.

Consequences of Not Complying with Exchange Offer Procedures	You are responsible for complying with all exchange offer procedures. You will only receive exchange notes in exchange for your outstanding notes if, prior to the expiration date, you deliver to the exchange agent:

• the letter of transmittal, properly completed and duly executed;

• any other documents or signature guarantees required by the letter of transmittal;

• certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account at DTC.

Any outstanding notes you hold and do not tender, or which you tender but which are not accepted for exchange, will remain outstanding and continue to accrue interest, but will not retain any rights under the registration rights agreement. You will not have any appraisal or dissenters’ rights in connection with the exchange offer. You should allow sufficient time to ensure that the exchange agent receives all required documents before the expiration of the exchange offer. Neither we nor the exchange agent has any duty to inform you of defects or irregularities with respect to your tender of outstanding notes for exchange. We reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding notes.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and cannot comply, prior to the expiration date, with the applicable procedures for tendering outstanding notes described above and under “The Exchange Offer—Procedures for Tendering,” you must tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

U.S. Federal Income Tax Considerations	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. Please read “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes. The net proceeds from the sale of the outstanding notes were used to reduce our borrowings under the revolving portion of our senior credit facility. See ''Use of Proceeds.’’

The Exchange Agent	We have appointed J.P. Morgan Trust Company, National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:
J.P. Morgan Trust Company, National Association, 2001 Bryan Street, 9th Floor, Dallas, Texas 75201; Attention: Frank Ivins, (214) 468-6464. Eligible institutions may make requests by facsimile at (214) 468-6494.

Summary of the Terms of the Exchange Notes

     This exchange offer relates to the exchange of up to $150 million in aggregate principal amount of exchange notes for an equal principal amount of outstanding notes. The outstanding notes were issued on April 23, 2003. The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes, except the exchange notes will be registered under the Securities Act. Therefore, the exchange notes will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the outstanding notes, which they are replacing, and both the outstanding notes and the exchange notes are governed by the same indenture.

Issuer	Susquehanna Media Co., a Delaware corporation.

Securities	$150 million in aggregate principal amount of 7-3/8% Senior Subordinated Notes due 2013.

Maturity	April 15, 2013.

Interest Rate and Payment Dates	Annual rate: 7-3/8%

Payment frequency: every six months on April 15 and October 15. First payment: October 15, 2003.

Ranking	The exchange notes will be unsecured senior subordinated obligations of Susquehanna Media. The exchange notes will rank behind all of our existing and future senior debt, including indebtedness under our senior credit facility. The exchange notes will effectively rank behind (i) any of our future indebtedness that is secured by any of our assets to the extent of the value of such assets, even if such indebtedness expressly provides that it is not senior to the notes and (ii) the current and future indebtedness and other liabilities (including trade payables) of our subsidiaries. The exchange notes will rank equally with our outstanding $150 million 8-1/2 Senior Subordinated Notes due 2009. In the future, we may issue debt that ranks senior, equal or subordinate to the notes.

Optional Redemption	On or after April 15, 2008, we may redeem some or all of the notes at any time at the redemption prices described under “Description of the Exchange Notes—Optional Redemption,” plus accrued and unpaid interest on the notes to be redeemed.

Prior to April 15, 2006, we may redeem up to 35% of the notes with the proceeds of certain of our public equity offerings at the price set forth under “Description of the Exchange Notes—Optional Redemption.”

Mandatory Offer to Repurchase	If a third party acquires control of us, you will have the right to require us to repurchase your exchange notes at a price equal to 101% of the principal amount of your exchange notes, plus accrued and unpaid interest to the date of purchase. In certain instances, we must use the net cash proceeds of certain asset sales to offer to purchase the exchange notes at a price equal to 100% of the principal amount of the exchange notes, plus accrued and unpaid interest to the date of purchase.

Basic Covenants of Indenture	We will issue the exchange notes under an indenture that, among other things, restricts our ability to:

• incur additional debt;

• pay dividends and make distributions;
• repurchase securities;
• make certain investments;
• incur liens;
• transfer or sell assets;
• enter into transactions with insiders or related parties;
• issue or sell stock of subsidiaries;
• change our business; and
• merge or consolidate.

These covenants are subject to important exceptions and qualifications that are described under “Description of the Exchange Notes—Certain Covenants.”

Summary Historical Consolidated Financial and Operating Data

     We present below summary historical financial and operating data. Our consolidated financial statements as of and for the years ended December 31, 2001, 2000, 1999 and 1998 were restated to:

•	properly reflect the accounting for changes in share values related to a modification to our Radio Employees Stock Plan, primarily to report changes in values of shares issued under the plan as non-cash expenses, rather than as direct charges to retained earnings as previously reported;

•	properly account for payments received from cable programming suppliers for channel launch support and promotion, which were formerly recognized as reductions to marketing expenses based on advertising and marketing efforts for the periods advertising campaigns were run;

•	depreciate ratably over the rebuild period cable distribution systems being rebuilt, rather than the prior practice of recognizing a loss at the end of a rebuild project; and

•	recognize additional amortization expense and lease charges.

The reclassification of 1999’s pension curtailment gain and debt retirement costs as components of operating income have been included in the restatement adjustments.

     The net effect of these restatements was to reduce operating income by $26.8 million, $23.4 million and $7.6 million in 2001, 2000 and 1999, respectively and to increase operating income by $748,000 in 1998. The restatements did not affect cash, total assets, total debt, revenues or cash flows from operating activities. Please see footnote 15 to our consolidated financial statements as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 for additional information on the restatement.

     We derived the following summary historical consolidated financial and operating data (excluding cable operating data) as of December 31, 2002 and 2001, and for the three years ended December 31, 2002 from our audited consolidated financial statements. The following summary historical consolidated financial and operating data (excluding cable operating data) as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 was derived from unaudited financial information because our previously reported audited consolidated financial statements as of and for the years then ended were restated for certain items but not reaudited. You should read the following information together with the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the accompanying consolidated financial statements and related notes elsewhere in this prospectus.

	Year ended December 31,

	2002	2001	2000	1999	1998

		(Restated)	(Restated)	(Restated)	(Restated)

			Dollars in Thousands

Income Statement Data:
Revenues:
Radio	$216,222	$198,039	$220,886	$185,193	$151,170
Cable	122,754	104,758	93,113	82,720	70,641
Internet and Other	9,670	10,632	6,590	3,353	1,616

Total revenues	348,646	313,429	320,589	271,266	223,427
Operating income (1) (2)	56,268	22,155	57,216	60,466	51,951
Interest expense	29,200	37,887	37,523	28,573	20,506
Income (loss) before income taxes and minority interests	32,824	(9,093)	24,915	36,748	31,779
Minority interests	(3,758)	(1,694)	(3,839)	(3,376)	(4,304)

Net income (loss) (1)	$11,162	$(17,203)	$4,314	$18,258	$13,332

Balance Sheet Data (end of period):
Total assets	$746,527	$665,725	$657,342	$523,242	$353,241
Total debt	521,137	495,106	500,600	405,621	272,776

	Year ended December 31,

	2002	2001	2000	1999	1998

		(Restated)	(Restated)	(Restated)	(Restated)

			Dollars in Thousands

Stockholders’ equity	24,059	13,390	31,086	28,615	8,581
Cash Flow Data:
Cash flows related to:
Operating activities	$86,035	$66,954	$67,105	$60,211	$36,843
Investing activities	(95,387)	(60,760)	(163,478)	(182,944)	(38,842)
Financing activities	9,352	(6,194)	95,734	121,430	3,941
Other Financial Data:
Depreciation and amortization	$29,470	$41,839	$36,239	$30,071	$21,581
Capital expenditures	$28,329	$31,739	$36,913	$33,066	$29,592
Ratio of earnings to fixed charges (3):	2.0x	—	1.6x	2.1x	2.3x
Cable Operating Data:
Homes passed	292,753	266,591	254,268	243,453	214,650
Basic subscribers	206,372	194,890	192,129	187,406	166,917
Basic penetration (4)	70.3%	73.1%	75.6%	77.0%	77.8%
Premium units (5)	69,305	71,627	79,522	75,813	65,327
Premium penetration (6)	33.7%	36.8%	41.4%	40.5%	39.1%
Average monthly revenue per basic subscriber (7)	$50.35	$45.28	$40.99	$37.33	$35.18

(1)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which eliminated the amortization of goodwill, Federal Communications Commission (FCC) broadcast licenses and cable franchise values as of that date. The following table adjusts prior reported operating income and net income for amortization of goodwill, FCC broadcast licenses and cable franchise values reported in those periods and the estimated impact on net income had SFAS No. 142 been in effect for such periods.

	Years Ended December 31,

	2002	2001	2000	1999	1998

		Dollars in Thousands

Operating Income	$56,268	$22,155	$57,216	$60,466	$51,951
Add: Amortization eliminated in SFAS No. 142	—	14,192	12,121	10,295	9,005

Adjusted Operating Income	$56,268	$36,347	$69,337	$70,761	$60,956

Net Income (Loss)	$11,162	$(17,203)	$4,314	$18,258	$13,332
Add: Amortization eliminated in SFAS No. 142, net of income taxes	—	9,165	7,930	6,691	5,853

Adjusted Net Income (Loss)	$11,162	$(8,038)	$12,244	$24,949	$19,185

(2)	The following table sets forth the reclassifications and adjustments to our operating income resulting from the restatement of our consolidated financial statements for the years ended December 31, 2001, 2000, 1999 and 1998. Our financial statements for the year ended December 31, 2002 were not restated. For further information, please see Note 15 to our consolidated financial statements.

Reclassifications and Restatement Adjustments to Operating Income

	Year Ended December 31,

	2001	2000	1999	1998

		Dollars in Thousands

Radio stock plan	$(22,305)	$(19,748)	$(916)	$—
Cable rebuilds	(2,285)	(2,891)	(2,499)	748
Launch fees	(1,739)	(385)	(985)	—
Others	(455)	(345)	—	—
Reclassification of pension curtailment gain	—	—	2,299	—
Reclassification of debt retirement costs	—	—	(5,481)	—

	$(26,784)	$(23,369)	$(7,582)	$748

(3)	The ratio of earnings to fixed charges is expressed as the ratio of income before income taxes and extraordinary items plus fixed charges (excluding capitalized interest) to fixed charges. Fixed charges consist of interest expense, capitalized interest and one-third of rental expense (the portion deemed representative of the interest factor). For the year ended December 31, 2001, fixed charges exceeded earnings by approximately $9.6 million.

(4)	Basic penetration represents basic subscribers as a percentage of homes passed.

(5)	Premium units represents the aggregate number of individual premium services (e.g., HBO, Cinemax, Showtime) for which customers have subscribed.

(6)	Premium penetration represents premium units as a percentage of basic subscribers.

(7)	Average monthly revenue per basic subscriber represents revenues generated by basic subscribers divided by 12 divided by the weighted average number of subscribers for the year.

RISK FACTORS

     Before tendering your outstanding notes for exchange notes or investing in the exchange notes, you should carefully consider the following material risk factors and other information in this prospectus. Our business, financial condition, results of operations and our ability to make payments on the notes could be materially adversely affected by any of the following risks. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below or elsewhere.

Risks Related to US, Our Business and an Investment in the Exchange Notes

Our significant debt service obligations will limit our cash flow and affect how we operate our company.

     We have a significant level of debt and debt service obligations. As of December 31, 2002, we had approximately $521.1 million of indebtedness. We also had the ability to incur $50.2 million of additional debt under our senior credit facility. Giving effect to the sale of the outstanding notes and the application of the proceeds to reduce the outstanding balance of the revolving portion of our senior credit facility, as of December 31, 2002, we would have had $522.8 million of indebtedness and the ability to incur $198.5 million of additional debt under our senior credit facility. If we add new debt to our current debt levels, the related risks that we now face could intensify.

Our substantial indebtedness poses important consequences to you, including the risks that:

•	we will use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	our indebtedness may limit our ability to obtain additional financing on satisfactory terms;

•	insufficient cash flow from operations may force us to sell assets, restructure or refinance our debt, or seek additional equity capital, which we may be unable to do at all or on satisfactory terms;

•	our level of indebtedness may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures;

•	indebtedness under the senior credit facility bears interest at variable rates which could create higher debt service requirements if market interest rates increase; and

•	our failure to comply with the financial and other covenants applicable to our debt could result in an event of default, which, if not cured or waived, could have a material adverse effect on us.

     These risks may directly impact our ability to service our debt obligations, including the exchange notes.

Because the exchange notes will be subordinated to our senior debt, we must make payments on our senior debt before you receive interest and principal payments.

     The exchange notes will be subordinate to our existing and future senior debt, including all outstanding amounts under our senior credit facility. As of December 31, 2002, we had approximately $371.1 million of senior indebtedness. In addition, we had approximately $50.2 million of additional borrowing availability under our senior credit facility. Giving effect to the sale of the outstanding notes and the application of the proceeds to reduce the outstanding balance of the revolving portion of our senior credit facility, as of December 31, 2002, we would have had $222.8 million of senior indebtedness and the ability to incur $198.5 million of additional debt under our senior credit facility.

     Our obligations under our senior credit facility are secured by substantially all of the assets (excluding real property) that we use in our business operations and by all of our voting common stock and the voting common stock of our direct and indirect subsidiaries. Our senior credit facility is guaranteed by all of our direct and indirect subsidiaries. If we are unable to repay amounts due on our secured debt, the lenders could proceed against the collateral securing the debt and we may not have enough assets left to pay you or other noteholders. In addition, the senior credit facility prohibits us from paying amounts due on the exchange notes, or from purchasing, redeeming or otherwise acquiring the exchange notes if a default exists under our senior debt.

     None of our subsidiaries guarantees the exchange notes. As a result, the exchange notes are effectively subordinated in right of payment to all debt and other liabilities (including trade payables) of our subsidiaries, which, as of December 31, 2002, were $74.8 million (not including their guarantees of our senior credit facility). Substantially all of our consolidated assets are held by our subsidiaries. Any right we may have to receive assets of our subsidiaries upon their liquidation or reorganization, and the resulting rights of the holders of exchange notes to participate in those assets, would be subordinated to the claims of our subsidiaries’ creditors except in certain limited circumstances.

We depend upon our subsidiaries for the cash flow necessary to service our debt obligations, including the exchange notes.

     The exchange notes are obligations of ours exclusively and are not guaranteed by our subsidiaries. We are a holding company and we conduct our business through our operating subsidiaries and do not have any operations of our own. As a result, we are dependent upon the ability of our subsidiaries to provide us with cash, in the form of dividends, inter-company credits, loans or otherwise, to meet our debt service obligations. These subsidiaries are separate and distinct legal entities and have no obligations to pay any amounts due on our indebtedness or to make any funds available therefore. In addition, dividends, loans or other distributions to us from our subsidiaries may be subject to contractual or other restrictions, will depend upon the results of operations of such subsidiaries and may be subject to other business considerations.

     Not all of our subsidiaries are wholly-owned. To the extent that subsidiaries of Susquehanna Media that are not wholly-owned declare dividends or make other distributions to stockholders, these minority stockholders will receive their shares of such payments, and such amounts will not be available to service our indebtedness. The indenture governing the exchange notes does, however, limit the amount of dividends and other distributions that may be paid to these minority stockholders.

Our indebtedness prohibits us from engaging in activities that may benefit us.

     Our senior credit facility, the indenture governing our existing 8-1/2% senior subordinated notes due 2009 and the indenture governing the exchange notes each contain a number of significant covenants. These covenants limit or restrict our ability to:

•	incur additional debt;

•	pay dividends and make distributions;

•	repurchase securities;

•	make certain investments;

•	incur liens;

•	transfer or sell assets;

•	enter into transactions with insiders or related parties;

•	issue or sell stock of subsidiaries;

•	change our business;

•	pay management fees to Susquehanna Pfaltzgraff; or

•	merge or consolidate.

     These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests.

Our senior credit facility contains cross-default provisions that may enable senior lenders to proceed against collateral in the event of a default on the exchange notes.

     The events that qualify as events of default under the indentures governing our 8-1/2% senior subordinated notes due 2009 and the exchange notes, including a change of control, may also be events of default under our senior credit facility or other indebtedness. An event of default under the senior credit facility would permit our lenders to accelerate our indebtedness. If we cannot repay such borrowings when due, the lenders could proceed against the collateral securing the debt.

If we do not successfully integrate future acquisitions, we may not successfully increase our cash flow.

     As part of our business strategy, we intend to acquire suitable radio stations and cable systems. In the event that we acquire additional radio stations and cable systems, we may have difficulty integrating the operations, systems and management of such businesses, and unforeseen integration difficulties may require a disproportionate amount of management’s attention and our other resources. In addition, there can be no assurance that any future acquisitions will be as successful as recent acquisitions, and future acquisitions may not increase our cash flow or yield other anticipated benefits.

Recent events that are beyond our control have increased the level of public and regulatory scrutiny in general and in the capital markets and have resulted in increased regulation and new accounting standards. The reaction to these events may have negative impacts on our business, financial condition and access to capital.

     As a result of the bankruptcy filings by the Enron Corporation and WorldCom, Inc., recently discovered accounting irregularities of public companies, alleged insider trading violations and investigations by governmental authorities of companies in different industries, businesses have been under a generally increased amount of public and regulatory scrutiny. Recently discovered accounting irregularities have caused regulators and legislators to review current accounting practices, financial disclosures and companies’ relationships with their independent auditors. The capital markets and rating agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws, and we have taken steps to avoid these events, but it is difficult or impossible to predict or control what effect these types of disruptions may have on our business, financial condition or our access to the capital markets.

     Additionally, it is unclear what laws or regulations may develop, and we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies or in our operations specifically. Any such new accounting standards could impact the way we are required to record revenues, assets and liabilities. These changes in accounting standards could lead to negative impacts on reported earnings or increases in liabilities that could, in turn, affect our reported results of operations.

The failure of a market to develop could affect your ability to, and the price at which you may, resell your securities.

     The exchange notes will be a new issue of securities for which there is no existing trading market. We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to develop, the exchange notes could trade at a discount from their face value depending on many factors, including prevailing interest rates and the markets for similar securities. In addition, any market-making by the initial purchasers of the outstanding notes may be limited during any registered exchange offer or the pendency of any resale registration statement and may be discontinued at any time without notice. The initial purchasers of the outstanding notes have advised us that they intend to make a market in the exchange notes after the exchange offer. However, they are not obligated to do so and may discontinue market-making at any time without notice. We do not intend to apply for listing of the exchange notes on any securities exchange. As a result, we cannot assure you that an active trading market will ultimately develop for the exchange notes. The liquidity of, and trading market for, the exchange notes also may be adversely affected by:

•	the number of holders of the exchange notes;

•	the interest of securities dealers in making a market in the exchange notes;

•	changes in the market for high yield securities; and

•	changes in our financial performance or prospects or in the prospects for companies in our industry generally.

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. Any market for the exchange notes may be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the exchange notes.

If you do not exchange your outstanding notes for exchange notes, your notes will continue to have restrictions on transfer.

     If you do not exchange your outstanding notes for exchange notes in the exchange offer, or if your outstanding notes are tendered but not accepted, your outstanding notes will continue to have restrictions on transfer. In general, you may offer or sell any outstanding notes only if such notes are registered under the Securities Act and applicable state laws, or resold under an exemption from these laws. We do not intend to register the outstanding notes under the Securities Act, other than in the limited circumstances required under the registration rights agreement.

The issuance of the exchange notes may adversely affect the market for outstanding notes.

     If outstanding notes are tendered for exchange, the trading market for untendered and tendered but unaccepted outstanding notes could be adversely affected. Please refer to the section in this prospectus entitled “The Exchange Offer—Consequences of Failure to Exchange.”

Risks Relating To The Radio Broadcasting Industry

We are dependent upon advertising revenues to generate income and cash flow. A concentration of stations in any particular market intensifies our exposure to economic declines.

     We derive substantially all of our broadcast revenues from the sale of advertising on our radio stations. For the years ended December 31, 2002, 2001 and 2000, 93%, 92% and 92% of our radio revenues, respectively, were generated from the sale of broadcast advertising. Because advertisers generally reduce their spending during economic downturns, we could be adversely affected by a future national recession. In addition, because a substantial portion of our broadcast revenues are derived from local advertisers, our ability to generate advertising revenues in specific markets could be adversely affected by local or regional economic downturns.

     A concentration of stations in any particular market intensifies our exposure to economic declines. We are particularly dependent on advertising revenue from the San Francisco and Dallas markets, which generated 36% and 21%, respectively of our total radio revenue for the year ended December 31, 2001.

     Advertising revenue from the San Francisco and Dallas markets, generated 27% and 25%, respectively of our total radio revenue for the year ended December 31, 2002. In 2001, a dramatic decrease in advertising by Internet businesses decreased our San Francisco stations’ revenues. The decreased revenues resulted in lower operating income. During 2002, the San Francisco economy has experienced a modest recovery, however its recovery has trailed other markets.

The ongoing impact of acts of war and terrorism, which have further depressed economic activity in the United States and globally, may reduce our advertising revenues and have other negative effects on our business.

     The general slowdown in the Unites States economy, as well as the ongoing impact of acts of war and terrorism against the United States, and the country’s response thereto, could cause our advertising revenues to decline due to advertising cancellations, delays or defaults in payment for advertising time, and other factors. In addition, these ongoing events have further depressed economic activity in the United States and globally, including the markets in which we operate, and may have other negative effects on our business, the nature and duration of which we cannot predict. If these acts of war or terrorism or weak economic conditions continue or worsen, our financial condition and results of operations may be materially and adversely affected.

Competition from other radio stations and media forms could reduce our advertising revenues and cash flow.

     The radio broadcasting industry is very competitive. The success of each of our stations is dependent upon its audience ratings and share of the overall advertising revenues within its market. Our stations compete for audiences and advertising revenues directly with other radio stations, and some of the owners of those competing stations have much greater financial resources than we do. Our stations also compete with other media such as cable television, newspapers, magazines, direct mail, compact discs, music videos, the Internet and outdoor advertising. We cannot be sure that any of our stations can maintain or increase its current audience ratings or market share. In addition, other stations may change their format or programming to compete directly with our stations for audience and advertisers or engage in aggressive promotional campaigns. If this happens, the ratings and advertising revenues of our stations could decrease, the promotion and other expenses of our stations could increase, and our stations would have lower broadcast cash flow.

     New media technologies are also being introduced to compete with the radio broadcasting industry. Some of these new technologies are:

•	digital audio broadcasting and satellite digital audio radio service, which provide for the delivery of multiple new, high quality audio programming formats to local and national audiences; and

•	streaming audio delivered through the Internet.

     We cannot predict at this time the effect, if any, that any of these new technologies may have on the radio broadcasting industry in general or our stations in particular.

Licensing and ownership rules may limit the growth of our radio broadcasting operations.

     The radio broadcasting industry is subject to extensive regulation by the Federal Communications Commission under the Communications Act of 1934. FCC approval is required for the issuance, renewal or transfer of radio broadcast station operating licenses. We cannot operate our radio stations without FCC licenses. The failure to renew our licenses on their expiration dates or the inclusion of conditions or qualifications in our licenses could have a negative impact on our business. The Communications Act and FCC rules impose specific limits on the number of stations an entity can own in a single market. Ownership rules may affect our acquisition strategy because they may prevent us from acquiring additional stations in a particular market. We may also be prevented from engaging in a swap transaction if the swap would cause us to violate these rules.

     The FCC has indicated that it may examine and may impose limits upon the advertising revenue share acquired by one entity in a single market. It is not clear how the FCC will proceed in this area. In addition, the Department of Justice, either directly through its administration of the Hart-Scott-Rodino pre-merger notification requirements, or generally, has taken an active role in reviewing acquisitions of stations in particular markets and, in some instances, has conditioned its clearance on the parties’ agreement to limit market share to a level approved by the Department.

     In 2001, the FCC began rulemaking proceedings on two of its broadcast ownership rules — the Broadcast-Newspaper Cross-Ownership Rule and the Local Radio Ownership Rule. In September of 2002, the FCC issued a Notice of Proposed Rulemaking, or NPRM, in which it sought comment on its four other broadcast ownership rules: the Television-Radio Cross-Ownership Rule; the Dual Network Rule; the Local Television Ownership Rule; and the National Television Ownership Rule. The September NPRM consolidated the three proceedings into a single biennial review for all broadcast ownership rules; such biennial reviews are required in accordance with the 1996 Telecom Act. Final comments were due to be filed no later than February 3, 2003, and a decision whether to retain the existing rules or perhaps relax them may be forthcoming from the FCC as early as the end of March 2003. Relaxation of the multiple ownership rules may allow us, and competitors, to increase the number of stations we own in a particular market, and may permit us, and competitors, to own other media in a particular market. We cannot predict the impact of the results of the FCC’s rulemaking on our business.

Risks Relating To The Cable Television Industry

Competition from other communication service providers could reduce our revenues and cash flow.

     Cable television systems operate in a very competitive business environment, and we may compete against competitors with fewer regulatory burdens, greater financial and personnel resources, greater brand name recognition and long-standing relationships with regulatory authorities. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, regional bell operating companies and others may result in providers capable of offering cable television and other telecommunications services in direct competition with us.

     Our cable television systems face competition from:

•	alternative methods of receiving and distributing television signals, including:

1.	direct broadcast satellite, which is a satellite service of one or more program channels that can be received on a subscriber’s premises directly using an antenna;

2.	multichannel multipoint distribution systems, which use low power microwave frequencies with increased channel capacity to transmit video programming over the air to customers;

3.	satellite master antenna television systems, which use one central antenna to receive and deliver programming to a concentrated group of viewers, such as in apartments, hotels or hospitals; and

4.	broadcast digital television, which can deliver high definition television pictures, digital-quality programs and CD-quality audio programming;

•	data transmission and Internet service providers;

•	regional bell operating companies, other telephone companies, public utility companies and other entities that are in the process of entering the cable television business; and

•	other sources of news, information and entertainment such as newspapers, movie theaters, live sporting events and home video products, including videotape cassette recorders and digital video disc players.

If our cable franchises are not renewed or if our franchises encounter competition, we may experience a significant decline in our revenues and cash flow.

     Cable television companies operate under non-exclusive franchises granted by local authorities, which are subject to renewal and renegotiation from time to time. Our business is dependent upon the retention and renewal of our local franchises. The non-renewal or termination of franchises relating to a significant portion of our subscribers could have a material adverse effect on our revenues and cash flow. A franchise is generally granted for a fixed term ranging from 5 to 15 years, but in many cases the franchise may be terminated if the franchisee fails to comply with the material provisions of the franchise agreement. Franchises typically impose conditions relating to the use and operation of the cable television system, including requirements relating to the payment of fees, system bandwidth capacity, customer service requirements, franchise renewal and termination. The Cable Communications Policy Act of 1984 provides for an orderly franchise renewal process in which franchise renewal will not be unreasonably withheld. If renewal is denied and the franchising authority acquires ownership of the system or effects a transfer of the system to another person, the operator generally is entitled to the “fair market value,” but with no value allocated to the franchise itself in a non-renewal situation, for the system covered by such franchise. No assurances can be given that we will be able to retain or renew our franchises or that the terms of any such renewals will be on terms as favorable to us as our existing franchises.

Changes in cable television regulation could increase our costs and reduce our revenues.

     Federal, state and local regulation can increase the costs of operating our cable systems and limit the rates we can charge. The Cable Television Consumer Protection and Competition Act of 1992, the Telecommunications Act of 1996 and the FCC’s rules implementing these acts have increased the administrative and operational expenses of cable television systems. The FCC and local or state franchise authorities have also gained additional regulatory oversight powers under these acts. The FCC is currently considering whether franchise authorities should be allowed to collect a franchise fee on revenues derived from cable modem service. The FCC and Congress continue to be concerned that rates for programming services are rising at a rate exceeding inflation. It is therefore possible that, notwithstanding the recent elimination of cable programming service tiers rate regulation, Congress may enact legislation in the future to reimpose additional rate controls on cable systems.

     Cable television systems generally operate pursuant to non-exclusive franchises, permits or licenses granted by a municipality or other state or local governmental entity. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction. A number of states subject cable systems to the jurisdiction of centralized state governmental agencies. No state in which we currently operate has enacted state level regulation. We cannot predict whether any of the states in which we currently operate will engage in such regulation in the future. If we become subject to this type of regulation, the costs of operating our cable systems may increase and the rates we can charge may be limited.

If our programming costs continue to increase and we cannot pass them along to our customers, our cash flow will decrease.

     Our cable programming costs are increasing. Programming has been and is expected to continue to be our largest single expense item and accounted for approximately 33% and 29% of the our total operating costs for the years ended December 31, 2002 and 2001, respectively. In recent years, the cable industry has experienced a rapid escalation in the cost of programming, particularly sports programming. Moreover, television stations have become increasingly aggressive in demanding cash or other consideration in return for granting retransmission consent for our ability to carry such stations. This escalation may continue, and we may not be able to pass programming cost increases on to our subscribers. In addition, as we add programming to our limited and “expanded basic” tiers, we may face additional market constraints on our ability to pass these costs on to our subscribers. Our financial condition, results of operations and cash flows could be negatively affected by further increases in programming costs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference into this prospectus contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “estimates,” “intends,” “plans,” “projection,” “will continue” and words of similar import. We have based these forward-looking statements on our current expectations and projections about future events and trends affecting the financial condition of our business which may prove to be incorrect. These forward-looking statements relate to future events, our future financial performance, and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. You should specifically consider the various factors identified in this prospectus, particularly those under the caption “Risk Factors,” and in any other documents filed by us with the SEC that could cause actual results to differ materially from our forward-looking statements.

     All statements other than of historical facts included herein or therein, including those regarding market trends, our financial position, business strategy, projected plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results or performance to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to:

•	general economic and business conditions, both nationally and in our markets;

•	interest rate movements;

•	terrorists’ acts or adverse reactions to United States anti-terrorism activities;

•	expectations and estimates concerning future financial performance;

•	the amounts and timing of payments required under the Radio Employee Stock Plan and the Cable Performance Share Plan;

•	acquisition opportunities and our ability to successfully integrate acquired businesses, properties or other assets and realize anticipated benefits of such acquisitions;

•	financing plans and access to adequate capital on favorable terms;

•	our ability to service our outstanding indebtedness and the impact such indebtedness may have on the way we operate our businesses;

•	the impact of competition from other radio stations, media forms and communication service providers;

•	the impact of existing and future regulations affecting our businesses, including radio licensing and ownership rules and cable television regulations;

•	changes in generally accepted accounting principles and standards, as well as SEC rules and regulations;

•	the possible non-renewal of cable franchises;

•	increases in programming costs;

•	the accuracy of anticipated trends in our businesses, including those discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein;

•	advances in technology and our ability to adapt to and capitalize on such advances;

•	decreases in our customers’ advertising and entertainment expenditures; and

•	other factors over which we may have little or no control.

     All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. Any forward-looking statement speaks only as of the date it was made, and, except for our ongoing obligations to disclose material information as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this report might not transpire.

THE EXCHANGE OFFER

General

     We are offering to exchange up to $150 million in the aggregate principal amount of exchange notes for the same aggregate principal amount of outstanding notes. We are making the exchange offer for all of the outstanding notes. Your participation in the exchange offer is voluntary and you should carefully consider whether to accept this offer.

Purpose and Effect of the Exchange Offer

     We issued and sold $150 million in principal amount of the outstanding notes on April 23, 2003 in a transaction exempt from the registration requirements of the Securities Act. Because this transaction was exempt under the Securities Act, you may re-offer, resell, or otherwise transfer the outstanding notes only if registered under the Securities Act or if an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

     In connection with the issuance of the outstanding notes, we entered into a registration rights agreement. Under the registration rights agreement, we, among other things, agreed to:

•	prepare and file a registration statement with the SEC for the proposed purpose of exchanging the outstanding notes for notes which have substantially the same terms and have been registered under the Securities Act;

•	use our best efforts to cause the registration statement to become effective within 135 days following the original issuance of the outstanding notes;

•	keep the exchange offer open for at least 20 business days after its commencement;

•	use our best efforts to complete the exchange offer within 30 business days, or such longer period as may be required by law, after the effective date of the registration statement;

•	accept for exchange all outstanding notes validly tendered by and not withdrawn in accordance with the terms of the exchange offer set forth in the registration statement; and

•	use our efforts to file a shelf registration statement for the resale of the notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

     In addition, there are circumstances where we are required to use our best efforts to file a shelf registration statement with respect to resales of the notes. We have filed a copy of the registration rights agreement as an exhibit to the registration statement that this prospectus forms a part of and that has been filed with the SEC.

     As soon as practicable after the registration statement is declared effective, we will offer the holders of outstanding notes who are not prohibited by any law or policy of the SEC from participating in this exchange offer the opportunity to exchange their outstanding notes for exchange notes registered under the Securities Act that are substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and liquidated damages.

     In the event that we do not meet certain deadlines set forth in the registration rights agreement with respect to the registration of the exchange notes and consummation of the exchange offer, we have agreed to pay to each affected holder of outstanding notes liquidated damages in an amount equal to $0.05 per week per $1,000 in principal amount of outstanding notes for each week or portion thereof that the default continues for the first 60-day period immediately following the occurrence of such default. The amount of liquidated damages shall increase by an additional $0.05 per week per $1,000 in principal amount with respect to each subsequent 60-day period, up to a maximum of $0.30 per week per $1,000 in principal amount, until all defaults have been cured. We are not required to pay liquidated damages for more than one default at any given time.

     To exchange your outstanding notes for freely transferable exchange notes, you will be required to make the following representations:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act;

•	you are not a broker-dealer, and you are not engaged in and do not intend to engage in the distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account and you acquired those notes as a result of market-making activities or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•	any other representations and warranties required by law or SEC policy.

Resale of Exchange Notes

     Based on the interpretations of the SEC staff in no-action letters issued to third parties, we believe that exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of your business; and

•	you are not participating, do not intend to participate and have no arrangements or understanding with any person to participate in any distribution of the exchange notes.

     Broker-dealers that acquired outstanding notes directly from us may not rely on the interpretations of the SEC described above. Accordingly, in order to sell their notes, broker-dealers that acquired outstanding notes directly from us must comply with the registration and prospectus delivery requirements of the Securities Act, including being named as a selling security holder in any resale prospectus. If you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes and you acquired those notes as a result of market-making activities or other trading activities, you must deliver a prospectus, as required by law, in connection with any resale of the exchange notes. Only broker-dealers that acquired outstanding notes as a result of market-making or other trading activities may participate in the exchange offer.

     If you do not satisfy the above conditions, you

•	cannot rely on the interpretations by the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

     We do not intend to seek our own no-action letter, and we cannot assure you that the SEC staff would make a similar determination with respect to the exchange notes as it has in prior no-action letters issued to other parties. In November 1998, the SEC proposed various changes to the regulatory structure for offerings registered under the Securities Act. The SEC has stated that, if these proposals are adopted, the SEC staff will repeal the interpretations set forth in prior no-action letters. We cannot predict whether these proposals will be adopted or, if they are adopted, when and in what form they will be adopted or what impact any new interpretations would have on this exchange offer.

     If an exemption from registration is not available, any noteholder intending to resell exchange notes must be covered by an effective registration statement under the Securities Act containing the selling noteholder’s information required by Items 507 and 508 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes only as specifically described in this prospectus. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

     Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. We will issue exchange notes in principal amount equal to the principal amount of outstanding notes surrendered. Outstanding notes may be tendered for exchange notes only in integral multiples of $1,000.

     The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

     As of the date of this prospectus, $150 million aggregate principal amount of the outstanding notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

     We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, and the rules, regulations and interpretations of the SEC. Outstanding notes that are not tendered for exchange will remain outstanding and continue to accrue interest, but will not be entitled to the rights and benefits the holders have under the registration rights agreement.

     We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

     If you tender outstanding notes in the exchange offer, you will be required to pay any applicable brokerage commissions, fees or transfer taxes with respect to the exchange of outstanding notes. We will not pay any charges and expenses (other than those related to the registration of the exchange notes) in connection with the exchange offer. It is important that you read the “—Fees and Expenses” section for more details regarding fees and expenses incurred in the exchange offer.

     We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

     Neither we nor the exchange agent makes any recommendation to holders of the outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes in the exchange offer. In addition, no one has been authorized to make any recommendation to holders of the outstanding notes. After reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your financial position and requirements, you must make your own decision whether to participate in the exchange offer, and, if so, the aggregate amount of outstanding notes to tender.

Expiration Date

     The exchange offer will expire at 5:00 p.m., New York City time on      , 2003, unless, in our sole discretion, we extend it. Notwithstanding the preceding, we will not extend the expiration date beyond      , 2003.

Extensions, Delays in Acceptance, Termination or Amendment

     We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any outstanding notes by giving oral or written notice of the extension to their holders. During any extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

     In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

     If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer; or

•	to terminate the exchange offer

by giving oral or written notice of the delay, extension or termination to the exchange agent. We also reserve the right to amend the terms of the exchange offer.

     Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly file a post-effective amendment to the registration statement and disclose the amendment by means of a prospectus supplement when the post-effective amendment has been declared effective by the SEC. The prospectus supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during any period of delay.

Conditions to the Exchange Offer

     Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange, if in our reasonable judgment:

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

•	you do not tender your outstanding notes in compliance with the terms of the exchange offer.

     In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer” and “—Procedures for Tendering” and “Plan Distribution.”

     We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the registered holders of the outstanding notes as promptly as practicable.

     These conditions are for our sole benefit and we may assert them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times. If any waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes. In this case, we will extend the exchange offer to the extent required by the Exchange Act to provide holders of outstanding notes the opportunity to effectively consider the additional information and to factor this information into their investment decision.

     In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any outstanding notes, if at the time any stop order has been threatened or is in effect with respect to (i) the registration statement of which this prospectus constitutes a part or (ii) the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

     We currently expect that each of these conditions will be satisfied and that no waiver will be necessary.

Procedures for Tendering

How to Tender Generally

     Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signature on the letter of transmittal guaranteed, if the letter of transmittal so requires; and

•	mail, send by facsimile or otherwise deliver the letter of transmittal to the exchange agent prior to the expiration date; or

•	comply with the automated tender offer program procedures of DTC, as described below.

     In addition, either:

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures, as described below.

     To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided under “—The Exchange Agent” prior to the expiration date.

     A tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

     The method of delivery of the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. Do not send the letter of transmittal to us. You may request your brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for you.

How to Tender if You Are a Beneficial Owner

     If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct it to tender on your behalf.

Your Representation to Us

     By signing or agreeing to be bound by the letter of transmittal, you represent to us that, among other things:

•	any exchange notes that you receive are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

•	you are not a broker-dealer, and you are not engaged in and do not intend to engage in any distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes and you acquired those notes as a result of market-making activities or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Signatures and Signature Guarantees

     You must have signatures on a letter of transmittal or any notice of withdrawal, as described below, guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal, unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondence in the United States, or an eligible guarantor institution.

     If the letter of transmittal or any notes or note powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, the parties listed above should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

     Tendering Through DTC’s Automated Tender Offer Program

     Any financial institution that is a participant in DTC’s system may be able to use DTC’s automated tender offer program to tender. Participants in the program may be able to transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

     The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that it is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.

Determinations Under the Exchange Offer

     We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding on all parties. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding notes must be cured within the time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person is obligated to do so, and no such parties will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue Exchange Notes

     In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message; and

•	the exchange offer has expired.

Return of Outstanding Notes Not Accepted or Excepted

     If we do not accept any tendered outstanding notes for exchange for any reason described in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without additional expense to their tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described below, the non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

     The exchange agent will establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.

Guaranteed Delivery Procedures

     If you wish to tender your outstanding notes but you cannot deliver the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date, you may still tender if:

•	the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from a member firm as described above, either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery;

•	setting forth your name and address, the registered number(s) of your outstanding notes and the principal amount of outstanding notes tendered;

•	stating that the tender is being made thereby;

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the close of business, New York time, on the expiration date.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to you if you wish to tender your outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

     Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to the expiration date.

     For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at one of the addressees listed below under “—The Exchange Agent,” or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

     Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn; and

•	identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes.

     If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and must otherwise comply with the procedures of DTC.

     We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

     Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes. This crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to the expiration date.

The Exchange Agent

     J.P. Morgan Trust Company, National Association has been appointed as the exchange agent for the exchange offer. J.P. Morgan Trust Company, National Association also serves as the trustee under the indenture governing the notes. Questions and requests for assistance or additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered Mail or Certified Mail:	By Overnight Courier:

J.P. Morgan Trust Company, National Association	J.P. Morgan Trust Company, National Association
2001 Bryan Street	2001 Bryan Street
9th Floor	9th Floor
Dallas, Texas 75201	Dallas, Texas 75201
Attention: Frank Ivins	Attention: Frank Ivins

By Telephone: (214) 468-6464	By Facsimile: (214) 468-6494
(confirm receipt by telephone)

Fees and Expenses

     We will bear the expenses of the exchange offer. The principal offer is being made by mail; however, we may make additional offers by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

     We have not retained any dealer-manager in connection with the exchange offer and will not make payments to broker-dealers or other soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees, if any, for its services and reimburse it for its related reasonable out-of-pocket expenses.

     We will pay the expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	any related fees and expenses.

Transfer Taxes

     We will not pay any transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. In addition to the exchange of your notes, you may be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal;

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer; or

•	satisfactory evidence of payment of any transfer taxes payable by a noteholder is not submitted with the letter of transmittal.

     If you have any questions regarding transfer taxes, you should consult your legal or tax advisor. In such circumstances, the amount of the transfer taxes will be billed directly to that tendering holder.

Consequences of Failure to Exchange

     If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding notes, and the market for secondary resales is likely to be minimal. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register the outstanding notes under the Securities Act. Unless they are broker-dealers selling under certain circumstances, holders of outstanding notes will no longer have any rights under the registration rights agreement although the outstanding notes will remain outstanding and will continue to accrue interest. Broker-dealers that are not eligible to participate in the exchange offer may have additional rights under the registration rights agreement to facilitate the sale of their outstanding notes.

     Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

Accounting Treatment

     We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount of the outstanding notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Further Note Acquisition

     We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We are not required and have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will receive in exchange a like principal amount of outstanding notes. The outstanding notes surrendered in the exchange offer will be retired and canceled and cannot be reissued.

     The net proceeds from the issuance of the outstanding notes, approximately $148.3 million after deducting the expenses of the offering, were used to reduce our borrowings under the revolving portion of our senior credit facility. At December 31, 2002, the average interest rate on borrowings under the revolving portion of our senior credit facility was 3.1%. The revolving portion of our senior credit facility matures in June 2007.

     We may borrow funds available under our senior credit facility in the future, as we have in the past, for general business purposes, improvements, ongoing capital expenditure requirements, acquisitions and other general business purposes. Although we continually evaluate potential strategic acquisitions that we believe would complement our existing business, we do not have currently any material pending negotiations or agreements regarding future acquisitions.

CAPITALIZATION

     The following table sets forth, as of December 31, 2002: (1) our actual consolidated capitalization and (2) our as adjusted capitalization giving effect to the offering of the outstanding notes and the application of the net proceeds from the offering as set forth under “Use of Proceeds.” This table should be read in conjunction with the audited consolidated financial statements and related notes elsewhere in this prospectus.

	December 31, 2002

	Actual	As Adjusted

	(dollars in thousands)
Long-term debt, including current maturities:
Senior credit facility:
Revolving credit facility	$179,700	$31,400
Term loans	191,250	191,250
Other senior indebtedness	187	187
8-1/2% senior subordinated notes due 2009	150,000	150,000
7-3/8% senior subordinated notes due 2013	—	150,000

Total long-term debt (including current maturities)(1)	521,137	522,837
Stockholders’ equity:
Preferred stock, voting, 7% cumulative with par value of $100, 110,000 shares authorized, 70,499.23 issued and outstanding	7,050	7,050
Common stock, voting, $1 par value, 1,100,000 shares authorized, 1,100,000 shares issued and outstanding	1,100	1,100
Retained earnings	15,909	15,909

Total stockholders’ equity	24,059	24,059

Total capitalization	$545,196	$546,896

(1)	At December 31, 2002, the current portion of our long-term debt was $17.0 million.

SELECTED HISTORICAL FINANCIAL DATA

     We present below selected historical financial and operating data. Our consolidated financial statements as of and for the years ended December 31, 2001, 2000, 1999 and 1998 were restated to:

•	properly reflect the accounting for changes in share values related to a modification to our Radio Employees Stock Plan, primarily to report changes in values of shares issued under the plan as non-cash expenses, rather than as direct charges to retained earnings as previously reported;

•	properly account for payments received from cable programming suppliers for channel launch support and promotion, which were formerly recognized as reductions to marketing expenses based on advertising and marketing efforts for the periods advertising campaigns were run;

•	depreciate ratably over the rebuild period cable distribution systems being rebuilt, rather than the prior practice of recognizing a loss at the end of a rebuild project; and

•	recognize additional amortization expense and lease charges.

The reclassification of 1999’s pension curtailment gain and debt retirement costs as components of operating income have been included in the restatement adjustments.

     The net effect of these restatements was to reduce operating income by $26.8 million, $23.4 million, $6.7 million and $152,000 in 2001, 2000, 1999 and 1998, respectively. The restatements did not affect cash, total assets, total debt, revenues or cash flows from operating activities. Please see footnote 15 to our consolidated financial statements as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 for additional information on the restatement.

     We derived the following summary historical consolidated financial and operating data (excluding cable operating data) as of December 31, 2002 and 2001, and for the three years ended December 31, 2002 from our audited consolidated financial statements. The following summary historical consolidated financial and operating data (excluding cable operating data) as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 was derived from unaudited financial information because our previously reported audited consolidated financial statements as of and for the years then ended were restated for certain items but not reaudited. You should read the following information together with the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the accompanying consolidated financial statements and related notes elsewhere in this prospectus.

	Year ended December 31,

	2002	2001	2000	1999	1998

		(Restated)	(Restated)	(Restated)	(Restated)

	Dollars in Thousands

Income Statement Data:
Revenues:
Radio	$216,222	$198,039	$220,886	$185,193	$151,170
Cable	122,754	104,758	93,113	82,720	70,641
Internet and Other	9,670	10,632	6,590	3,353	1,616

Total revenues	348,646	313,429	320,589	271,266	223,427
Total operating expenses	292,378	291,274	263,373	210,800	171,476

Operating income (1)(2)	56,268	22,155	57,216	60,466	51,951
Interest expense	29,200	37,887	37,523	28,573	20,506
Interest income from loan to parent company	7,162	6,895	6,696	4,476	—
Other income (loss)	(1,406)	(256)	(1,474)	379	334

Income (loss) before income taxes	32,824	(9,093)	24,915	36,748	31,779
Provision for income taxes	17,904	6,416	16,762	15,114	14,143

Income (loss) before minority interests	14,920	(15,509)	8,153	21,634	17,636

	Year ended December 31,

	2002	2001	2000	1999	1998

		(Restated)	(Restated)	(Restated)	(Restated)

	Dollars in Thousands

Minority interests	(3,758)	(1,694)	(3,839)	(3,376)	(4,304)

Net income (loss) (1)	$11,162	$(17,203)	$4,314	$18,258	$13,332

Balance Sheet Data (end of period):
Total assets	$746,527	$665,725	$657,342	$523,242	$353,241
Total debt	521,137	495,106	500,600	405,621	272,776
Stockholders’ equity	24,059	13,390	31,086	28,615	8,581
Cash Flow Data:
Cash flows related to:
Operating activities	$86,035	$66,954	$67,105	$60,211	$36,843
Investing activities	(95,387)	(60,760)	(163,478)	(182,944)	(38,842)
Financing activities	9,352	(6,194)	95,734	121,430	3,941
Other Financial Data:
Depreciation and amortization	$29,470	$41,839	$36,239	$30,071	$21,581
Capital expenditures	$28,329	$31,739	$36,913	$33,066	$29,592
Ratio of earnings to fixed charges(3)	2.0x	—	1.6x	2.1x	2.3x
Cable Operating Data:
Homes passed	292,753	266,591	254,268	243,453	214,650
Basic subscribers	206,372	194,890	192,129	187,406	166,917
Basic penetration (4)	70.3%	73.1%	75.6%	77.0%	77.8%
Premium units (5)	69,305	71,627	79,522	75,813	65,327
Premium penetration (6)	33.7%	36.8%	41.4%	40.5%	39.1%
Average monthly revenue per basic subscriber (7)	$50.35	$45.28	$40.99	$37.33	$35.18

(1)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which eliminated the amortization of goodwill, Federal Communications Commission (FCC) broadcast licenses and cable franchise values as of that date. The following table adjusts prior reported operating income and net income for amortization of goodwill, FCC broadcast licenses and cable franchise values reported in those periods and the estimated impact on net income had SFAS No. 142 been in effect for such periods.

	Years Ended December 31,

	2002	2001	2000	1999	1998

	Dollars in Thousands

Operating Income	$56,268	$22,155	$57,216	$60,466	$51,951
Add: Amortization eliminated in SFAS No. 142	—	14,192	12,121	10,295	9,005

Adjusted Operating Income	$56,268	$36,347	$69,337	$70,761	$60,956

Net Income (Loss)	$11,162	$(17,203)	$4,314	$18,258	$13,332
Add: Amortization eliminated in SFAS No. 142, net of income taxes	—	9,165	7,930	6,691	5,853

Adjusted Net Income (Loss)	$11,162	$(8,038)	$12,244	$24,949	$19,185

(2)	The following table sets forth the reclassifications and adjustments to our operating income resulting from the restatement of our consolidated financial statements for the years ended December 31, 2001, 2000, 1999 and 1998. Our financial statements for the year ended December 31, 2002 were not restated. For further information, please see Note 15 to our consolidated financial statements.

Reclassifications and Restatement Adjustments to Operating Income

	Year Ended December 31,
	2001	2000	1999	1998

	Dollars in thousands

Radio stock plan	(22,305)	(19,748)	$(916)	$—
Cable rebuilds	(2,285)	(2,891)	(2,499)	748
Launch fees	(1,739)	(385)	(985)	—
Others	(455)	(345)	—	—
Reclassification of pension curtailment gain	—	—	2,299	—
Reclassification of debt retirement costs	—	—	(5,481)	—

	$(26,784)	$(23,369)	$(7,582)	$748

(3)	The ratio of earnings to fixed charges is expressed as the ratio of income before income taxes and extraordinary items plus fixed charges (excluding capitalized interest) to fixed charges. Fixed charges consist of interest expense, capitalized interest and one-third of rental expense (the portion deemed representative of the interest factor). For the year ended December 31, 2001, fixed charges exceeded earnings by approximately $9.6 million.

(4)	Basic penetration represents basic subscribers as a percentage of homes passed.

(5)	Premium units represents the aggregate number of individual premium services (e.g., HBO, Cinemax, Showtime) for which customers have subscribed.

(6)	Premium penetration represents premium units as a percentage of basic subscribers.

(7)	Average monthly revenue per basic subscriber represents revenues generated by basic subscribers divided by 12 divided by the weighted average number of subscribers for the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with “Selected Historical Financial Data” and our consolidated financial statements and the notes thereto which have been restated as described elsewhere in this prospectus. See Note 15 to the consolidated financial statements for further information regarding restatements. Much of the discussion in this section involves forward-looking statements. Our actual results may differ significantly from the results suggested by these forward-looking statements. Please review “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of the factors that may impact our actual and future results.

Overview

     We are a diversified communications company with operations in radio broadcasting and cable television. We are the second largest privately owned radio broadcaster and the 11th largest radio broadcaster overall in the United States based on 2001 revenues. As of December 21, 2002 we owned and operated 19 FM and seven AM stations that serve four of the nation’s ten largest radio markets (San Francisco, Dallas, Houston and Atlanta), as well as four other markets (Cincinnati, Indianapolis, Kansas City and York, Pennsylvania). We were also the 18th largest cable multiple system operator in the United States with five cable systems serving approximately 206,500 subscribers as of December 31, 2002.

     For the year ended December 31, 2002, we had revenues and operating income of $348.6 million and $56.2 million, respectively, with approximately 76% of operating income generated by our radio broadcast operations and 38% by our cable television operations. Internet and Other incurred a $7.5 million operating loss. For the year ended December 31, 2002, our net income was $11.1 million, our cash flows from (used in) operating, investing and financing activities were $86.0 million, $(95.4) million and $9.4 million, respectively, and our ratio of earnings to fixed charges was 2.0x. Income for both 2002 and 2001 was significantly reduced by the recognition of $17.1 million and $22.3 million charges, respectively for increases in value of the Radio Employee Stock Plan. The charges are more fully described in Notes 7 and 15 to the accompanying consolidated financial statements. These charges did not reduce operating cash flows in either year.

     We provide Internet access and enhanced services to residential and business customers under the tradename “BlazeNet.” We also focus on custom designed web integration solutions and services to the media and entertainment, retail and associations and not-for-profit industries under the tradename “Susquehanna Technologies.”

     Revenues. Our principal source of radio broadcasting revenue is the sale of broadcasting time on our stations for advertising. Radio revenue is reported net of agency commissions. Sales of advertising are affected by changes in demand for advertising time by national and local advertisers and by advertising rates charged by the stations. Radio station advertising rates are based on a station’s ability to attract audiences that match the demographic groups that advertisers want to reach, the number of stations competing in a marketplace, and economic conditions. Radio stations attempt to maximize revenue by adjusting advertising rates based upon local market conditions, by controlling inventory, by creating demand, and by increasing audience ratings. Radio stations sometimes use barter or trade agreements to exchange merchandise or services for advertising time with advertisers in lieu of cash. It is our policy not to pre-empt advertising paid in cash with advertising paid in trade. For the years ended December 31, 2000 through 2002, cash advertising revenue was 99% of radio broadcasting revenue. Seasonal revenue fluctuations are common in the radio broadcasting industry, due primarily to fluctuations in expenditure levels by local and national advertisers. Our radio revenues are lowest in the first quarter and are relatively level in the other quarters.

     Most of our cable revenues are derived from monthly subscriber fees for cable television programming services, high-speed Internet access via cable modems and from fees incident to the provision of such services, such as installation fees and fees for converter rentals and rentals of remote control devices. Some revenues are derived from advertising. Since cable is subject to regulation at the federal, state and local levels, increases in rates charged for regulated services may be governed by the Cable Television Consumer Protection and Competition Act of 1992 (the “1992 Cable Act”) and the Telecommunications Act of 1996 (the “1996 Telecom Act”). Cable revenues are affected by the timing of subscriber rate increases.

     Operating expenses. Radio operating expenses are comprised of employee salaries and commissions, depreciation and amortization, programming expenses, advertising expenses, promotion expenses and selling, general and administrative expenses. General and administrative expenses include office administration and other support functions that are handled on a centralized basis. Radio Employee Stock Plan charges recognize the increase in value of the plan during the transition to fair value that ended April 1, 2002. The charges are more fully described in Note 7 to the accompanying consolidated financial statements.

     Cable operating expenses include programming expenses, employee salaries and benefits, electricity, Internet backbone circuits, depreciation, amortization and selling, general and administrative expenses for accounting and billing services, franchise fees, office administration expenses and corporate charges. Replacement of distribution system recognizes the loss incurred when functioning distribution system is replaced by new equipment with greater capabilities.

     Depreciation and amortization expense relates to the depreciation of tangible assets used in the business and the amortization of intangible assets not affected by the adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) which resulted in the cessation of amortization of FCC licenses, cable franchise values and goodwill on January 1, 2002.

Critical Accounting Policies and Estimates

     Our management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, as described in Note 1 to the consolidated financial statements. In order to prepare these financial statements, we must make certain estimates and judgments that may affect the reported value of assets, liabilities, revenues and expenses as well as reported contingencies. These estimates and judgments are evaluated on an ongoing basis and change based upon business conditions and circumstances. Critical estimates involve the value of intangible assets (primarily FCC Broadcast licenses and cable franchise values), income taxes, fair value of financial instruments, allowances for doubtful accounts, contingencies and the impact of any litigation. These estimates are based on the known facts, our measured judgments of probable outcomes and values, historical experience and other factors that we believe are applicable and reasonable given the circumstances.

     We believe the following accounting policies are critical to preparation of our financial statements since they affect the more significant estimates reflected in the financial statements and related disclosures.

     Revenue Recognition. Revenues are recognized when related services are provided. Radio revenues are reported when advertising is aired and when events are held, net of agency commissions. Cable revenues are recognized when services are provided to our subscribers. Cable installation revenues are recognized to the extent of direct selling costs. Cable franchise fees, which may be up to 5% of subscriber revenues, must be collected and remitted to franchising authorities. Franchise fees are passed through to subscribers as permitted and are included in cable revenues. Internet and Other revenues are recognized when services are provided or performed. Revenues are recorded based on a reasonable expectation of collection. Estimates of uncollectible accounts are made and revised regularly based on customer history, economic conditions and other credit information judged relevant given the circumstances.

     Valuation of Long-Lived and Indefinite-Lived Intangible Assets. We evaluate the recoverability of our long-lived assets including property, plant and equipment and intangible assets subject to amortization whenever events or changes in circumstances suggest the carrying values may not be recoverable.

Analyses based on undiscounted cash flows generated by the related operations and appraisals, trends or other indicators of fair value are used in these evaluations. If the asset’s carrying value exceeds the indicated fair value, a loss is recognized for the difference between the fair value and the asset’s carrying value.

     We evaluate the recoverability of our indefinite-lived intangible assets and goodwill annually or whenever events or changes in circumstances suggest that the asset may be impaired. We perform our annual impairment testing generally one level below its reporting segments. Radio Federal Communications Commission broadcast licenses and goodwill are evaluated at the radio market cluster level, cable franchise values and goodwill are evaluated at the system level and Internet and Other goodwill is evaluated at the segment level. Indefinite-lived intangible assets other than goodwill are generally valued using discounted cash flow analyses, projections, trends, appraisals and multiples evidenced in the reporting units’ businesses. Comparable current market transactions, estimated future operating results, appraisals, trends and other profitability information may also be used in the evaluations. If the carrying value of an asset is greater than its indicated fair value, an impairment charge would be recognized for the difference in values.

     Derivative Financial Instruments. Derivative financial instruments are used solely to limit interest rate exposure on variable rate debt. No derivative financial instruments are held for trading purposes. We are not a party to any leveraged instruments. Interest swaps and collars may either be treated as hedges or marked-to-market as elected on a contract-by-contract basis. We have entered into interest rate swaps to limit its exposure to interest rate changes on a portion of our variable rate debt. Hedge accounting has not been elected. Variations in fair value are marked-to-market on a current basis and are a component of interest expense in the consolidated statements of operations.

     Income Taxes. Our deferred income taxes reflect the probable future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial reporting balances at each reported year-end. Changes in enacted tax rates are reflected as they occur. We routinely evaluate our effective income tax rates and adjust those rates based upon estimates and available information pertinent to the statutory rates, apportionment and other factors considered appropriate in the circumstances.

     Contingencies. We are involved in litigation and administrative proceedings primarily arising in the normal course of our business. Based on the outcome of these actions, we may be required to make payments or recognize a loss. On a regular basis, we evaluate circumstances related to these actions, which may include consultation with outside counsel. If a liability is probable and reasonably estimable, a liability is recognized. Where a significant liability is probable but not estimable, appropriate financial statement disclosures are made. If circumstances surrounding a significant matter change in the future, our consolidated results of operations and financial position could be adversely affected.

Results of Operations

     The following tables summarize our consolidated historical results of operations and consolidated historical results of operations as a percentage of revenues for the years ended December 31, 2002, 2001 and 2000 (in millions of dollars):

	Year ended December 31, 2002

	Radio		Cable		Internet and Other		Total

Revenues	$216.2	100.0%	$122.7	100.0%	$9.7	100.0%	$348.6	100.0%
Operating Expenses:
Operating and programming	69.6	32.2%	56.0	45.6%	6.3	64.9%	131.9	37.8%
Selling	34.9	16.1%	3.7	3.0%	1.8	18.6%	40.4	11.6%
General and administrative	46.3	21.4%	18.7	15.3%	3.5	36.0%	68.5	19.7%
Radio Employee Stock Plan	17.1	7.9%	—	—	—	—	17.1	4.9%
Depreciation and amortization	5.7	2.7%	23.2	18.9%	0.6	6.2%	29.5	8.5%
Goodwill impairment loss	—	—	—	—	5.0	51.6%	5.0	1.4%

Total Operating Expenses	173.6	80.3%	101.6	82.8%	17.2	177.3%	292.4	83.9%

Operating Income (Loss)	$42.6	19.7%	$21.1	17.2%	$(7.5)	(77.3)%	$56.2	16.1%

Other Income (Expense)
Interest expense							(29.2)	(8.4)%
Interest income from loan to parent							7.2	2.1%
Other expense							(1.4)	(0.4)%
Provision for Income Taxes							(17.9)	(5.1)%
Minority Interests							(3.8)	(1.1)%

Net Income							$11.1	3.2%

	Year ended December 31, 2001 (Restated)

	Radio		Cable		Internet and Other		Total

Revenues	$198.0	100.0%	$104.8	100.0%	$10.6	100.0%	$313.4	100.0%
Operating Expenses:
Operating and programming	67.0	33.8%	47.9	45.7%	7.8	73.6%	122.7	39.2%
Selling	32.4	16.4%	4.4	4.2%	2.3	21.7%	39.1	12.5%
General and administrative	44.7	22.6%	15.9	15.2%	4.7	44.3%	65.3	20.9%
Radio Employee Stock Plan	22.3	11.3%	—	—	—	—	22.3	7.1%
Depreciation and amortization	12.0	6.0%	28.8	27.5%	1.0	9.4%	41.8	13.3%

Total Operating Expenses	178.4	90.1%	97.0	92.6%	15.8	149.0%	291.2	93.0%

Operating Income (Loss)	$19.6	9.9%	$7.8	7.4%	$(5.2)	(49.0)%	22.2	7.0%

Other Income (Expense)
Interest expense							(37.9)	(12.1)%
Interest income from loan to parent							6.9	2.2%
Other expense							(0.3)	(0.1)%
Provision for Income Taxes							(6.4)	(2.0)%
Minority interests							(1.7)	(0.5)%

Net Loss							$(17.2)	(5.5)%

	Year ended December 31, 2000 (Restated)

	Radio		Cable		Internet and Other		Total

Revenues	$220.9	100.0%	$93.1	100.0%	$6.6	100.0%	$320.6	100.0%
Operating Expenses:
Operating and programming	66.4	30.0%	40.5	43.5%	4.7	71.2%	111.6	34.8%
Selling	33.8	15.3%	4.0	4.3%	1.3	19.7%	39.1	12.2%
General and administrative	43.3	19.6%	14.0	15.0%	(0.6)	(9.1)%	56.7	17.7%
Radio Employee Stock Plan	19.7	9.0%	—	—	—	—	19.7	6.1%
Depreciation and amortization	10.1	4.6%	25.4	27.2%	0.7	10.6%	36.2	11.3%

Total Operating Expenses	173.4	78.5%	83.9	90.1%	6.1	92.4%	263.3	82.2%

Operating Income	$47.5	21.5%	$9.2	9.9%	$0.5	7.6%	$57.3	17.9%

Other Income (Expense)
Interest expense							(37.6)	(11.7)%
Interest income from loan to parent							6.7	2.1%
Other expense							(1.5)	(0.5)%
Provision for Income Taxes							(16.8)	(5.2)%
Minority Interests							(3.8)	(1.2)%

Net Income							$4.3	1.3%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Revenues. Revenues increased $35.2 million, or 11%, from 2001 to 2002. Radio revenues increased $18.2 million, or 9%, from 2001 to 2002. All of our radio markets increased revenues over 2001, led by Dallas, Atlanta and Kansas City. The improved revenue performance is attributable to increased listener ratings and improved general economic conditions compared to 2001. Cable revenues increased $17.9 million, or 17%, from 2001 to 2002. Rate increases on basic and expanded basic services, and to a lesser extent, increased penetration of digital and cable modem services were responsible for the growth in cable revenues. The acquisition of the Lawrenceburg, Indiana cable assets April 1, 2002, contributed $3.9 million, or 22% of the total increase in Cable revenues.

     Operating and programming expenses. Operating and programming expenses increased $9.2 million or 8% from 2001 to 2002. Operating and programming expenses did not increase at the same pace as the growth in revenues reflecting cost containment initiatives in our radio operations that began in 2001 and the growth of digital and cable modem products in Cable. The majority of the increase in operating and programming expenses is attributable to the acquisition of the Lawrenceburg cable assets and to increases in the cost of acquired cable programming. The Lawrenceburg cable assets increased operating and programming expenses $2.1 million from 2001 to 2002. The cost of acquired programming, excluding the Lawrenceburg cable assets, increased $3.7 million or 13% from 2001 to 2002, resulting from rate increases from program suppliers, launch of new cable channels and changes in customer volume. Although significant in both years, the Radio Employee Stock Plan charge decreased $5.2 million or 23% from 2001 to 2002. See Note 7 to the accompanying consolidated financial statements for further information.

     Depreciation and amortization. Depreciation and amortization decreased $12.3 million, or 29%, from 2001 to 2002. The effect of the adoption of SFAS 142 reduced depreciation and amortization $14.1 million from 2001 to 2002. Cable depreciation and amortization expenses, excluding the effect of SFAS 142, comprised $1.2 million of the increase, and resulted from the continuation of our cable television system rebuilds, depreciation on the tangible assets of the Lawrenceburg cable system and the continued rollout of digital cable and cable modem services.

     Goodwill impairment loss. The annual assessment of goodwill as required by SFAS 142 was performed as of December 31, 2002. It was determined that goodwill associated with the Internet reporting unit was impaired as its carrying value exceeded the fair value implicit in the independent appraisal performed for the parent’s annual ESOP valuation. Based on a comparison of the goodwill’s fair value as of December 31, 2002 and its carrying value, a $5.0 million goodwill impairment loss was recognized.

     Operating income. Operating income increased $34.0 million or 153% from 2001 to 2002. Excluding decreased amortization from the adoption of SFAS 142, 2002 operating income increased $19.9 million or 90% over 2001. Radio operating income increased $23.0 million or 117% from 2001 to 2002. Excluding decreased amortization from the adoption of SFAS 142, Radio operating income increased $16.4 million or 84% from 2001 to 2002. The improvement in Radio operating income is the result of higher revenues and a reduction in the recognized compensation expense associated with the change in the valuation basis of the Radio Employee Stock Plan. Cable operating income increased $13.3 million or 171% from 2001 to 2002. Excluding decreased amortization from the adoption of SFAS 142, Cable operating income increased $6.5 million or 83% from 2001 to 2002. The improvement in Cable operating income is the result of higher revenues.

     Interest expense. Interest expense decreased $8.7 million or 23% from 2001 and 2002. Interest expense from increased borrowings was offset by reductions in interest rates. Interest income of $7.2 million was recognized in 2002 from loans to our parent.

     Net income. Net income increased $28.3 million, to $11.1 million, from a net loss of $17.2 million in 2001. The increase in net income can be attributed to the increase in Radio and Cable operating income and a decrease in interest expense.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Revenues. Revenues decreased $7.2 million, or 2%, from 2000 to 2001. Radio revenues decreased $22.9 million, or 10%, from 2000 to 2001. This reduction was related to the loss of advertising revenues from Internet related businesses primarily in our San Francisco market as well as the decline in the general U.S. economy and resultant weakening of the U.S. advertising market. Cable revenues increased $11.7 million, or 13%, from 2000 to 2001. Rate increases on basic and expanded basic services and to a lesser extent increased penetration of digital and cable modem services were responsible for the growth in cable revenues. Internet and Other revenues grew $4.0 million from 2000 to 2001, due primarily to the acquisition of the web design company in October 2000.

     Operating and programming expenses. Operating and programming expenses increased $11.1 million or 10% from 2000 to 2001. Approximately 73% of the increase occurred in Cable and is related to the growth in revenues and an increase in the cost to acquire programming.

     General and administrative expenses. General and administrative expenses increased $8.6 million or 15% from 2000 to 2001. The acquisition of the web development company in October 2000 caused 18% of the increase in general and administrative expenses in 2001. The remaining increase occurred in Cable resulting from the increase in revenues.

     The Radio Employee Stock Plan charge increased $2.6 million or 13% from 2000 to 2001. See Notes 7 and 15 to the consolidated financial statements for further information.

     Depreciation and amortization. Depreciation and amortization increased $5.6 million, or 15%, from 2000 to 2001. Cable depreciation and amortization expenses comprised $3.4 million of the increase, and resulted from the continuation of our cable television system rebuilds and the continued rollout of digital cable and cable modem services. Radio depreciation and amortization increased $1.9 million, or 19%, from 2000 to 2001. The July 2000 acquisition of three Kansas City radio stations was responsible for the increased radio depreciation and amortization.

     Operating income. Operating income decreased $35.1 million or 61% from 2000 to 2001. Depreciation and amortization increased while revenues decreased, due to cable plant rebuilds and the Kansas City radio stations acquisition. Radio operating income decreased $27.9 million or 59% from 2000 to 2001, primarily the result of the decrease in revenues and the increased Radio Employee Stock Plan charge. The remaining decrease in Radio operating income is due to a full year of operation in 2001 of the Kansas City stations and the January 2001 launch of WWWQ in Atlanta. The Kansas City stations and WWWQ in Atlanta each generated operating losses during 2001.

     Interest expense. Interest expense increased $0.3 million or 1% from 2000 and 2001. Interest expense from increased borrowings were offset by reductions in interest rates. Interest income of $6.9 million was recognized in 2001 from loans to our parent.

     Net income (loss). Net income decreased $21.5 million, to a net loss of $17.2 million in 2001, from net income of $4.2 million in 2001. The decrease in net income can be attributed to the decline in Radio operating income from 2000 to 2001.

Liquidity and Capital Resources

     Historically, our primary sources of liquidity have been cash flow from operations and borrowings under our senior credit facilities. We may also access capital markets from time to time, as market conditions permit, with debtor equity financings. Our future needs for liquidity arise primarily from capital expenditures, potential acquisitions of radio stations and cable systems, potential repurchases of our common stock, and interest payable on our two series of senior subordinated notes and our senior credit facility.

     Net cash provided by operating activities was $86.0 million and $66.9 million for the years ended December 31, 2002 and 2001, respectively. Our net cash provided by operating activities was generated primarily by normal operations.

     Net cash used by investing activities was $95.4 million for the year ended December 31, 2002. Acquisitions were $71.5 million for 2002. Capital expenditures, excluding acquisitions, were $28.3 million for the year ended December 31, 2002. Capital expenditures over this period were used primarily to upgrade and maintain our cable systems. The parent repaid $4.2 million on its outstanding loans in 2002.

     Net cash provided by financing activities was primarily from a $26.1 million increase of our revolving credit commitment. Net cash provided by financing activities was $9.4 million for the year ended December 31, 2002. The primary use of cash from financing activities was for the repurchase of Radio employee stock, totaling $14.4 million.

     Our acquisitions of radio stations and cable systems and our capital expenditures have historically been financed with cash flow from operations and borrowings under our senior credit facility. Capital expenditures, excluding acquisitions, were $28.3 million, $31.7 million and $36.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. Capital expenditures over this period were used primarily to upgrade and maintain our cable systems. We expect to make capital expenditures of approximately $33.6 million in 2003 to continue upgrading our current cable systems, for radio related maintenance and equipment and for information technology projects. Management believes we will be required to pay $10.0 million to the former owners of WHMA-FM in 2003 under the terms of the purchase agreement. See Note 5 to the Consolidated Financial Statements.

     We may be required to repurchase Radio Employee Stock Plan Shares from retirees and other participants in the future. Amounts that may be repurchased are limited by the Plan and by debt covenants. We expect to repurchase shares utilizing funds from existing credit facilities.

     On April 23, 2003, we issued an $150 million aggregate principal amount of our 7-3/8% Senior Subordinated Notes due 2013. Net proceeds from these notes of approximately $148.3 million were used to reduce the outstanding balance of the revolving portion of our senior credit facility. Since the rate of interest on these notes is higher than the rate on the revolving portion of our senior credit facility, we expect our interest expense to be higher in future periods, subject to general economic factors that may impact market interest rates generally.

     On February 11, 2003, we entered into an asset purchase agreement with Lancaster-York Broadcasting, LLC to acquire WSOX-FM, a radio station licensed to Red Lion, Pennsylvania for $23.0 million cash. Closing is anticipated by third quarter 2003, utilizing our existing credit facilities.

     In February 2002, we purchased approximately 34,000 square feet of office space in a building constructed by a related company for $5.0 million. Existing credit facilities were utilized for the purchase.

     As of December 31, 2002, the fair value of the 8.5% Senior Subordinated Notes due 2009 was $156.0 million. Any change in interest rates will affect the market value of these notes, however cash outflows for semi-annual interest payments are fixed. Under the indenture governing these notes, we may issue an additional $100.0 million notes with substantially similar terms.

     On May 12, 1999, we entered into a senior credit facility. The senior credit facility consists of a $230 million revolver, a $100 million Term Loan “A,” and a $100 million Term Loan “B” (which mature in 2007 and 2008, respectively), all collateralized by a pledge of all of our material assets (excluding real property) and voting common stock. The credit agreement governing the senior credit facility requires us to maintain certain financial leverage and interest coverage ratios, which we are in compliance with as of the date of this annual report. As of December 31, 2002, we had $50.2 million of borrowing availability under our senior credit facility. Giving effect to our sale of our 7-3/8% Senior Subordinated Notes due 2013 and the application of proceeds therefrom, we would have had $198.5 million of borrowing availability under our senior credit facility.

     As of December 31, 2002, the average interest rate on all outstanding borrowings was approximately 5.1%.

     Our senior credit facility includes a provision under which our lenders could refuse to advance funds in the event of a material adverse change in our financial condition. Any limitation on our access to funds under our senior credit facility would likely have a material adverse impact on our operations generally and our results of operations. Additionally, a default in the senior credit facility’s covenants could create a default in each series of our senior subordinated notes.

     We were in compliance with its loan covenants at December 31, 2002. A summary of the most restrictive covenants, along with the corresponding value for these covenants follows:

	Covenant Test	Covenant	Actual Value

•	Fixed charge coverage ratio must be at least 1.05	1.05	1.46
•	Maximum consolidated senior leverage ratio may not exceed 4.00	4.00	3.19
•	Debt service coverage ratio must be at least 1.20	1.20	2.77

The following tables reflect our contractual cash obligations as of December 31, 2002 in the respective periods in which they are due (in thousands):

Contractual Cash	Total Amounts
Obligations	Committed	2003	2004	2005	2006	2007	Thereafter

Long-term debt	$521,137	$17,032	$60,734	$71,037	$85,040	$89,919	$197,375
Broadcast rights	23,600	8,450	8,900	3,050	3,200	—	—
Operating leases	34,772	4,539	4,633	4,569	4,255	3,701	13,075

Total	$579,509	$30,021	$74,267	$78,656	$92,495	$93,620	$210,450

     Information regarding our contractual obligations at December 31, 2002, is included in the notes to the consolidated financial statements. Future debt maturities, lease obligations and broadcast rights are included in Note 3, Note 10, and Note 12, respectively.

     We believe that funds generated from operations and the borrowing availability under our senior credit facility will be sufficient to finance our current operations, our debt service obligations, including our obligations under the notes, cash obligations in connection with potential repurchases of our common stock and planned capital expenditures for the foreseeable future. From time to time, we evaluate potential acquisitions of radio stations, cable television systems, and Internet-related businesses. We have no current commitments or agreements with respect to any material acquisitions. In connection with future acquisition opportunities, we may also incur additional debt or issue additional equity or debt securities depending on market conditions and other factors.

Recent Accounting Pronouncements

     Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”) specifies financial and reporting obligations pertaining to the retirement of tangible long-lived assets and associated retirement costs. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We do not expect SFAS 143 to have a material effect on our financial position or results of operations.

     Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”) amends SFAS 123 to provide for alternative methods of transitioning to the fair value method of valuing stock-based compensation. We are using the fair value method. As of December 31, 2002, the number and value of stock options granted and outstanding was immaterial.

     Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Requirements for Guarantees, Including Guarantees of Indebtedness of Others” (“FIN 45”), requires a guarantor to disclose its obligations under certain guarantees that it has issued in interim and annual financial statements for guarantees issued or modified after December 31, 2002. For certain guarantees, a guarantor may be required to recognize a liability for the fair value of the obligation at its inception. FIN 45 does not specify an approach for subsequently measuring and recording the change in fair value of the obligation. The interpretation’s disclosure provisions applied to interim or annual financial statements for periods ending after December 15, 2002. The impact of adopting FIN 45 will be based on the nature and terms of guarantees that we enter into or modify in the future.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For enterprises, such ours, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on our financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that we will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

Quantitative and Qualitative Disclosure About Market Risk.

     As of December 31, 2002, we had $371.0 million in variable rate debt. The fair value of this debt approximates its carrying value. Variable rate debt matures as follows (in thousands):

2003	$17,000	2006	$85,000
2004	60,700	2007	89,900
2005	71,000	2008	47,375

     Our interest rate exposure is primarily impacted by changes in LIBOR rates. At December 31, 2002, the weighted average interest rate for the variable rate debt was 3.1%. If LIBOR rates increased 1%, and sustained that increased rate for an entire year, annual interest expense on variable rate debt as of December 31, 2002 would increase by $3.7 million.

BUSINESS AND PROPERTIES

Business

     Overview of Susquehanna Media

     We were incorporated in 1993 as a cable and radio broadcasting holding company subsidiary of Susquehanna Pfaltzgraff Co. (“Susquehanna Pfaltzgraff”). Susquehanna Pfaltzgraff was founded in 1941 by Louis J. Appell, Sr. to own and operate WSBA-AM, our flagship radio station in York, Pennsylvania. In 1954, The Pfaltzgraff Co., a leading manufacturer of ceramic dinnerware, was merged into Susquehanna Pfaltzgraff. The Pfaltzgraff Co. had been owned by the family of Mrs. Louis J. Appell, Sr. We entered the cable television business in 1965 when we were awarded a franchise to operate in York, Pennsylvania.

     We are a diversified communications company with operations in radio broadcasting and cable television. We are the second largest privately owned radio broadcaster and the 11th largest radio broadcaster overall in the United States based on 2001 revenues. As of December 31, 2002, we owned and operated nineteen FM and seven AM stations that serve four of the nation’s ten largest radio markets (San Francisco, Dallas, Houston and Atlanta), as well as four other markets (Cincinnati, Indianapolis, Kansas City, and York, Pennsylvania). We were also the 18th largest cable multiple system operator in the United States based on subscribers with five cable systems serving approximately 206,500 subscribers as of December 31, 2002.

     We also provide Internet access and enhanced services to residential and business customers under the trade name “BlazeNet.” Our services include (i) Internet access via telephone dial-up service or cable modem, (ii) website creation, hosting and maintenance, and (iii) local and wide area network design, construction and operation. Custom designed web integrated solutions and services for the media and entertainment, retail and associations and not-for-profit markets are provided to commercial customers under the trade name of “Susquehanna Technologies.”

Radio Broadcasting

     Our radio broadcasting business focuses on operating, acquiring and developing radio stations in the 40 largest markets in the United States. We have over 60 years of experience operating radio properties and currently own stations serving the demographically attractive San Francisco, Dallas, Houston and Atlanta markets, four of the top ten radio markets in the United States. Our radio stations offer a broad range of programming formats, such as country, top 40, adult contemporary, oldies, rock, and sports and talk radio, each targeted to a specific demographic audience within a market. We believe that our large market radio presence and variety of programming formats makes us attractive to a diverse base of local and national advertisers and enables us to capitalize on our ratings to generate higher market revenue share.

     Our business strategy for radio includes the following key elements intended to establish leadership positions in the markets we serve and to enhance our operating and financial performance:

•	Focus on large markets. For the year ended December 31, 2002, we generated approximately 73% of our radio revenues from the ten largest markets in the United States and more than 97% from top 40 markets. We intend to continue focusing on large markets.

•	Employ targeted programming and market research. We seek to maximize station operating performance through extensive market research, innovative programming, and distinctive marketing campaigns.

•	Emphasize sales and marketing. We place great emphasis on being familiar with our listening audience and their lifestyle characteristics in order to match effectively our audience’s demographics with the specific target audiences of our advertisers.

•	Decentralize management. We decentralize much of our operations to regional and local levels. Each of our regional and local station groups is managed by a team of experienced broadcasters who understand the musical tastes, demographics, and competitive opportunities of their particular market.

•	Selectively pursue strategic acquisitions. In addition to seeking continued internal growth, we intend to pursue acquisition opportunities that would allow us to continue to compete more effectively for advertising revenues and to increase our growth rate of revenues and cash flow.

The Radio Broadcasting Industry

The radio broadcasting industry is characterized by the following key factors:

     Significant growth. The sale of advertising time to local and national spot advertisers and to national network advertisers is the primary source of revenues for radio stations. Local and national spot advertising is generally used to target the market where a station is located or to cover regions larger than the markets where a station is located. National network advertising is included in national syndicated programming aired on radio stations. The growth in total radio advertising revenue tends to be fairly stable, growing over the last 25 years at an approximately 8.6% compound annual rate, compared to a gross domestic product growth rate of approximately 6.8%.

     Broad market coverage. According to the Radio Advertising Bureau’s Radio Marketing Guide and Fact Book for Advertisers 2002-2003, each week radio reaches approximately 96% of all Americans over 12 years of age. More than one-half of all radio listening occurs outside the home, and 84% of adults are reached by car radio each week. The average listener spends approximately three hours per day listening to radio. The highest portion of radio listening occurs during the morning, particularly between the time a listener wakes up and the time he reaches work. This “morning drive time” period reaches more than 85% of people over 12 years of age, and as a result, radio advertising sold during this period achieves premium advertising rates.

     Low-cost advertising. The cost to reach a thousand listeners, or impressions, is the benchmark for comparing different media with different reach and frequency aspects. Radio is recognized by the advertising community for its ability to generate a high frequency of commercial impressions cost efficiently. This is caused by its low cost per minute, or low cost per rating point. Stations are generally classified by their on-air format, such as country, adult contemporary, oldies and news/talk. A station’s format and style of presentation enables it to efficiently target certain demographics. By capturing a specific share of a market’s radio listening audience, with particular concentration in a targeted demographic, a station is able to market its broadcasting time to enable advertisers to maximize their reach for each dollar of advertising expenditures.

     Radio Properties

     Our radio subsidiary, Susquehanna Radio Corp., operates radio stations in San Francisco, Dallas, Houston and Atlanta, all of which are top ten markets, as well as radio stations in Cincinnati, Indianapolis, Kansas City, and York, Pennsylvania. The following table sets forth certain information regarding our radio stations and their respective markets as of December 31, 2002. The table excludes WABZ-FM in Albemarle, North Carolina, KIKT-FM and KGVL-AM in Greenville, Texas, WAVG-AM in Jeffersonville, Indiana, KQKC-FM and WZZB-AM in Seymour, Indiana, and KKLF-AM in Dallas/Ft. Worth, Texas, which are owned by us, but operated by third parties under a time brokerage agreement. Market rank by revenue is based upon market revenue size of the primary radio market served by the station among all radio markets in the United States, as reported in Duncan’s 2002 Radio Market Guide for the year 2001. Station rank and audience share are based upon a station’s share of its primary demographic target for the period Monday through Sunday, 6 a.m. to 12 midnight by market, as reported by Arbitron in Fall 2002. Combined market revenue share represents our share of the total radio advertising revenue from the market, as reported in Duncan’s 2002 Radio Market Guide. Combined market revenue rank represents our rank in the market as measured by the amount of its radio advertising revenue from the market, as reported in Duncan’s 2002 Radio Market Guide.

						Station
						Audience
	Market				Station Rank	Share in	Combined	Combined
	Rank	Station		Primary	in Primary	Primary	Market	Market
	By	Programming	Year	Demographic	Demographic	Demographic	Revenue	Revenue
Market And Stations	Revenue	Format	Acquired	Target	Target	Target	Share	Rank

San Francisco, CA	4						17.4%	3
KFOG/KFFG-FM(1)		Adult Album	1983/1995	A 25-44	4	3.8%
		Alternative
KNBR-AM		Sports/Talk	1989	M 25-54	1	5.9%
KSAN-FM		Classic Rock	1997	M 25-44	2	4.2%
KTCT-AM		Sports/Talk	1997	M 25-54	16	2.0%
Dallas/Ft. Worth, TX	5						13.0%	4
KTCK/KTBK-AM/KTDK-FM(1)		Sports/Talk	1996	M 25-54	1	7.9%
KPLX-AM		Country	1974	A 25-54	1	6.5%
KLIF-AM		Talk	1980/1998	A 35-64	18	1.6%
KDBN-FM		Classic Rock	1996/1998	M 25-54	6	4.2%
Atlanta, GA	6						7.0%	6
WNNX-FM		Modern Rock	1974	M 18-34	5	5.7%
WWWQ-FM		Contemporary	1997	W 18-34	4	6.3%
		Hit Radio
Houston, TN	8
KRBE-FM		Contemporary	1986	W 18-34	3	8.0%	6.7%	6
		Hit Radio
Cincinnati, OH	21						12.1%	3
WRRM-FM		Adult	1972	W 25-54	1	11.7%
		Contemporary
WMOJ-FM		Rhythmic	1997	W 35-64	2	8.9%
		Oldies
WYGY-FM		Country	2002	A 25-54	12	3.6%
Kansas City, KS	29						15.2%	3
KCMO-FM		Oldies	2000	A 35-54	4	5.6%
KCFX-FM		Classic Rock	2000	A 25-54	3	6.0%
KCMO-AM		Talk	2000	A 35-64	16	2.4%
KFME-FM(2)		Hot Adult	2001	A 25-49	13	3.9%
		Contemporary
Indianapolis, IN	31						23.4%	2
WFMS-FM		Country	1972	A 25-54	2	11.7%
WGLD-FM		Oldies	1993	A 35-54	3	9.2%
WGRL-FM		80's Hits	1997	A 25-54	13	3.4%
York, PA	103						36.2%	1
WARM-FM		Adult	1962	W 25-54	1	12.5%
		Contemporary
WSBA-AM		Talk	1942	A 35-64	9	3.3%

(1)	These stations are simulcast and have been combined for market rank and audience share.

(2)	KFME-FM began broadcasting on June 18, 2001. Our Kansas City sales staff is selling the station’s commercial airtime under a joint sales agreement with Jesscom, Inc., which is programming and operating the station. The station is licensed to 105.1 FM LLC, of which we own 40% and an option to acquire the remaining interest in the station.

     Market Overviews

We own and operate radio stations in the following markets:

     San Francisco. We have operated in the San Francisco market since 1983, and currently own three FM and two AM stations in the area. We own KNBR-AM, one of the original 50,000 watt, clear channel AM licenses, which provides clear reception throughout northern California and as far inland as eastern Nevada. The station is currently programmed with a sports talk format and has the broadcast rights to the San Francisco Giants and the Golden State Warriors. Three of our stations, KNBR-AM, KFOG/KFFG-FM and KSAN-FM, are each ranked among the top 5 stations in their respective target demographics.

     Dallas/Ft. Worth. We have been operating in the Dallas/Ft. Worth market since 1974, and currently own four FM and five AM stations in the area. Three of our stations, KTCK-AM, KTBK-AM, and KTDK-FM, which are programmed with a sports talk format and are simulcast, are each ranked 1st in the market among males 25 to 54. KPLX-FM, which is programmed with a “Texas” country format, is rated 1st in the market among persons 25 to 54. On January 3, 2002, KDBN-FM changed its format to classic rock. KIKT-FM and KGVL-AM in Greenville, Texas, and KKLF-AM in Dallas/Ft. Worth, Texas are owned by us, but operated by third parties under a time brokerage agreement.

     Atlanta. Atlanta represents one of the most desirable radio broadcast markets in the country, with only 20 FM and 30 total radio stations serving the market. We currently own two FM stations in the market. We entered the Atlanta market in 1974 with the acquisition of WNNX-FM, which is programmed with modern rock and ranked 5th among men 18 to 34. In November 2000, the FCC granted our petition to move WHMA-FM, a country station in Anniston, Alabama, to the Atlanta market. Station call letters were changed to WWWQ-FM when it debuted in the Atlanta market on January 22, 2001 with a Top 40 format.

     Houston. We entered the Houston market in 1986 when we acquired KRBE-FM, which serves the Houston market with a Top 40 radio format. KRBE-FM has been a dominant radio station in Houston since the 1970s and is ranked 3rd among women 18 to 34. This station attracts over 700,000 listeners each week.

     Cincinnati. We have operated in Cincinnati since 1972, and currently own three FM stations in the market. WRRM-FM, which is programmed with adult contemporary, is the sole adult contemporary station in the market and is ranked 1st among women 25 to 54. WMOJ-FM, which is programmed as a rhythmic oldies station, placing 2nd among women 35 to 64. WYGY-FM is a country station, which we purchased in the fall of 2002.

     Indianapolis. We have operated in Indianapolis since 1972, and currently own three FM stations in the market. WFMS-FM, which is programmed with contemporary country, is the second ranked station among women 25 to 54 and has ranked either 1st or 2nd in the market since 1992. Oldies WGLD, with its 50 kilowatt transmitting power, effectively targets adults 35-54, ranking 3rd in the market. Since switching its format from Young Country to Eighties’ Hits on December 26, 2001, WGRL-FM has seen improvement in audience ratings and renewed interest from the advertising community.

     Kansas City. In July 2000, we acquired three radio stations serving the Kansas City market. Oldies KCMO-FM is ranked 4th in its target adult 35-54 demographic. KCFX-FM ranks 3rd among adults 25 to 54 and is the flagship station for the Kansas City Chiefs. KCMO-AM is one of the oldest continuously operated talk radio stations in the United States, on the air since 1936. In 2001, we agreed to sell KFME-FM’s commercial airtime under a joint sales agreement with Jesscom, Inc., who is programming and operating the station. We hold a 40% interest in joint venture with Jesscom, Inc. to operate KFME-FM.

     York. We have operated in York since 1942, and currently own two stations in the market. WARM-FM, which is programmed with an adult contemporary format, ranking 1st among women 25 to 54. WSBA-AM, which is programmed talk and news, is the AM ratings leader in York.

     Advertising

     Most of our radio revenues are generated from the sale of local, regional and national advertising for broadcast on our radio stations. In 2002, approximately 80% of our radio revenues were generated from the sale of local and regional advertising, compared to 81% in 2001 and 78% in 2000. We generate additional radio revenues by marketing our proprietary database of listeners, selling print advertising and sponsoring local events. These important and growing sources of revenue supplement our traditional advertising revenues without increasing on-air commercial time.

     Each radio station’s local sales staff solicits advertising either directly from local advertisers or indirectly through advertising agencies. We employ personnel in each of our markets to produce commercials for advertisers. National advertising sales are made by a firm specializing in such sales in exchange for a commission from us based on our gross revenue, net of agency commission from the advertising sold. Regional advertising sales, which we define as sales in regions surrounding our markets to companies that advertise in our markets, are generally made by our local sales staff.

     We estimate the optimum number of advertisements available for sale by a station for a particular time period. The number of advertisements that can be broadcast without jeopardizing listening levels (and resulting ratings) is limited in part by the programming format of a particular station. We seek to maximize revenue by managing on-air inventory of advertising time and adjusting prices to local market conditions and to our ability, through our marketing efforts, to provide advertisers with an effective means of reaching a targeted demographic group. Each of our stations has a general target level of on-air inventory that it makes available for advertising. This target level may vary at different times of the day but tends to remain stable over time. Much of our selling activity is based on demand for our on-air inventory, and in general, we respond to this demand by varying prices rather than varying our target inventory level for a particular station. As a result, most changes in revenue are explained by demand-driven pricing changes rather than changes in available inventory.

     We believe that radio is one of the most efficient and cost-effective means for advertisers to reach specific demographic groups. Advertising rates charged by radio stations are based primarily on:

•	a station’s share of audiences in the demographic groups targeted by advertisers;

•	the number of stations in the market competing for the same demographic groups;

•	the supply of and demand for radio advertising time; and

•	certain qualitative factors.

     Rates are generally highest during morning and afternoon commuting hours. A station’s listenership is reflected in ratings surveys that estimate the number of listeners tuned to the station and the time they spend listening. Each station’s ratings are used by its advertisers and advertising representatives in connection with advertising sales and are used by us to chart audience growth, set advertising rates and adjust programming. The radio broadcast industry’s and our principal rating agency is Arbitron, which publishes periodic ratings surveys for significant domestic radio markets.

     Competition

     The radio broadcasting industry is very competitive. The success of each of our stations depends largely upon its audience ratings and its share of the overall advertising revenues within its market. Our audience ratings and advertising revenue are subject to change, and any adverse change in a particular market affecting advertising expenditures or an adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on the revenues of our radio stations located in that market. There can be no assurance that any one or all of our radio stations will be able to maintain or increase current audience ratings or advertising revenue market share.

     Our stations compete directly for listeners and advertising revenues with other radio stations within their respective markets. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base comprised of specific demographic groups in each of its markets, we are able to attract advertisers seeking to reach those listeners. Radio stations periodically change their formats to compete directly with other stations for listeners and advertisers. Another station’s decision to convert to a format similar to that of one of our radio stations in the same geographic area or launch an aggressive promotional campaign may result in lower ratings and advertising revenue, increased promotion and other expenses and, accordingly, lower our operating income. Factors that are material to a radio station’s competitive position include management experience, the station’s local audience rank in its market, transmitter power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other radio stations in the market area. We attempt to improve our competitive position in each of our markets by extensively researching our stations’ programming, by implementing advertising campaigns aimed at the demographic groups for which our stations program and by managing our sales efforts to attract a larger share of advertising dollars for each individual station. In selling advertising, however, we compete with many organizations that have substantially greater financial and other resources. Recent changes in the Communications Act and the FCC’s rules and policies permit increased ownership and operation of multiple local radio stations. As a result, organizations are acquiring and operating larger blocks of radio stations. We compete with these organizations, as well as other radio station groups, to purchase additional stations. Some of these groups are owned or operated by companies that have substantially greater financial and other resources.

     Although the radio broadcasting industry is highly competitive, and competition is enhanced to some extent by changes in existing radio station formats and upgrades of power, certain regulatory limitations on market entry continue to exist. The operation of a radio broadcast station requires a license from the FCC, and the number of radio stations that an entity can operate in a given market is limited by the availability of FM and AM radio frequencies allotted or assigned by the FCC to communities in that market, as well as by the FCC’s multiple ownership rules regulating the number of stations that may be owned and controlled by a single entity. See “Regulation—Federal Regulation of Radio Broadcasting.”

     In addition to other radio stations, we compete for advertising revenues with other media, including newspapers, broadcast television, cable television, magazines, direct mail, coupons, Internet and outdoor advertising. The radio broadcasting industry also competes with new media technologies, such as the delivery of audio programming by cable television systems, over the Internet, and by satellite digital audio radio services. Digital audio radio services may deliver by satellite to nationwide and regional audiences, multi-channel, multi-format, digital radio services with sound quality equivalent to compact discs. The delivery of information through the presently unregulated Internet also could create a new form of competition. Despite the introduction of new technologies for the delivery of entertainment and information, including television broadcasting, cable television, audiotapes and compact discs, the radio broadcasting industry historically has grown. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the introduction of new media technology will not have an adverse effect on the radio broadcasting industry.

     Cable Television

     We entered the cable television industry in 1965, when we were awarded the franchise to operate in York, Pennsylvania. Our cable systems currently serve approximately 206,500 subscribers as of December 31, 2002 through five cable systems with a total of ten signal receiving and transmitting facilities (headends) in Pennsylvania, Mississippi, Maine, Illinois and Indiana. We own, develop and operate geographically clustered cable television systems in small and medium-sized communities. We believe that these systems are less susceptible to competition and subscriber turnover than urban cable television systems and result in more predictable revenue and cash flow.

     Our business strategy for cable television includes the following key elements intended to enhance our operating and financial performance:

•	Build strategic clusters. To maximize operating efficiencies, we have pursued the development and acquisition of cable television systems in communities that are within close proximity to our existing systems.

•	Focus on customer satisfaction. To maximize customer satisfaction, we strive to provide reliable, high-quality service offerings, superior customer service and attractive programming choices at reasonable rates.

•	Continue upgrade of technical facilities. We seek to provide reliable, high-quality cable television services to our customers. To achieve this goal we are continually expanding and upgrading our cable systems to increase channel capacity, enhance signal quality, improve technical reliability and reduce the number of headends in existing systems.

•	Develop new sources of revenues. The investment we have made in our cable systems has enabled us to generate additional revenue by providing expanded tiers of basic programming, digital cable services, premium services, and additional pay-per-view services. In addition, we are expanding new services, such as Internet access, high-speed data and are evaluating video-on-demand, telephony, and other interactive services.

     The Cable Television Industry

     Total customers of a cable system include customers who subscribe to either the basic video service or Internet Access using a cable modem. A cable customer generally pays an initial installation charge and fixed monthly fees for cable television services and for other services (such as the rental of converters and remote control devices). Such monthly service fees constitute the primary source of revenue for cable television operators. In addition to these services, cable television operators generate revenue from additional fees paid by customers for pay-per-view programming of movies and special events and from the sale of available advertising spots on advertiser-supported programming. Additionally, cable television operators frequently offer their customers home shopping services, from which the systems receive a share of revenue from sales of products in the systems’ service areas. Cable television operators are also generating increasing revenues from the sale of enhanced data services. Cable television revenues tend to be stable, growing over the last 15 years at a 10.2% compound annual rate, compared to a gross domestic product growth rate of 5.4%. Cable television did not experience a single down year in revenue during this period of time. Cable television systems offer customers various levels (or “tiers”) of cable television services consisting of:

•	a limited basic service, comprised of off-air broadcast television signals, local origination programming produced by the cable system and/or public access groups, and a limited number of satellite services such as home shopping channels and C-Span; and

•	an expanded basic service, comprised of satellite delivered, non-broadcast channels such as: Cable News Network (CNN), Entertainment and Sports Programming Network (ESPN) and Lifetime Network (LIFE).

     For an extra monthly charge, cable television systems also offer premium television services. These services (such as Home Box Office, Cinemax and Showtime) are satellite delivered channels offering feature films, live sporting events, concerts and other special entertainment features presented without commercial interruption.

     Digital cable, offers enhanced television viewing with interactive guides, compact disc quality music channels, theater sound quality, and multiple services of premium and pay-per-view channels. These additional product offerings are made possible by use of bandwidth-saving digital compression.

     On an a la carte basis or for an additional monthly charge, our basic subscribers can also get Internet access via a cable modem, which offers broadband access to the Internet at speeds exceeding standard dial-up access. Services offered include residential and commercial Internet access, e-mail and commercial point-to-point circuits. Cable modem revenues from Cable subscribers are included in the Cable segment.

     A cable television system receives television, radio and data signals that are transmitted to the system’s headend by means of off-air antennae, microwave relay systems and satellite earth stations. These signals are then modulated, amplified and distributed, through coaxial cable and fiber optic cable, to customers who pay a fee for this service. Cable television systems may also originate their own television programming and other information services for distribution through the system. Cable television systems generally are constructed and operated pursuant to non-exclusive franchises or similar licenses granted by local governmental authorities for a specified term of years, generally for extended periods of up to 20 years.

     Cable Properties

     The following table sets forth certain information regarding our cable systems as of December 31, 2002. Homes passed represents the maximum number of homes that could become subscribers in the particular cable system. Total customers represents the total of video only and cable modem only customers. Total customer penetration represents total customers as a percentage of homes passed. Basic penetration represents basic subscribers as a percentage of homes passed. Digital penetration represents digital terminals as a percentage of basic subscribers. Premium penetration represents premium units as a percentage of basic subscribers. Premium units represents the aggregate number of individual premium services (e.g., HBO, Cinemax, Showtime) for which customers have subscribed. Cable modem penetration represents cable modem subscribers as a percentage of homes passed. Average monthly revenue per basic subscriber (television and cable modem) represents revenues divided by 12 divided by the weighted average number of subscribers for the year.

									Average
									Monthly
			Total					Cable	Revenue
	Homes	Total	Customer	Basic	Basic	Digital	Premium	Modem	per Basic
Cable Systems	Passed	Customers	Penetration	Subscribers	Penetration	Penetration	Penetration	Penetration	Subscriber

Pennsylvania
York	125,313	91,143	72.7%	91,102	72.7%	25.0%	36.7%	10.6%	$51.94
Williamsport	53,904	41,025	76.1%	40,913	75.9%	18.8%	25.4%	9.9%	$49.62
Mississippi
Rankin	38,489	23,289	60.5%	23,289	60.5%	34.0%	46.3%	n/a	$49.58
Maine
Brunswick	29,933	20,565	68.7%	20,308	67.8%	20.2%	26.8%	22.7%	$55.87
Illinois/Indiana
Midwest	45,114	30,350	67.3%	30,314	67.2%	15.3%	30.6%	2.1%	$42.79

Totals/Average	292,753	206,372	70.5%	205,926	70.3%	22.9%	33.7%	9.0%	$50.35

     Cable Systems

     The following table sets forth certain selected technical, operating and financial data for each of our cable systems as of and for the year ended December 31, 2002. Density represents homes passed divided by miles of plant. Plant bandwidth represents percentage of plant mileage within a system served by the indicated plant bandwidth. Increased bandwidth offers greater capacity for signals and resultant additional revenues. Total customer penetration represents total customers as a percentage of homes passed. Basic penetration represents basic subscribers as a percentage of homes passed. A basic subscriber is a household receiving at least our lowest level of video service. Digital terminals represents the number of active terminals for which customers have subscribed to digital services. Digital penetration represents digital terminals as a percentage of basic subscribers. Premium units represents the aggregate number of individual premium services (e.g., HBO, Cinemax, Showtime) for which customers have subscribed. Premium penetration represents premium units as a percentage of basic subscribers. Cable modem penetration represents cable modem subscribers as a percentage of homes passed. Average monthly revenue per basic subscriber represents revenues divided by 12 divided by the weighted average number of subscribers for the year.

	YORK	WILLIAMSPORT	RANKIN	BRUNSWICK	MIDWEST	TOTAL

TECHNICAL DATA:
Miles of Plant	1,802	1,024	768	790	940	5,324
Density	70	53	50	38	48	55
Head-ends	1	1	2	1	5	10
Plant Bandwidth:
330-450 MHz	0.0%	0.0%	65.0%	6.0%	26.0%	14.0%
550 MHz	0.0%	0.0%	24.0%	32.0%	49.0%	17.0%
750 MHz	100.0%	100.0%	11.0%	62.0%	25.0%	69.0%
OPERATING DATA:
Homes Passed	125,313	53,904	38,489	29,933	45,114	292,753
Total customers	91,143	41,025	23,289	20,565	30,350	206,372
Total customer penetration	72.7%	76.1%	60.5%	68.7%	67.3%	70.5%
Basic Subscribers	91,102	40,913	23,289	20,308	30,314	205,926
Basic penetration	72.7%	75.9%	60.5%	67.8%	67.2%	70.3%
Digital terminals	22,970	7,704	7,924	4,097	4,650	47,165
Digital penetration	25.0%	18.8%	34.0%	20.2%	15.35	22.9%
Premium units	33,421	10,392	10,791	5,436	9,265	69,305
Premium penetration	36.7%	25.4%	46.3%	26.8%	30.6%	33.7%
Cable modems	13,308	5,332	NA	6,781	945	26,366
Cable modem penetration	10.6%	9.9%	NA	22.7%	2.1%	9.0%
FINANCIAL DATA:
Revenue (in thousands)	$56,547	$24,326	$13,802	$13,775	$14,304	$122,754
Average monthly revenue per basic subscriber	$51.94	$49.62	$49.58	$55.87	$42.79	$50.35

     York. The York, Pennsylvania cable system is our largest, serving subscribers in 51 municipalities and accounting for 44% of our total subscribers and 46% of our 2002 Cable revenues. A hybrid fiber/coaxial rebuild of the York system began in 1995 and is now completed. The entire cable plant now has a capacity of 750 MHz. The York system is two-way capable, which allows cable modem service and other interactive services. Cable modem service has been provided to customers since 1997, with approximately 11% penetration to homes passed as of December 31, 2002. Digital services were launched in October 1999, with penetration exceeding 25% of basic customers as of December 31, 2002. The York system was one of the first systems in the country to launch interactive shopping and games on digital terminals.

     Williamsport. The Williamsport system accounts for 20% of our total subscribers and 20% of our 2002 Cable revenues. The system has been completely rebuilt to 750 MHz and is two-way capable. Cable modem services are presently offered to residential and commercial customers with penetration of nearly 10% of homes passed as of December 31, 2002. Digital services were launched in June 2000 with penetration of nearly 19% of basic customers as of December 31, 2002.

     Rankin. The Rankin County, Mississippi cable system encompasses three small towns, many upscale suburban developments and the southeastern shore of an attractive reservoir recreation area just east of the state capital of Jackson. The area continues to experience housing growth. Over the past five years, the average annual compound internal growth rate of new subscribers to the Rankin system has been 2.8%, and the system accounts for 11% of our total subscribers and 11% of our 2002 Cable revenues. Approximately 35% of the Rankin system currently has a bandwidth of 550 MHz or greater. The system launched digital technology in February 2000, and digital penetration is approximately 34% of basic customers as of December 31, 2002. Rankin does not offer cable modem service.

     Brunswick. The Brunswick cable system serves the communities of Brunswick, Freeport, Bath, Harpswell and Woolwich, Maine and accounts for 10% of our total subscribers and 11% of our 2002 Cable revenues. The Brunswick system is two-way capable. The system has been providing cable modem service since 1996 to commercial customers and since 1998 to residential customers. Cable modem penetration is approximately 23% of homes passed as of December 31, 2002. Digital services were launched in August 2000, and exceed 20% penetration to basic customers as of December 31, 2002.

     Midwest. The Midwest cable system serves Shelbyville and Lawrenceburg, Indiana and Olney and DuQuoin, Illinois. The Lawrenceburg area was acquired April 1, 2002 and added 11,300 basic video subscribers to the Midwest system. The Midwest system accounts for 14% of our total subscribers and approximately 12% of our 2002 Cable revenues. The system currently has bandwidth ranging from 450 MHz to 750 MHz, with 74% between 550 and 750 MHz. Rebuilds have been completed in all areas except for a portion of the acquired Lawrenceburg, Indiana system. Digital services were launched in 2000, with penetration of nearly 15% of basic customers as of December 31, 2002.

     Programming

     We have various contracts to obtain basic, satellite and premium programming for our cable systems from the National Cable Television Cooperative, Comcast Corporation and in some cases directly from program suppliers, including, in limited circumstances, some broadcast stations, with compensation generally based on a fixed fee per customer or a percentage of the gross receipts for the particular service. Some program suppliers provide volume discount pricing structures and some offer marketing support.

     Programming costs are expected to increase in the ordinary course of our business as a result of increases in the number of basic subscribers, increased costs to purchase cable programming, expansion of the number of channels provided to customers and contractual rate increases from programming suppliers. In the event that we acquire Comcast’s ownership interests in Susquehanna Cable, our programming costs will increase faster than they would otherwise. See “Certain Relationships and Related Transactions” for additional details regarding our relationship with Comcast.

     Marketing, Customer Service and Community Relations

     Our cable marketing strategy is designed to increase total revenues and revenues per subscriber by:

•	aggressively promoting and marketing our current services;

•	expanding our product offerings; and

•	providing superior customer service.

     We believe that this strategy will enable us to acquire new customers and maintain a positive relationship with existing customers to retain their business and sell them additional products. Implementation strategies include:

•	targeted marketing campaigns using direct mail and telemarketing;

•	price promotions, such as installation specials, to attract new subscribers and a one month premium sampling program for all new digital video customers;

•	multiplexed premium channels to improve their price/value perception; and

•	advertisement and sponsorship of community-based events to enhance our local presence.

     We believe that providing superior customer service is a key element of our long-term success because the quality of customer service affects our ability to retain customers. We believe that it also contributes to subscriber growth and positions us to sell additional products and services. To enhance customer service, we have initiated programs to improve the skills of our employees. In 2000, we introduced an initiative for customer service employees entitled Sales Training for Excellence in Leadership, Learning and Retention (STELLAR, then STELLAR Plus in 2001), which includes extensive training, performance follow-up and standardized customer service and sales skills for all customer service representatives.

     Recognizing that positive franchise and public relations are crucial to our overall success, we emphasize maintaining good working relationships with municipal officials in our franchise areas and with the communities that we serve. Our local management meets regularly with municipal officials to keep them informed of both our activities and trends in the industry. As a result of these working relationships, we receive valuable feedback on our standing with the municipalities and the satisfaction of our customers. Local management is also responsible for maintaining a high level of visibility for us, which is accomplished through active involvement in various community and nonprofit organizations.

     Technology

     As part of our commitment to customer service, we seek to provide reliable, high-quality cable television service. As such, our primary objective with respect to Susquehanna Cable’s capital expenditures is to maintain, expand and upgrade its cable plant to improve and expand its cable television services. Through a capital investment program, we have expanded channel capacity, enhanced signal quality, improved technical reliability and provided a platform to deliver high-speed data services, including Internet access. We believe that such technical improvements and upgrades create additional revenue opportunities, enhance operating efficiencies, improve franchising relations and increase customer satisfaction. We expect capital spending in 2003 for rebuild activities to total approximately $11.1 million, which we expect to be funded by operations and existing credit facilities.

     The following table summarizes, as of December 31, 2002, our existing bandwidth profile and our bandwidth profile upon completion of work-in-progress projects (which are generally expected to be completed by the end of 2003).

	330 to 450 MHz	550 MHz	750 to 860 MHz
	(Approximately 60	(Approximately 82	(Approximately 82
	Analog Channels)	Analog Channels)	Analog Channels) (1)

Existing Bandwidth Profile
Miles of plant	796	902	3,626
% miles of plant	14%	17%	69%
Bandwidth Profile Upon Completion Of Work In Progress
Miles of plant	29	904	4,506
% miles of plant	1%	17%	82%

(1)	Plus 200 MHz of additional bandwidth for digital programming and other enhanced services.

     Our use of fiber optic technology as an enhancement to coaxial is enabling us to consolidate headends and reduce amplifier cascades, thereby improving picture quality and system reliability and reducing headend and maintenance expenditures. Fiber optic strands are capable of carrying hundreds of video, data and voice channels over extended distances without the extensive signal amplification typically required for coaxial cable. In our larger systems, fiber optic technology is deployed in a “ring” design providing a redundant path for video and data signals being delivered to large subscriber groups. This approach provides an extra degree of reliability in the event that fiber optic cable is damaged on the primary path.

     Digital compression is a technology that enables cable operators to increase channel capacity of cable television systems by permitting a significantly increased number of digitalized video signals to fit within a cable television system’s existing bandwidth. At December 31, 2002, digitally compressed services were available to 99% of our customer base.

     The provision of high-speed cable modems to residential and business customers has become a significant source of additional revenue to the cable industry. Cable modem revenues represented approximately 8% and 5% of 2002 and 2001 Cable revenues, respectively. Cable modems provide Internet access at higher speeds and lower costs than the technologies offered by other communication providers. For example, a 10 megabit-capable cable modem provides Internet access at download speeds approximately 10 times faster than typical 56.0-kilobit dial-up telephone modem connections. Cable modem service is available in every system except our Rankin County facility.

     Internet and Other Services

     For the years ended December 31, 2002 and 2001, our Internet and Other segment accounted for approximately 2.8% and 3.4% of our total revenues.

     Susquehanna Data Services . Susquehanna Data Services, Inc., a subsidiary of ours, was formed in 1996 to provide Internet and data networking services to residential and business customers. Marketing its products and services under the trade name “BlazeNet,” Susquehanna Data Services offers Internet access

Over both telephone and cable modems, website creation, hosting and maintenance, local and wide area network design, construction and operation, and telecommunications products from Susquehanna Adelphia Telecommunications and other local telephone companies. As a website host, we provide a central computer that is connected to the Internet 24 hours a day. We store all of our customers’ website files on our computer so that each website and all of its content are available to users worldwide at all times. Our local and wide area network services enable us to provide network services in both a limited area, such as a building or campus, or a larger area extending beyond a single building or campus. As of December 31, 2002, BlazeNet provided access service to approximately 10,200 business and consumer accounts. Former BlazeNet residential cable modem subscribers are now served by our York cable operations.

     Susquehanna Technologies. The web design company that we acquired in October 2000 has been remarketed as Susquehanna Technologies. Susquehanna Technologies’ focus is on custom designed web integration solutions and services to the media and entertainment, retail and associations and government sectors. Due to the collapse of the Internet sector in 2001, which has continued through 2002, sales for Susquehanna Technologies have been stagnant. A $5.0 million goodwill impairment loss related to this reporting unit was recognized for the year ended December 31, 2002.

     Adelphia Partnership. In 1997, we, through our wholly-owned subsidiary Susquehanna Fiber Systems, Inc., entered into a 50/50 partnership with Adelphia Business Solutions, Inc. to enter the competitive local exchange carrier business in the York, Pennsylvania market. The partnership provides long distance access circuits to businesses bypassing the local telephone company, point-to-point data circuits and switched business access services. Susquehanna’s York cable operation has constructed and maintains a 242 mile fiber optic SONET ring network that is leased to the partnership under a long-term contract. As of December 31, 2002, the partnership provided service to 94 buildings in the York area and had over 9,400 access and long distance lines installed. During 2002, our partner’s parent company declared bankruptcy under Chapter 11. The partnership is not currently included in this bankruptcy proceeding.

     Franchises

     Cable television systems are constructed and operated under fixed-term non-exclusive franchises or other types of operating permits that are granted by local governmental authorities. These franchises contain many conditions, such as:

•	time limitations on commencement and completion of construction;

•	conditions of service, including mix of programming required to meet the needs and interests of the community;

•	the provision of free service to schools and certain other public institutions;

•	the maintenance of insurance and indemnity bonds; and

•	the payment of fees to communities.

     Certain of these franchises may require the imposition of penalties if the franchise agreements are violated. Certain provisions of these local franchises are subject to limits imposed by federal law.

     As of December 31, 2002, we held a total of 149 franchises. Many franchise agreements require the payment of fees to the issuing authorities ranging from 1% to 5% of gross revenues (with the majority in the 3% to 5% range) from the related cable system. The Cable Communications Policy Act of 1984 (1984 Cable Act) prohibits franchising authorities from imposing annual franchise fees in excess of 5% of gross annual revenues and permits the cable television system operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances that render performance commercially impracticable.

     Our cable franchises expire at various times through 2022. The following table sets forth certain information relating to our franchises:

		Percentage of Total	Percentage of Total
Year of Franchise Expiration	Number of Franchises	Franchises	Basic Subscribers

2003	8	5%	5%
2004	8	5%	15%
2005	5	3%	2%
2006 and after	128	87%	78%

Total	149	100%	100%

     The 1984 Cable Act and the 1992 Cable Act provide, among other things, for an orderly franchise renewal process, which limits a franchising authority’s ability to deny a franchise renewal if the incumbent operator follows prescribed renewal procedures. In addition, the 1984 and 1992 Cable Acts establish comprehensive renewal procedures, which require, when properly elected by an operator, that an incumbent franchisee’s renewal application be assessed on its own merits and not as part of a comparative process with competing applications. Upon a franchise renewal request, however, a franchise authority may seek to add new and more onerous requirements upon the cable operator, such as significant upgrades in facilities and services or increased franchise fees, as a condition or renewal. We believe that our relationship with local franchise authorities is good. Although we cannot provide guarantees, we anticipate our franchises will be renewed upon expiration.

     Competition

     Cable television systems face competition from alternative methods of distributing video programming and from other sources of news, information and entertainment. These sources include direct broadcast satellite, off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services, webcasts and home video products, including DVDs and videotape cassette recorders. The extent to which a cable television system is competitive depends, in part, upon that system’s ability to provide, at a reasonable price to customers, a greater variety of programming and other communications services than those available off-air or through alternative delivery sources and upon superior technical performance and customer service.

     Competing Franchises. Cable television systems generally operate pursuant to franchises granted on a non-exclusive basis. Franchising authorities may not unreasonably deny requests for additional franchises and may operate cable television systems themselves. Well-financed businesses from outside the cable television industry (such as the public utilities that own the poles to which cable is attached) or neighboring cable operators may become competitors for franchises or providers of competing services. Within Susquehanna Cable Co. systems there exists a small overbuild by a neighboring cable operator consisting of approximately 3,000 homes passed (1% of total homes passed) which started ten years ago by two cable operators no longer in the business. Susquehanna acquired one of the operators in 1999. In the last three years the boundaries of the overbuild area has not expanded. Additional cable television systems may be constructed in the future in our other franchise areas.

     Digital Broadcast Satellites. The fastest growing method of satellite distribution is by high-powered direct broadcast satellites utilizing video compression technology, which provides more than 200 channels of programming over a single high-powered digital broadcast satellite. Digital broadcast satellite service can be received virtually anywhere in the United States through small rooftop or side-mounted antennae/dishes and is not subject to certain local restrictions on the location and use of digital broadcast satellite and other satellite receiver dishes. Digital broadcast satellite service is presently being heavily marketed on a nationwide basis by two service providers. Digital broadcast satellite systems offer all of their programming with digital quality, but may have higher up-front costs or require long-term agreements and may lack local programming and service. Both digital broadcast satellite providers offer local signals in a growing number of markets. Digital broadcast satellite providers in the Indiana portion of our Midwest market offer some local programming and one digital broadcast satellite provider is offering local signals in the York market.

     Satellite Master Antenna Television Systems. Cable television operators also face competition from private satellite master antenna television systems that serve condominiums, apartment and office complexes, as well as other multiple dwelling unit facilities, and private residential developments. Like cable television systems, satellite master antenna television systems offer both improved reception of local television stations and many of the same satellite-delivered program services. Satellite master antenna television operators often enter into exclusive agreements with building owners or homeowners associations, although some states have enacted laws that authorize franchised cable television operators access to such private complexes. Packages of data and video services are also being offered to private residential and commercial developments. As long as they do not use public rights-of-way, satellite master antenna television systems can interconnect non-commonly owned buildings without having to comply with many of the local, state and federal regulations that are imposed on cable television systems. Our ability to compete for customers in residential and commercial developments served by satellite master antenna television operators is uncertain.

     Local Multipoint Distribution Service. Local multipoint distribution service, a wireless service, can deliver over 100 channels of programming directly to consumers’ homes. A large amount of this spectrum was auctioned in March 1998, and cable television operators and local telephone companies were restricted in their participation in this auction. It is uncertain whether this spectrum will be used to deliver multichannel video programming and other services to subscribers and thereby compete with franchised cable television systems.

     Multichannel Multipoint Distribution Systems. Multichannel multipoint distribution systems use low power microwave frequencies to transmit video programming over the air to customers. Wireless distribution services provide many of the same programming services as cable television systems, and digital compression technology is likely to increase significantly the channel capacity of their systems. Multichannel multipoint distribution systems service requires unobstructed “line of sight” transmission paths. In the majority of our franchise service areas, prohibitive topography and “line of sight” access have limited, and are likely to continue to limit, competition from multichannel multipoint distribution systems. Moreover, in the majority of our franchise areas, multichannel multipoint distribution systems operators face significant barriers to growth because lower population densities make these areas less attractive. We are not aware of any significant multichannel multipoint distribution systems operation currently within our cable television franchise service areas. Wireless One, owned by MCI/Worldcom has announced that they are discontinuing their residential multichannel multipoint distribution system, which was in direct competition with our Rankin County Mississippi cable system. MCI has indicated that they intend to utilize the frequencies for commercial data transport.

     Local Exchange Carriers. The 1996 Telecom Act allows local exchange carriers and others to compete with cable television systems and other video services in their telephone service territory, subject to certain regulatory requirements. Local exchange carriers use a variety of distribution methods, including both broadband wire facilities and wireless transmission facilities within and outside of their telephone service areas. Local exchange carriers and other telephone companies have an existing relationship with the households in their service areas, have substantial financial resources, and may have an existing infrastructure capable of delivering cable television service. Unlike cable television systems, local exchange carriers are not required, under certain circumstances, to obtain local franchises to deliver video services and are not subject to certain obligations imposed under such franchises. We believe that our rural markets are unlikely to support competition in the provision of video and telecommunications broadband services given the lower population densities and higher capital costs per household of installing plant. However, the Secretary of Agriculture announced the launch of the Rural Utilities Service’s (“RUS”) Rural Broadband Access Loan and Loan Guarantee Program. The program will allow RUS to make available $1.2 billion in loans and loan guarantees during fiscal year 2003 to provide broadband facilities in eligible rural communities. To be eligible, communities must not have more than 20,000 inhabitants and not be located in a designated standard metropolitan statistical area. It is uncertain whether this incentive program will prompt additional competition in our markets, or what impact such potential competition may have on our cable operations.

     Public Utilities. Registered utility holding companies and their subsidiaries may provide telecommunications services (including cable television). Electric utilities must establish separate subsidiaries known as “exempt telecommunications companies” and must apply to the FCC for operating authority. Due to their resources, electric utilities could be formidable competitors to traditional cable television systems. Electric utilities also have the potential to become significant competitors in the video marketplace, as many of them already possess fiber optic transmission lines in certain areas they serve.

     Other New Technologies. Other new technologies, including Internet-based services, may compete with cable television systems. Incumbent television broadcast licensees may obtain licenses for digital television, which can deliver high definition television pictures, multiple digital-quality program streams, as well as CD-quality audio programming and advanced digital services, such as data transfer or subscription video. Television broadcast stations are authorized to transmit textual and graphic information. Commercial and noncommercial FM stations may use their sub-carrier frequencies to provide non-broadcast services, including data transmissions. In addition, over-the-air interactive video and data service permits two-way interaction with commercial and educational programming, along with informational and data services. Local exchange carriers and other common carriers provide facilities for the transmission and distribution of video services, including interactive computer-based services like the Internet, data and other non-video services.

     Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environments, are constantly occurring. We are not, therefore, able to predict the effect that current or future developments might have on the cable industry or on our operations. See “Cautionary Note Regarding Forward-Looking Statements.”

Employees

     We have approximately 1,567 employees as of December 31, 2002. No employees are covered by collective bargaining agreements, and we consider relations with our employees to be good.

Properties

     The headquarters of our cable television operations are located in York, Pennsylvania in office space leased from our parent. We do not have a separate headquarters for our radio broadcast operations.

     We lease six studio facilities for our radio operations. We own broadcast towers for 14 of our radio stations and lease 15 other broadcast towers. We own the real property under eight of our broadcast towers and lease the land under our other 21 towers. We own two auxiliary towers and lease two others as backup facilities for main broadcast towers. We own the real property under one of our auxiliary towers and lease the land under our other three auxiliary towers. Three other auxiliary towers are under construction and should be completed in early 2003. The newly constructed auxiliary towers and the land under them will be leased. We own eight, and lease two, headend facilities for our cable television operations. In connection with our cable operations, we own nine tower locations and lease three others. In addition, we own the real estate for eight and lease the real estate for two fiber optic hub sites. See also “—Radio Properties.”

     Our principal physical assets with respect to our cable operations consist of cable television operating plant and equipment, including signal receiving, encoding and decoding devices, headends and distribution systems and customer house drop equipment for each of our cable television systems. The signal receiving apparatus typically includes a tower, antenna, ancillary electronic equipment and earth stations for reception of satellite signals. Headends, consisting of associated electronic equipment necessary for the reception, amplification and modulation of signals, are located near the receiving devices. Our distribution system consists primarily of coaxial and fiber optic cables and related electronic equipment. See also “—Cable Properties” and “—Cable Systems.”

     We believe that our properties are in good condition and suitable for our operations.

Legal Proceedings

     We currently and from time to time are involved in litigation incidental to the conduct of our business, but we are not currently a party to any lawsuit or proceeding which, in our opinion, is likely to have a material adverse effect on us.

REGULATION

Regulation of Radio Broadcasting

     Introduction

     The ownership, operation and sale of broadcast stations, including those licensed to us, are subject to the jurisdiction of the FCC, which acts under authority derived from the Communications Act of 1934 (the Communications Act). The Communications Act was amended in 1996 by the 1996 Telecom Act to make changes in several broadcast laws. Among other things, the FCC grants permits and licenses to construct and operate radio stations; assigns frequency bands for broadcasting; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations and the operating power and other technical parameters of stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; regulates some forms of radio broadcasting programming; and has the power to impose penalties for violations of its rules under the Communications Act.

     License Grant and Renewal

     Radio broadcast licenses are granted and renewed for maximum terms of eight years. Licenses must be renewed through an application to the FCC. The Communications Act requires that the FCC grant the renewal of a station’s license if the FCC finds that, during the preceding term of the license, the station has served the public interest, convenience and necessity, that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

     Petitions to deny license renewal applications can be filed by interested parties, including members of the public. Such petitions may raise various issues before the FCC. The FCC is required to hold hearings on renewal applications if it is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a “substantial and material question of fact” as to whether the grant of the renewal application would be prima facie inconsistent with the public interest, convenience and necessity. Also, during certain periods when a renewal application is pending, the transferability of the applicant’s license may be restricted. Historically, we have not experienced any material problems renewing our licenses to operate our radio stations and are not currently aware of any facts that would prevent the timely renewal of our licenses. There can be no assurance, however, that our licenses will be renewed.

     The following table sets forth certain regulatory information regarding each of the stations owned by us. “HAAT,” which applies to FM stations only, represents height above average terrain. Height above average terrain means the actual height of the station’s transmitting antenna above the ground level of the surrounding terrain and is used to measure the coverage of an FM station. The FCC class determines the maximum power and maximum height above average terrain for the particular station. Height Above Average Terrain is not applicable to AM stations.

		Frequency			Power in
		(FM-MHZ)	FCC	HAAT	Kilowatts	Expiration Date of
Market and Stations	City of License	(AM-KHZ)	Class	(Meters)	(Day)	License

San Francisco, CA
KNBR-AM KFOG-FM KFFG-FM KSAN-FM KTCT-AM	San Francisco San Francisco Los Altos San Mateo San Mateo	680 KHz 104.5 MHz 97.7 MHz 107.7 MHz 1050 KHz	A B A B B	– 459 137 354 –	50 KW 7.1 KW 3.3 KW 8.9 KW 50 KW	December 1, 2005 December 1, 2005 December 1, 2005 December 1, 2005 December 1, 2005
Dallas/Ft. Worth, TX
KLIF-AM KKLF-AM (2) KTCK-AM KPLX-FM KDBN-FM (1) KTDK-FM KTBK-AM KGVL-AM (2) KIKT-FM (2)	Dallas Dennison/Sherman Dallas Ft. Worth Haltom City Sanger Sherman Greenville Greenville	570 KHz 950 KHz 1310 KHz 99.5 MHz 93.3 MHz 104.1 MHz 1700 KHz 1400 KHz 93.5 MHz	B B B C C2 C3 B C A	– – – 511 120 150 – – 100	5 KW ..5 KW 9 KW 100 KW 50 KW 11 KW 10 KW 1 KW 1.8 KW	August 1, 2005 August 1, 2005 August 1, 2005 August 1, 2005 August 1, 2005 August 1, 2005 August 1, 2005 August 1, 2005 August 1, 2005
Houston, TX
KRBE-FM	Houston	104.1 MHz	C	585	100 KW	August 1, 2005
Atlanta, GA
WNNX-FM WWWQ-FM	Atlanta College Park	99.7 MHz 100.5 MHz	C0 C3	315 291	100 KW 3 KW	April 1, 2004 Pending
Cincinnati, OH
WRRM-FM WMOJ-FM WYGY-FM	Cincinnati Fairfield Lebanon	98.5 MHz 94.9 MHz 96.5 MHz	B B B	246 322 245	17.5 KW 10.5 KW 19.5 KW	October 1, 2004 October 1, 2004 August 1, 2003
Indianapolis, IN WFMS-FM WGRL-FM WGLD-FM WAVG-AM WZZB-AM WQKC-FM	Indianapolis Noblesville Indianapolis Jeffersonville Seymour Seymour	95.5 MHz 93.9 MHz 104.5 MHz 1450 MHz 1390 MHz 93.7 MHz	B A B C D B	302 138 150 – – 213	13 KW 2.2 KW 50 KW 1 KW 1 KW 25 KW	August 1, 2004 August 1, 2004 August 1, 2004 August 1, 2004 August 1, 2004 August 1, 2004
Kansas City, MO
KCMO-FM KCMO-AM KCFX-FM KFME-FM	Kansas City Kansas City Harrisonville, MO Garden City, MO	94.9 MHz 710 KHz 101.1 MHz 105.1 MHz	C0 B C0 C1	341 – 335 299	100 KW 10 KW 100 KW 100 KW	February 1, 2005 February 1, 2005 February 1, 2005 Pending
York/Lancaster, PA
WSBA-AM WARM-FM	York York	910 KHz 103.3 MHz	B B	– 398	5 KW 6.4 KW	August 1, 2006 August 1, 2006
Albemarle, NC
WABZ-FM (2)	Albemarle	100.9 MHz	A	61	3 KW	December 1, 2003

(1)	KKMR-FM changed its call letters to KDBN-FM effective January 28, 2002.

(2)	Operated by a third party under a time brokerage agreement.

     Regulatory Approvals

     Broadcast licenses may not be assigned nor may the control of broadcast licenses be transferred without the prior approval of the FCC. In determining whether to assign, transfer, grant or renew a broadcast license, the FCC considers a number of factors pertaining to the proposed licensee, including limits on common ownership of media properties, financial qualifications of the proposed licensee, the

“character” of the proposed licensee (including that no party to the application (i.e. officer, director, or 10% or greater owner) is subject to the denial of federal benefits that include FCC benefits pursuant to Section 5301 of the Anti-Drug Abuse Act of 1988, 21 U.S.C. sec. 862), limitations on alien ownership, and compliance with programming, public file and anti-discrimination requirements.

     Assigning a license or transferring control requires the filing of an application with the FCC. The FCC staff reviews the application and determines whether to grant the application. This process generally takes about four months. During the application process, interested parties and the public may file petitions, during specific periods of time, to deny or raise objections to the application. A full FCC review of staff action can be requested, and final FCC approval or disapproval is subject to judicial review.

     Absent a timely request for reconsideration, administrative review or judicial review, the FCC staff’s grant of an application becomes final by operation of law and generally is no longer subject to administrative or judicial review.

     The pendency of a license renewal application may alter the aforementioned timetables, because the FCC might not issue an unconditional assignment grant if the station’s license renewal is pending.

     Ownership Matters

     The 1996 Telecom Act and the FCC’s broadcast multiple ownership rules do not restrict the number of radio stations one person or entity may own (including having an attributable interest in), operate or control on a national level, but do impose restrictions on a local level.

These restrictions are:

(i) in a market with 45 or more commercial radio signals, an entity may own up to eight commercial radio stations, not more than five of which are in the same service (FM or AM);

(ii) in a market with between 30 and 44 (inclusive) commercial radio signals, an entity may own up to seven commercial radio stations, not more than four of which are in the same service;

(iii) in a market with between 15 and 29 (inclusive) commercial radio signals, an entity may own up to six commercial radio stations, not more than four of which are in the same service; and

(iv) in a market with 14 or fewer commercial radio signals, an entity may own up to five commercial radio stations, not more than three of which are in the same service, except that an entity may not own more than 50% of the stations in such market.

     The foregoing summarizes the material radio broadcast industry regulations with which we must comply. However, it does not purport to describe all present and proposed regulations and legislation relating to the radio broadcasting industry, some of which may be subject to judicial and legislative review and change, and their impact on the radio broadcasting industry or us cannot be predicted at this time.

Regulation of Cable Television

     The cable television industry is regulated by the FCC, some state governments and substantially all local governments. In addition, various legislative and regulatory proposals under consideration from time to time by the Congress and various federal agencies have in the past, and may in the future, materially affect us and the cable television industry. The following is a summary of federal laws and regulations materially affecting the growth and operation of the cable television industry and a description of certain state and local laws. We believe that the regulation of the cable television industry remains a matter of interest to Congress, the FCC and other regulatory authorities. There can be no assurance as to what, if any, future actions such legislative and regulatory authorities may take or the effect thereof on us.

     Federal Legislation

     The principal federal statute governing the cable television industry is the Communications Act of 1934, as amended. As it affects the cable television industry, the Communications Act has been significantly amended on three occasions, by the 1984 Cable Act, the 1992 Cable Act and the 1996 Telecom Act. The 1996 Telecom Act altered the regulatory structure governing the nation’s telecommunications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it also reduced the scope of cable rate regulation.

     Federal Regulation

     The FCC is the principal federal regulatory agency with jurisdiction over cable television. It has adopted regulations covering such areas as cross-ownership between cable television systems and other communications businesses, horizontal and vertical ownership, carriage of television broadcast programming, cable rates, pole attachment rates, consumer protection and customer service, leased access, indecent programming, programmer access to cable television systems, availability of satellite-delivered programming services to cable system competitors, technical standards, consumer electronics equipment compatibility, ownership of home wiring, mandatory deletion of certain imported broadcast programming, equal employment opportunity, consumer education and lockbox enforcement, origination cablecasting and sponsorship identification, political programming and advertising, advertising during children’s programming, signal leakage and frequency use, maintenance of various records, and antenna structure notification, marking and lighting. The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations. A brief summary of certain of these federal regulations as adopted to date follows.

     Rate Regulation

     Where a cable television system is not subject to effective competition, the rates for the basic service tier (the lowest level of cable programming service which must include local broadcast channels and public access channels) and related equipment may be regulated by the local franchising authority at its option. Rates for cable programming service tiers, which generally include programming other than the channels carried on the basic service tier, and for programming offered on a per-channel or per-program basis are not subject to governmental regulations. If local franchising authorities choose to regulate basic service rates, they may order reductions and, in certain circumstances, refunds of existing monthly rates and charges for associated equipment. In carrying out their rate regulatory authority, however, local officials are subject to certain FCC standards such as the obligation to evaluate rates in accordance with FCC approved benchmark formulas or cost-of-service showings. Future rates of regulated cable systems may not exceed an inflation-indexed amount, plus increases in certain costs beyond the cable operator’s control, such as taxes, franchise fees and increased programming costs. Cost-based adjustments to these capped rates also can be made in the event a cable television operator adds or deletes channels. There is also a streamlined cost-of-service methodology available to justify a rate increase for “significant” system rebuilds or upgrades. We currently have four franchisee authorities that are certified to regulate for basic services, installation and equipment rates, , three in Maine and one in Mississippi.

     Existing regulations require cable television systems to permit customers to purchase video programming on a per channel or a per program basis without the necessity of subscribing to any tier of service, other than the basic service tier.

     Carriage of Broadcast Television Signals

     The 1992 Cable Act contains signal carriage requirements which allow commercial television broadcast stations that are “local” to a cable television system (i.e., the system is located in the station’s designated market area) to elect every three years whether to require the cable television system to carry the station, subject to certain exceptions, or whether the cable television system will have to negotiate for

“retransmission consent” to carry the station. The next election between must-carry and retransmission consent must occur by October 1, 2005. A cable television system is generally required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to the mandatory carriage requirements or retransmission consent requirements of the 1992 Cable Act. Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, on cable systems with the principal headend located within the larger of: (i) a 50-mile radius from the station’s city of license; or (ii) the station’s Grade B contour (a measure of signal strength). Unlike commercial stations, noncommercial stations are not given the option to negotiate retransmission consent for the carriage of their signal. In addition, cable television systems have to obtain retransmission consent for the carriage of all “distant” commercial broadcast stations, except for certain “superstations” (i.e., commercial satellite-delivered independent stations such as WGN). To date, compliance with the “retransmission consent” and “must carry” provisions of the 1992 Cable Act has not had a material effect on us, although this result may change in the future depending on such factors as market conditions, channel capacity and similar matters when such arrangements are renegotiated, including demands by television stations for increased compensation in return for retransmission consent.

     The FCC has recently adopted interim regulations regarding carriage of digital television signals offered by local television broadcasters. Under these regulations, local television broadcast stations transmitting solely in a digital format are entitled to request carriage in their choice of digital or converted analog format. Stations transmitting in both digital and analog formats, which is permitted during the current ongoing transition period, have no carriage rights for the digital format during the transition unless and until they return in their analog channel. The FCC continues to consider proposals to require cable operators to carry multiple digital programming streams offered by local television stations, both during and after the digital transition period. The final outcome of this proceeding could have a material effect on the number of services that a cable operator will be required to carry.

     Renewal of Franchises and Franchise Fees

     The 1984 Cable Act established renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. While these formal procedures are not mandatory unless timely invoked by either the cable television operator or the franchising authority, they can provide substantial protection to incumbent franchisees. Even after the formal renewal procedures are invoked, franchising authorities and cable television operators remain free to negotiate a renewal outside the formal process. Nevertheless, renewal is by no means assured, as the franchisee must meet certain statutory standards. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements such as upgrading cable-related facilities and equipment and complying with voluntary commitments, although the municipality must take into account the cost of meeting such requirements. The 1984 Cable Act, under certain limited circumstances, permits a cable operator to obtain modifications of franchise obligations. Franchises have generally been renewed for cable television operators that have provided satisfactory services and have complied with the terms of their franchises. Historically, we have not experienced any material problems renewing our franchises for our cable television systems. We are not aware of any current or past material failure on our part to comply with our franchise agreements. We believe that we have generally complied with the terms of our franchises and have provided quality levels of service.

     The 1992 Cable Act makes several changes to the process under which a cable television operator seeks to enforce his renewal rights which could make it easier in some cases for a franchising authority to deny renewal. Franchising authorities may consider the “level” of programming service provided by a cable television operator in deciding whether to renew. For alleged franchise violations occurring after December 29, 1984, franchising authorities have the right to deny renewal because of an operator’s failure to substantially comply with the material terms of the franchise even if the franchising authority has “effectively acquiesced” to such past violations. The franchising authority is, however, precluded from denying renewal if, after giving the cable television operator notice and opportunity to cure, it fails to respond to a written notice from the cable television operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be “harmless error.”

     Franchising authorities may generally impose franchise fees of up to 5% of a cable television system’s annual gross cable service revenues, excluding revenues derived from services other than cable service. However, they may be able to exact some compensation for cable systems’ use of public rights-of-way to provide telecommunications service. In the past several years, substantial public controversy has arisen with regard to the ability of local franchise authorities to regulate high speed Internet access provided by cable television systems. Among the key issues in dispute are the franchise authority’s ability to require cable operators to offer multiple unaffiliated Internet service providers access to their systems (“open access”), to impose franchise fees on revenues that cable systems earn from providing cable modem service or to impose service or other requirements on a cable system’s Internet offerings. These issues currently are pending in several court proceedings and before the FCC. While the FCC tentatively has concluded that local franchise authorities lack authority to impose such requirements on cable operators, further agency proceedings are underway that could alter the initial conclusion.

     Channel Set-Asides

     The 1984 Cable Act permits local franchising authorities to require cable television operators to set aside certain television channels for public, educational and governmental access programming. The 1984 Cable Act further requires cable television systems with thirty-six or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties to provide programming that may compete with services offered by the cable television operator. The 1992 Cable Act requires leased access rates to be set according to a formula determined by the FCC.

     Horizontal and Vertical Ownership/Cross-Ownership

     In March of 2001, the U.S. Court of Appeals for the District of Columbia Circuit reversed and remanded the FCC’s cable television horizontal and vertical ownership limits for further consideration. The horizontal ownership limit had barred a cable operator from having an attributable interest in more than 30 percent of the nationwide multichannel video programming subscribership. The vertical ownership limit had barred a cable operator from carrying attributable programming on more than 40 percent of channels, up to 75 channels of capacity. In its March 2001 decision, the D.C. Circuit Court of Appeals also reversed and remanded two provisions of the FCC’s ownership attribution rules (the elimination of the single majority shareholder exemption and the prohibition on the sale of programming by an insulated limited partner.) In September of 2001, the FCC issued a Further Notice of Proposed Rulemaking seeking to develop a complete record that would help the FCC produce and support changes to the affected cable ownership and attribution rules in accordance with the March 2001 court decision. Final public comments were due in February of 2002. The FCC has not yet released its decision, and thus, we cannot predict the impact of the results of the FCC’s pending cable ownership and attribution rulemaking on our business. However, revised FCC rules could affect the investment of Susquehanna Cable held by Comcast Corporation, as well as our ability to enter into other strategic relationships with larger cable companies in the future. If Comcast divests its ownership interest in Susquehanna Cable, our programming costs are likely to increase faster than they would otherwise.

     In February 2003, the FCC repealed its cable/broadcast cross-ownership restriction in response to a D.C. Circuit Court of Appeals decision that the FCC had failed to demonstrate that the restriction continued to be necessary in light of increased competition. Thus, the principal remaining cross-ownership restriction that still applies to cable operators is the prohibition from owning or operating a satellite master antenna system or multichannel multipoint distribution system in any area where a cable operator provides franchised cable service and is not subject to effective competition. However, a cable operator may acquire and operate a satellite master antenna system in its existing franchise service area if the programming and other services provided to the satellite master antenna system subscribers are offered according to the terms and conditions of the cable operator’s local franchise agreement.

     Copyright Matters

     Cable systems must obtain copyright licenses for programming and television signals they carry. Copyright authority for programming on non-broadcast networks typically is obtained from the networks in question, and copyright authority for programming originated locally by the cable system must be obtained directly from copyright holders. The Copyright Act provides a blanket license for copyrighted material on television stations whose signals a cable system retransmits. Cable operators can obtain this license by filing semi-annual reports and paying a percentage of their revenues as a royalty fee to the U.S. Copyright Office, which then distributes the royalty pool to copyright holders. For larger cable systems, these payments vary with the numbers and type of distant television stations the system carries. From time to time, Congress considers proposals to alter the blanket copyright license, some of which could make the license more costly.

     State and Local Regulation

     Cable television systems generally are operated pursuant to nonexclusive franchises, permits or licenses granted by a municipality or other state or local government entity. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction. Franchises generally contain provisions governing fees to be paid to the franchising authority, length of the franchise term, renewal, sale or transfer of the franchise, territory of the franchise, design and technical performance of the system, use and occupancy of public streets and number and types of cable television services provided. The 1992 Cable Act prohibits exclusive franchises and allows franchising authorities to regulate customer service and rates. Franchising authorities may operate their own multichannel video distribution system without a franchise. States and local franchising authorities may adopt certain restrictions on cable television systems ownership.

     The foregoing summarizes the material cable television industry regulations with which we must comply. However, it does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the cable television industry, some of which are subject to judicial and legislative review and change, and their impact on the cable television industry or us cannot be predicted at this time.

MANAGEMENT

Directors and Executive Officers

     As of the date of this prospectus, our directors and executive officers were as follows:

Name	Age	Position(s)

William H. Simpson	61	Chairman of the Board of Directors
Peter P. Brubaker	56	Director, Chief Executive Officer and President
John L. Finlayson	62	Director and Vice President
David E. Kennedy	50	Director and Vice President
James D. Munchel	48	Director and Vice President
Louis J. Appell, Jr	78	Director
Craig W. Bremer	54	Secretary and General Counsel
Alan L. Brayman	51	Treasurer

     William H. Simpson is a Director of Susquehanna Media and has served as such since 1993. He was elected Chairman of the Board of Directors on January 7, 2002. He has been employed by Susquehanna Pfaltzgraff or an affiliated corporation since 1971. He served as President and Chief Executive Officer since January 7, 2002. He was formerly President of The Pfaltzgraff Co. from 1981 to 2001 and Vice President and General Counsel of Susquehanna Pfaltzgraff from 1971 to 1981. Mr. Simpson is a graduate of the United States Air Force Academy and Harvard Law School.

     Peter P. Brubaker is a Director, the Chief Executive Officer and President of Susquehanna Media. He has been a director and officer of Susquehanna Media since 1993. Prior to 1995, Mr. Brubaker was Vice President/Finance of Susquehanna Pfaltzgraff. He joined Susquehanna Pfaltzgraff in 1977 and assumed responsibility for the cable operations in 1979. He holds a BA degree from Wesleyan University and an MBA degree from the Harvard Business School. Mr. Brubaker serves as a director of the National Cable Television Association.

     John L. Finlayson is a Director and Vice President of Susquehanna Media and the Chief Financial Officer of Susquehanna Pfaltzgraff, where he has been employed since 1978. He has been a Vice President of Susquehanna Media since 1993. Prior to 1978, Mr. Finlayson was an audit manager with Arthur Andersen & Co. He is a CPA and a graduate of Franklin and Marshall College.

     David E. Kennedy is a Director and a Vice President of Susquehanna Media. He has also been President of Susquehanna Radio since 1993. Mr. Kennedy joined the radio group in 1973 as an on-air personality of its former Toledo, Ohio station. He has held positions in programming, planning and research during his career. Mr. Kennedy is a graduate of the University of Toledo and holds masters and doctoral degrees from Bowling Green State University. He serves as a director of the Radio Advertising Bureau and as a director of the National Association of Broadcasters.

     James D. Munchel is a Director and Vice President of Susquehanna Media and is also President and Chief Operating Officer of Susquehanna Cable. Mr. Munchel oversees the operations of all Susquehanna Cable systems. He joined a predecessor of Susquehanna Media in 1981 and was promoted to General Manager of the York cable system in 1986. Mr. Munchel was promoted to his current position in 1999. He is a graduate of Shippensburg University.

     Louis J. Appell, Jr. is a Director of Susquehanna Media. He served as the Chairman of the Board of Directors of Susquehanna Media, from 1993 through 2001. He also serves as the Chairman of the Board of Susquehanna Pfaltzgraff. He has over fifty years of experience in the communications industry. Mr. Appell holds a BA degree from Harvard College.

     Craig W. Bremer is the Secretary and General Counsel of Susquehanna Media, positions he has held since 1993. He also served as a Director from 1993 through 2002. He is also the Secretary of Susquehanna Pfaltzgraff. Mr. Bremer has been employed by Susquehanna Pfaltzgraff since 1978. Prior to joining Susquehanna Pfaltzgraff, Mr. Bremer was in private practice with a law firm in Harrisburg, Pennsylvania. He holds a JD degree from Dickinson School of Law and is a member of the Pennsylvania Bar. He earned a BA degree from Washington & Lee University.

     Alan L. Brayman is the Treasurer of Susquehanna Media. He is also Vice President, Treasury Operations, of Susquehanna Pfaltzgraff. Mr. Brayman joined Susquehanna Media in February 1998. Prior to that, he was a principal of Global Treasury Solutions from 1996 through January 1998. Mr. Brayman was also Assistant Treasurer and an officer of VF Corporation, an apparel manufacturer, from January 1993 to December 1995. Prior to that, Mr. Brayman was employed by Armstrong World Industries Inc., a diversified manufacturer, from 1973 to 1992, where he was Assistant Treasurer. Mr. Brayman is a graduate of the University of Delaware and has an MBA from Shippensburg University.

Executive Compensation

     We do not compensate directors for services provided in that capacity.

     We have no executive employees. All of our executive officers are also executive officers of Susquehanna Pfaltzgraff, (our parent company). Susquehanna Pfaltzgraff paid all compensation of our executive officers under a management agreement between Susquehanna Pfaltzgraff and us. Under that agreement, we pay a fee to Susquehanna Pfaltzgraff for executive office space, services of the legal department and management services, including compensation for the services rendered to us by the executive officers of Susquehanna Pfaltzgraff. Under the agreement, we paid a management fee in the amount of $6.3 million and $5.7 million in 2002 and 2001, respectively. As executive officers of Susquehanna Pfaltzgraff, our executive officers will continue to render services to Susquehanna Pfaltzgraff and its other subsidiaries in addition to us.

Radio Employee Stock Plan

     The Radio Employee Stock Plan (“Plan”), as established in 1987, offers certain key employees a right to purchase non-voting Susquehanna Radio Corp. shares at a formula value. For each share purchased, a participant receives a vested option to purchase two additional shares at the same price for a ten year and one month period from the date of grant.

     On April 10, 2000, the Susquehanna Pfaltzgraff Co. Board of Directors changed the method of determining the Plan’s share value effective July 1, 2000. Over a period ending April 1, 2002, Plan share value transitioned from a formula value to a value based upon Susquehanna Pfaltzgraff Co.’s annual independent ESOP valuation (“Appraised Value”). On July 1, 2000, share value was based one-third on Appraised Value and two-thirds on formula value. As of April 1, 2001, share value was based two-thirds on Appraised Value and one-third on formula value. As of April 1, 2002 and thereafter, Plan share value was based solely on Radio’s Appraised Value.

     The July 1, 2000 change in the method for valuing shares was a plan modification that subjected shares formerly accounted for under Accounting Principles Board Opinion 25 “Accounting for Stock Issued to Employees” to Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation”. Accordingly, as of July 1, 2000, shares formerly accounted for as minority interests were recast as a Radio Employee Share Plan liability. Changes in share value formerly charged directly against retained earnings have been reflected as noncash charges to operating income. Our consolidated financial statements for 2001 and 2000 have been restated (See Notes 7 and 15 to the consolidated financial statements). Financial statements for interim periods have also been restated. As of April 1, 2002, Plan share value became based solely on Appraised Value and the Radio Employee Share Plan Liability was recast as minority interests. Subsequent increases in Plan share value will be accounted for as an increase in minority interests in the consolidated statement of operations.

Cable Performance Share Plan

     On July 1, 2000, the first of a three-step change in the valuation of Susquehanna Cable’s performance share plan occurred. Performance shares were previously valued using a formula. On July 1, 2000, performance shares were revalued based 2/3 on the former formula and 1/3 on fair value as determined by an independent valuation of Susquehanna Pfaltzgraff Co. for ESOP purposes performed as of December 31, 1999. On April 1, 2001, performance shares were valued based 1/3 on the former formula and 2/3 on fair value as of December 31, 2000. As of April 1, 2002, performance share value was wholly based on fair value as of December 31, 2001.

BENEFICIAL OWNERSHIP OF SUSQUEHANNA MEDIA AND SUSQUEHANNA PFALTZGRAFF

Susquehanna Media Co.

     We have the authority under our charter to issue 1,100,000 shares of common stock, par value $1.00 per share, and 110,000 shares of 7% cumulative preferred voting stock, par value $100.00 per share. As of December 31, 2001, we had outstanding 1,100,000 shares of common stock and 70,499.22 shares of preferred stock. The holders of our preferred stock are entitled to an annual cumulative preferential dividend of $7.00 per share. After payment of the preferred stock dividend, holders of our preferred stock do not participate in dividends on our common stock. In the event of a liquidation of our company, our preferred stockholders are entitled to a $100.00 liquidation preference and any accrued and unpaid preferred stock dividends. Thereafter, only common stockholders are entitled to distributions. Our preferred stock is not convertible into our common stock. The holders of our preferred stock and common stock vote together as one class on all matters voted upon by our stockholders. Both classes receive one vote per share.

     All of our the outstanding common stock is owned by our parent, Susquehanna Pfaltzgraff. All of our preferred stock is owned by related parties. The following table sets forth certain information regarding the beneficial ownership of our preferred stock as of December 31, 2002 by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person (or group of affiliated persons) known by us to beneficially own more than 5% of our outstanding preferred stock.

     Unless otherwise indicated, each person has sole voting and investment power with respect to the preferred shares shown as beneficially owned by such person.

	Shares Beneficially Owned

Name of Beneficial Owner	Number	Percent

Directors and Executive Officers
Louis J. Appell, Jr. (1)	5,095.98	7.2%
Peter P. Brubaker	793.77	1.1%
Craig W. Bremer	—	—
William H. Simpson	—	—
John L. Finlayson	—	—
Alan L. Brayman	—	—
David E. Kennedy	—	—
James D. Munchel	—	—
All directors and executive officers as a group (8 persons)	5,889.75	8.3%
Other 5% Holders
The Harrier Trust (2)	3,810.08	5.4%
Louis J. Appell, III (3)	7,513.71	10.7%
Helen F. Appell, II (4)	7,513.71	10.7%
Barbara F. Appell (5)	7,513.71	10.7%
Walter M. Norton (6)	32,085.41	45.5%

(1)	Shares held by Louis J. Appell, Jr. and Josephine S. Appell, as trustees of the Louis J. Appell, Jr. revocable trust. Address is 140 East Market Street, York, PA 17401.

(2)	Shares held by Laura Appell-Warren, Amity A. Doolittle and Charity R. Appell, as trustees. Address is 140 East Market Street, York, PA 17401.

(3)	Address is 1331 Via Colonna Terrace, Davis, CA 95616.

(4)	Address is 1700 Powder Mill Road, York, PA 17403.

(5)	Address is 306 West Princess Street, York, PA 17404.

(6)	Of these shares, (a) 8,324.26 are held jointly with Helen A. Norton; (b) 5,109.81 are held individually; (c) 277.48 are held by Helen A. and Walter M. Norton as trustees of the Helen A. Norton revocable trust; and (d) 18,373.86 are held in trust by Walter M. Norton. Address is 126 Skassen Lane, Harpswell, ME 04079.

Susquehanna Pfaltzgraff

     Susquehanna Pfaltzgraff has the authority under its charter to issue 40,000,000 shares of common stock, par value $.01 per share, 50,000,000 shares of ESOP common stock, par value $.01 per share, and 10,000,000 shares of Class A nonvoting common stock, par value $.01 per share. At December 31, 2002, Susquehanna Pfaltzgraff had outstanding 18,241,800 shares of common stock, 7,023,727 shares of ESOP common stock and 2,301,555 shares of Class A nonvoting common stock. The holders of the ESOP common stock are entitled to an annual cumulative preferential dividend of approximately $1.05 per share. After payment of the ESOP common stock dividend, the ESOP common stock, the common stock and the Class A nonvoting common stock share equally and ratably on a share for share basis in dividends. In the event of a liquidation of Susquehanna Pfaltzgraff, the holders of ESOP common stock are entitled to the payment of all accrued and unpaid dividends before any distributions to holders of common stock or Class A common stock. Thereafter, all three classes of stock share in distributions on a pro rata basis. Except as required by law, the holders of Class A nonvoting common stock have no voting rights. Each share of common stock and ESOP common stock is entitled to one vote on all matters submitted to a vote of stockholders.

     The following table sets forth certain information regarding the beneficial ownership of Susquehanna Pfaltzgraff’s common stock, ESOP common stock and Class A nonvoting common stock as of December 31, 2002 by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person (or group of affiliated persons) known by us to beneficially own more than 5% of our outstanding common stock.

     Unless otherwise indicated, each person has sole voting and investment power with respect to the shares shown as beneficially owned by such person.

			Number of	Percentage	Number of	Percentage of
	Number of	Percentage of	ESOP	of ESOP	Class A	Class A
	Common	Common	Common	Common	Common	Common
	Shares	Shares	Shares	Shares	Shares	Shares	Total
Name of Beneficial	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially	Voting
Owner	Owned	Owned	Owned	Owned	Owned	Owned	Power (4)

Directors and Executive Officers
Louis J. Appell, Jr. (1)	—	—	57	—	1,252,900	54.5%	—
William H. Simpson (1)	—	—	2,196	—	422,165	18.4%	—
Peter B. Brubaker (1)	—	—	2,616	—	310,450	13.5%	—
John L. Finlayson (1)	—	—	2,416	—	311,485	13.5%	—
Craig W. Bremer (1)	—	—	2,374	—	—	—	—
Alan L. Brayman (1)	—	—	2,296	—	—	—	—
David E. Kennedy (1)	—	—	2,616	—	—	—	—
James D. Munchel (1)	—	—	2,616	—	—	—	—
Officers and Directors group (8 persons)	—	—	—		2,297,000	99.9%	—
Louis J. Appell Trusts (2)	16,778,193	92.0%	—	—	—	—	66.4%
Susquehanna Pfaltzgraff ESOP (3)	—	—	5,654,904	81.3%	—	—	22.4%

(1)	All addresses are 140 East Market Street, York, PA 17401.

(2)	Includes shares held as follows: (a) Louis J. Appell residuary trust for the benefit of Louis J. Appell, Jr. (5,861,800 shares); (b) Louis J. Appell residuary trust for the benefit of Helen A. Norton (5,922,793 shares); and (c) Louis J. Appell residuary trust for the benefit of George N. Appell and his descendants (4,993,600 shares). Addresses for each trust are 140 East Market Street, York, PA 17401.

(3)	Held of record by State Street Bank and Trust Co., as trustee of the Susquehanna Pfaltzgraff Co. Employee Stock Ownership Plan. Address is P.O. Box 1521, Boston, MA 02104-9818.

(4)	Except in limited circumstances, the ESOP trustee votes all allocated ESOP shares held in trust. Therefore, voting power reflects the voting of all allocated trust shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

     Susquehanna Pfaltzgraff, our parent company, provides us with management services, executive office space and services of the legal department. Under an agreement between Susquehanna Pfaltzgraff and us, we paid a management fee for such services in 2002 and 2001 in the amount of $6.3 million and $5.7 million, respectively. Susquehanna Pfaltzgraff also provides us, at cost, accounting and tax services, human resources services, treasury services and administrative services. For such services in 2002 and 2001, we paid Susquehanna Pfaltzgraff an aggregate of $2.9 million and $3.0 million, respectively. Expenses are allocated based on the Susquehanna Pfaltzgraff’s best estimates of proportional or incremental cost, whichever is deemed more representative of cost on a stand-alone basis.

     An indirect subsidiary of ours leases vehicles and equipment from Queen Street Leasing until December 2002 when it purchased the vehicles and equipment for $0.4 million. Radio leased a studio property from G-III Partners until December 2002, when Radio purchased the building for $1.4 million based on an independent appraisal. We paid Queen Street Leasing and G-III Partners approximately $133,000 and $178,000, respectively, in 2002 under such leases. Queen Street Leasing and G-III Partners were limited partnerships owned directly and indirectly by Susquehanna Pfaltzgraff and certain members of the Appell families. In December 2002, both limited partnerships ceased operations and were subsequently dissolved.

     We purchased approximately 34,000 square feet of office space in a building constructed by a related company, at a total cost of approximately $5.0 million in February 2003. Existing credit facilities were used to fund the purchase.

     We and certain of our subsidiaries have entered into a Tax Sharing Agreement with Susquehanna Pfaltzgraff, The Pfaltzgraff Co. and certain subsidiaries of The Pfaltzgraff Co. for the payment of federal income taxes on a consolidated basis. The Tax Sharing Agreement establishes a method for the computation, collection and payment of taxes by Susquehanna Pfaltzgraff and the contribution to such payment by us and The Pfaltzgraff Co.

     Upon completion of the 1999 offering of senior subordinated notes, we loaned $116.9 million to Susquehanna Pfaltzgraff, which it then loaned to its newly formed employee stock ownership plan. The employee stock ownership plan used the proceeds of the loan to purchase approximately $116.9 million of Susquehanna Pfaltzgraff Co.’s common stock from trusts for the benefit of Mr. Appell, his siblings and certain members of their families. On July 18, 2001, we loaned $14.6 million to Susquehanna Pfaltzgraff, which it then loaned to its employee stock ownership plan. The employee stock ownership plan used the proceeds of the loan to purchase a similar amount of Susquehanna Pfaltzgraff stock from members of the Appell families. Our employees participate in the employee stock ownership plan. The loans to Susquehanna Pfaltzgraff Co. mature on December 30, 2018 and bear interest at a per annum rate of 6.0% on the original loan and 6.5% on the 2001 loan. We expect the loan to be repaid in annual installments of principal and interest. Related interest income was $7.2 million and $6.9 million in 2002 and 2001, respectively.

     We have 70,499.23 shares of voting preferred stock, $100 par value per share outstanding. The holders of the preferred stock are entitled to a cumulative annual dividend of 7.0%. The total amount of dividends paid on the preferred stock in 2002 was $0.5 million. The preferred stock is held by certain members of Mr. Appell’s family, trusts of which such persons are trustees or beneficiaries and Peter P. Brubaker. The holders of the preferred stock have no right to require us to redeem their preferred stock.

     Each of these transactions was on terms and conditions no less favorable to us than we would be able to obtain from unaffiliated third parties.

The Comcast Agreement

     Pursuant to an agreement among Lenfest Communications, Inc. (Lenfest), Susquehanna Cable and certain of its subsidiaries (as amended, the “Agreement”), Lenfest held minority ownership interests equal to 14.9% of Susquehanna Cable and 17.75% of each of its principal operating subsidiaries. Lenfest’s ownership interests were acquired in exchange for capital contributions of $11.0 million in cash in May 1993 and cable television systems in December 1993 valued at $14.0 million. The cable systems are located in Red Lion and Mount Wolf, Pennsylvania and are now part of the York system. In January 2000, Comcast Corporation acquired Lenfest Communications, Inc. and consequently, Lenfest’s interest in Susquehanna Cable and certain of its subsidiaries. Comcast has succeeded to the Agreement’s rights and obligations.

     The Agreement provides for a right of first refusal whereby neither Comcast nor Susquehanna Cable may sell its ownership interests without offering them first to the other party. In addition, Susquehanna Cable may not sell any cable television systems without offering them first to Comcast. If Susquehanna Cable decides to sell the assets of a cable system and Comcast does not exercise its right of first refusal, Susquehanna Cable must offer to repurchase Comcast’s shares in the subsidiary that is selling assets.

     The Agreement contains a buy-sell provision granting us, Susquehanna Cable or Comcast the right to make an offer to purchase the other party’s ownership interests in Susquehanna Cable and its subsidiaries. If such an offer is made and rejected, the party to whom the offer was made is then obligated to purchase the offering party’s ownership interests in Susquehanna Cable and its subsidiaries on the same terms and conditions. If we purchase Comcast’s interests pursuant to the buy-sell agreement, Comcast is entitled to receive a fee equal to 3.0% of the original $25.0 million investment compounded annually. This fee is not payable if Comcast buys Susquehanna Cable’s interests.

     The Agreement grants Comcast the right to resell to us (the “Put Right”) all of its ownership interests in Susquehanna Cable and its subsidiaries for a three-year period beginning 18 months after the closing on the new senior credit facility. Accordingly, the Put Right will expire on November 12, 2003. The Put Right may not be exercised during any period when a default exists under our new senior credit facility or if consummation of the Put Right would create a default under our new senior credit facility or under the senior subordinated notes. The value of Comcast’s ownership interests in Susquehanna Cable and its subsidiaries upon exercise of the Put Right would be the average of the values determined by two independent appraisers with expertise in the cable industry. In exchange for its ownership interests upon exercise of the Put Right, Comcast would receive cash up to the amount of borrowing availability under our new senior credit facility and would receive a note for the balance, so long as the issuance of such note would comply with the terms of the new senior credit facility and the covenant described above. Upon Comcast’s exercise of the Put Right, we would have the right, in our sole discretion and in lieu of acquiring Comcast’s ownership interests, to sell Susquehanna Cable and its subsidiaries to a third party and Comcast would receive a pro rata share of the proceeds of such sale.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

     We have a senior credit facility comprised of a $230 million reducing revolving credit facility (the “Revolver”), a $100 million amortizing term loan A (“Term Loan A”), and a $100 million amortizing term loan B (“Term Loan B”). The senior credit facility also provides for our access to an additional term loan C (“Term Loan C”) in the event of any prepayment of the Revolver, Term Loan A or Term Loan B so long as there is no default under the facility and total outstanding indebtedness under the facility does not exceed $450 million. The senior credit facility is secured by substantially all of our assets (excluding real property) and by all of the voting common stock of us and our direct and indirect subsidiaries. Such subsidiaries also guaranteed the senior credit facility.

     Interest on the Revolver and Term Loan A is payable at rates per annum equal to, at our option: (1) a base rate (the “Base Rate”) equal to the higher of (a) the prime rate or (b) 0.50% plus the overnight federal funds rate, plus 0% to 1.25% depending on our leverage ratio or (2) the London Interbank Offered Rate (“LIBOR”) plus 0.875% to 2.50% depending on the leverage ratio. Interest on Term Loan B is payable at a rate per annum equal to LIBOR plus 2.50% to 2.75% depending on our leverage ratio, or the Base Rate plus 1.25% to 1.50% depending on the leverage ratio. We may also access our senior credit facility through letters of credit. We pay certain customary fees in connection with maintenance of the senior credit facility. As of December 31, 2002, the outstanding balance of the Revolver was $179.7 million.

     The Revolver and Term Loan A amortize quarterly at variable rates beginning in 2002 until maturity on June 30, 2007 as follows:

Calendar Year	Annual Reduction	% Amortization

2002	$28,000,000	8%
2003	56,000,000	16%
2004	70,000,000	20%
2005	70,000,000	20%
2006	84,000,000	24%
2007	42,000,000	12%

	$350,000,000	100%

     Term Loan B amortizes 0.25% per quarter beginning June 30, 2002 until June 30, 2007, with the remaining balance of $94.8 million then amortizing in equal quarterly installments until maturity on June 30, 2008.

     The terms of Term Loan C are subject to negotiation at the time we request such additional loan. The maturity date, however, may not be earlier than that of Term Loan A or Term Loan B, and the amortization, if any, may not have a weighted average life to maturity earlier than that of Term Loan A or Term Loan B.

     Base Rate loans under the senior credit facility may be prepaid at any time without a premium or penalty. LIBOR loans may be prepaid prior to the end of the applicable interest period upon our reimbursement of breakage costs.

     Our senior credit facility restricts our ability to:

•	incur additional indebtedness;

•	make investments;

•	incur liens;

•	acquire new lines of business, whether related or unrelated;

•	make payments to stockholders in the form of dividends, loans, advances or redemptions of stock other than payments not to exceed a basket of $25 million plus 5% of EBITDA (as defined) beginning January 1, 2003);

•	issue capital stock;

•	consolidate, merge or sell all or any substantial part of our assets;

•	change our business; and

•	pay management fees to Susquehanna Pfaltzgraff.

     We are also required to comply with certain financial tests and maintain certain financial ratios. These financial tests and ratios include requirements to maintain:

     •     a maximum Consolidated Total Leverage Ratio;

     •     a maximum Consolidated Senior Leverage Ratio;

     •     a minimum Interest Coverage Ratio;

     •     a minimum Debt Service Coverage Ratio; and

     •     a minimum Fixed Charge Coverage Ratio (in each case as defined in our senior credit facility).

     As of the date of this prospectus, we are in compliance with the covenants of our senior credit facility. For additional detail on our senior credit facility and its covenants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

     Our senior credit facility includes a provision under which our lenders could refuse to advance funds in the event of a material adverse change in our financial condition. Any limitation on our access to funds under our senior credit facility would likely have a material adverse impact on our operations generally and our results of operations. Our senior credit facility also includes customary events of default. An event of default under the senior credit facility permits the lenders to accelerate (or, in certain events, triggers an automatic acceleration of) the maturity of the indebtedness under the senior credit facility, may result in cross defaults under our other debt, including the notes, and may restrict our ability to meet our obligations under the notes. A default on the notes constitutes an event of default under the senior credit facility.

     8-1/2% Senior Subordinated Notes Due 2009

     We have outstanding $150.0 million in aggregate principal amount of 8-1/2% senior subordinated notes due 2009. Our existing 8-1/2% senior subordinated notes restrict our ability to:

•	incur additional debt;

•	pay dividends and make distributions;

•	repurchase securities;

•	make certain investments;

•	incur liens;

•	transfer or sell assets;

•	enter into transactions with insiders or related parties;

•	issue or sell stock of subsidiaries;

•	change our business; and

•	merge or consolidate.

     The events of default under our existing 8-1/2% senior subordinated notes are the same as the events of default under the exchange notes offered hereby. The issuance of the outstanding notes is permitted under, and does not conflict with any of, the terms of the existing notes or the related indenture.

Non-GAAP Financial Covenants In Our Indebtedness

     The indentures that governs both series of our senior subordinated notes contain certain covenants in which compliance is measured by a financial measure called “Consolidated EBITDA.” Additionally, our senior credit facility contains certain covenants in which compliance is measured by computations substantially similar to those used in determining Consolidated EBITDA. Consolidated EBITDA is defined as net income before income taxes, minority interest, interest expense, net of interest income, depreciation and amortization, employee stock ownership plan expense, non-cash credits and charges, extraordinary, nonrecurring or unusual items, and any gain or loss on the disposition of assets. See “Description of Exchange Notes—Certain Definitions” for additional information regarding the definition of Consolidated EBITDA.

     Although Consolidated EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, we believe that Consolidated EBITDA is a meaningful measure of performance because it is commonly used in the radio and cable television industries to analyze and compare radio and cable television companies on the basis of operating performance, leverage and liquidity. In addition, as noted above, both our senior credit facility and the indentures that governs both series of our senior subordinated notes contain certain covenants in which compliance is measured by Consolidated EBITDA or computations substantially similar to those used in determining Consolidated EBITDA. Furthermore, management expects that Consolidated EBITDA will be used to satisfy working capital, debt service and capital expenditure requirements and other commitments and contingencies.

     Consolidated EBITDA should not be considered in isolation or as a substitute for or an alternative to net income, cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP. Consolidated EBITDA should not be considered as alternative measure of a company’s operating performance or liquidity. Consolidated EBITDA as presented may not be comparable to EBITDA or other similarly titled measures that may be used by other companies.

     The following table reconciles net income to Consolidated EBITDA for the periods presented:

	Year Ended December 31,

	2002	2001	2000	1999	1998

	Dollars in thousands

Net income (loss)	$11,162	$(17,203)	$4,314	$18,258	$13,332
Add:
Income taxes	17,904	6,416	16,762	15,114	14,143
Minority interests	3,758	1,694	3,839	3,376	4,304
Interest expense, net of interest income	22,038	30,992	30,827	24,097	20,506
Depreciation and amortization	29,470	41,839	36,239	30,071	21,581
ESOP expense	9,106	9,082	8,259	6,370	—
Non-cash credits and charges:
Pension curtailment gain	—	—	—	(2,299)	—
Goodwill impairment loss	5,000	—	—	—	—
Asset impairments	—	1,500	1,100	—	—
Radio employee stock plan	17,065	22,305	19,748	916	—
Equity (income) loss from investments	1,203	1,135	(342)	(652)	534
Debt retirement costs	—	—	—	5,481	—
Losses (gains) on sale of operating assets	77	—	—	—	(3,032)

Consolidated EBITDA	$116,783	$97,760	$120,746	$100,732	$71,368

DESCRIPTION OF THE EXCHANGE NOTES

     The outstanding notes were, and the exchange notes will be issued under an indenture (the “Indenture”) dated April 23, 2003, between us and J.P. Morgan Trust Company, National Association, as trustee (the “Trustee”). The terms of the exchange notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).

     The exchange notes will be issued solely in exchange for an equal principal amount of outstanding notes pursuant to the exchange offer. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except that (i) the exchange notes will have been registered under the Securities Act and (ii) the registration rights and contingent liquidated damages provisions applicable to the outstanding notes are not applicable to the exchange notes.

     We summarize below the material provisions of the Indenture, but we do not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the exchange notes. You can obtain a copy of the Indenture in the manner described under the section entitled “Where You Can Find More Information.”

     Key terms used in this section are defined under “Certain Definitions.” Unless the context otherwise requires, when we refer to “Notes” in this section, we mean the outstanding notes issued on April 23, 2003 and the exchange notes being offered hereby.

General

     The Notes are general unsecured senior subordinated obligations of Susquehanna Media. This means that the Notes are subordinate to Senior Indebtedness of Susquehanna Media and rank equal or prior to other Indebtedness of Susquehanna Media. In addition, the Notes are effectively subordinated to secured Indebtedness of Susquehanna Media to the extent of the assets securing such Indebtedness and to all Indebtedness of Susquehanna Media’s subsidiaries.

Principal, Maturity and Interest

     Susquehanna Media will issue up to $150 million aggregate principal amount of the exchange notes in denominations of $1,000 and integral multiples of $1,000. Under the Indenture, we may, from time to time, issue additional notes in unlimited amounts, subject to compliance with the limitations on indebtedness set forth in the Indenture. The Notes will mature on April 15, 2013.

     Interest on the Notes will accrue at the rate of 7-3/8% per annum and will be payable semi-annually in arrears on each April 15 and October 15, commencing on October 15, 2003. Payments will be made to the persons who are registered Holders at the close of business on April 1 and October 1, respectively, immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. The Notes will not be entitled to the benefit of any mandatory sinking fund. The redemption of Notes with unpaid and accrued interest to the date of redemption will not affect the right of Holders of record on a record date to receive interest due on an interest payment date.

     Initially, the Trustee will act as Paying Agent and Registrar for the Notes. Susquehanna Media may change the Paying Agent and Registrar without notice to Holders. If a Holder has given wire transfer instructions to the Paying Agent, the Paying Agent will make all principal, premium, if any, and interest payments on those Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar in New York City unless Susquehanna Media elects to cause the Paying Agent to make interest payments by check mailed to the registered Holders at their registered addresses.

Optional Redemption

     Except as set forth in the following paragraphs, the Notes will not be redeemable at the option of Susquehanna Media prior to April 15, 2008. Beginning April 15, 2008, the Notes will be redeemable in cash, at Susquehanna Media’s option, in whole or in part, upon 20 to 60 days’ prior notice mailed to each Holder’s registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest thereon to the redemption date, if redeemed during the 12-month period commencing on April 15 of the years set forth below:

Period	Redemption Price

2008	103.688%
2009	102.458%
2010	101.229%
2011 and thereafter	100.000%

     In addition, prior to April 15, 2006, Susquehanna Media, at its option, may redeem up to 35.0% of the original principal amount of the Notes with the Net Cash Proceeds of one or more Public Equity Offerings following which there is a Public Market, at a redemption price (expressed as a percentage of principal amount) of 107.375% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the redemption date; provided, that:

(1) after each such redemption at least 65.0% of the original principal amount of the Notes must remain outstanding; and

(2) Susquehanna Media shall make each such redemption within 60 days of the date of closing of the related Public Equity Offering.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, although no Note of $1,000 in principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Ranking of the Notes

     The exchange notes and the outstanding notes will rank equally.

     The Indebtedness evidenced by the Notes will be senior subordinated, unsecured obligations of Susquehanna Media. The payment of principal, premium, if any, and interest on the Notes is subordinated in right of payment to the prior payment of all existing and future Senior Indebtedness. In addition, if and when any Guarantees are entered into, such Guarantees will be subordinated to all Senior Indebtedness of any such Guarantors.

     Only Indebtedness of Susquehanna Media that is Senior Indebtedness will rank senior to the Notes. The Notes will rank equal with Susquehanna Media’s 8-1/2% senior subordinated notes due 2009 and will rank equal with or be senior to all other Indebtedness of Susquehanna Media. Although the Indenture limits the aggregate amount of additional Indebtedness that Susquehanna Media may incur, the Indenture does not limit the amount of such Indebtedness that may be Senior Indebtedness.

     In the event of any distribution of the assets of Susquehanna Media upon a liquidation, dissolution or reorganization of Susquehanna Media, the holders of Senior Indebtedness will be entitled to receive payment in full of such Senior Indebtedness before the Noteholders are entitled to receive any payment. Until the Senior Indebtedness is paid, any payment to which Noteholders would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness. If a distribution is made to Noteholders that, due to the subordination provisions, should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them.

     Notwithstanding anything herein to the contrary, Susquehanna Media may not pay principal, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under “—Defeasance” below if any principal, interest, fees or other obligations in respect of Designated Senior Indebtedness is not paid when due, unless the default has been cured or waived. However, Susquehanna Media may pay the Notes without regard to the foregoing if Susquehanna Media and the Trustee receive written notice approving such payment from the representative of the Designated Senior Indebtedness. During the continuance of any default (other than a default described in the first sentence of this paragraph) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately, Susquehanna Media may not pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to Susquehanna Media) of written notice (a “Blockage Notice”) and ending 179 days thereafter (or earlier under certain circumstances described in the Indenture). The Blockage Notice must be sent by a representative of the holders of such Designated Senior Indebtedness and must specify that a default has occurred and that the representative is electing to effect a Payment Blockage Period. Subject to the first sentence of this paragraph, unless the holders of such Designated Senior Indebtedness or the representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, Susquehanna Media may resume payments on the Notes after the end of such Payment Blockage Period. The Notes will not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

     If payment of the Notes is accelerated because of an Event of Default, Susquehanna Media will promptly notify the holders of Designated Senior Indebtedness or the representative of such holders of the acceleration.

     By reason of these subordination provisions, in the event of an insolvency, bankruptcy, reorganization, or liquidation of Susquehanna Media, or upon the occurrence of a Change of Control or an Asset Sale requiring repurchase by Susquehanna Media of any Notes, there may not be sufficient assets remaining to satisfy the claims of the Holders after satisfying the claims of creditors of Susquehanna Media who are holders of Senior Indebtedness and claims of creditors of Susquehanna Media’s subsidiaries. See “Risk Factors.” As of December 31, 2002, after giving effect to the application of the expected net proceeds from the offering, Susquehanna Media’s Senior Indebtedness was approximately $222.8 million. Although the Indenture contains limitations on the amount of additional Indebtedness that Susquehanna Media and its Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain Covenants—Limitation on Indebtedness.”

     The terms of the subordination provisions described above will not apply to money or the proceeds of U.S. government obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under “—Defeasance.”

Change of Control

     Upon the occurrence of a Change of Control, each Holder will have the right to require that Susquehanna Media repurchase such Holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the purchase date. Any of the following events shall constitute a “Change in Control”:

(1) (A) the Permitted Holders cease to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate of at least 50.1% of the total voting power of the voting stock of Susquehanna Media or (B) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (except that for purposes of this clause (B) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 25% of the total voting power of the voting stock of Susquehanna Media (for purposes of this clause (1) the Permitted Holders shall be deemed to beneficially own any voting stock of a corporation held by any other corporation so long as the Permitted Holders beneficially own, directly or indirectly, in the aggregate at least 50.1% of the voting power of the voting stock of such other corporation);

(2) Susquehanna Media merges with or into another Person or sells or disposes of all or substantially all of its assets to any Person, or any Person merges with Susquehanna Media, in any such event pursuant to a transaction in which the outstanding voting stock of Susquehanna Media is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding voting stock of Susquehanna Media is converted into or exchanged for (i) voting stock (other than Disqualified Stock) of the surviving or transferee corporation and/or (ii) cash, securities or other property in an amount which could be paid by Susquehanna Media as a Restricted Payment under the Indenture and (B) immediately after such transaction no person or group (other than the Permitted Holders) is the beneficial owner of 25% or more of the voting power of the voting stock of the surviving or transferee corporation on a fully diluted basis;

(3) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of Susquehanna Media (together with any new directors whose election by such board of directors or whose nomination for election by the shareholders of Susquehanna Media was approved by a vote of 66-2/3% of the directors of Susquehanna Media at the time of such approval who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

(4) the liquidation or dissolution of Susquehanna Media.

     Within 30 days following any Change of Control, Susquehanna Media will mail a notice to each Holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such Holder has the right to require Susquehanna Media to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase;

(2) the circumstances and relevant facts regarding such Change of Control;

(3) the repurchase date (which will be between 30 and 60 days from the date such notice is mailed); and

(4) the instructions that a Holder must follow in order to have its Notes purchased.

     Susquehanna Media will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes upon a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with Susquehanna Media’s obligation to repurchase the Notes upon a Change of Control, Susquehanna Media will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

     Subject to the limitations discussed below, Susquehanna Media could, in the future, enter into certain transactions that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect Susquehanna Media’s capital structure or credit ratings. Restrictions on the ability of Susquehanna Media to incur additional Indebtedness are contained in the covenant described under “—Certain Covenants—Limitation on Indebtedness.” Such restrictions can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

     The Senior Credit Facility contains, and future Senior Indebtedness of Susquehanna Media may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require Susquehanna Media to repurchase the Notes would cause a default under the Senior Credit Facility and could cause a default under such other Senior Indebtedness even if the Change of Control itself does not, due to the financial effect of such repurchase on Susquehanna Media. If an offer to purchase the Notes pursuant to a Change of Control is made, there can be no assurance that Susquehanna Media will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the offer to purchase the Notes pursuant to a Change of Control. In the event Susquehanna Media is required to purchase outstanding Notes pursuant to a Change of Control, Susquehanna Media expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations and any other obligations in respect of Senior Indebtedness. However, there can be no assurance that Susquehanna Media would be able to obtain such financing.

Certain Covenants

     The Indenture contains certain covenants including the following:

     Limitation on Indebtedness

     Susquehanna Media will not, and will not permit any Restricted Subsidiary to, incur any Indebtedness (including any Acquired Indebtedness) other than Permitted Indebtedness. Notwithstanding the foregoing, in addition to Permitted Indebtedness, Susquehanna Media may incur Indebtedness (including Acquired Indebtedness), and any Restricted Subsidiary may incur Acquired Indebtedness and guarantee Senior Credit Facility obligations, if, in either case:

(1) no Default or Event of Default exists on the date of the proposed incurrence of Indebtedness or would result as a consequence of such proposed incurrence; and

(2) immediately after giving effect to such incurrence of Indebtedness, the Consolidated Leverage Ratio of Susquehanna Media is less than 7.0 to 1.0.

     Limitation on Restricted Payments

     Susquehanna Media will not, and will not permit any Restricted Subsidiary to, make a Restricted Payment if at the time Susquehanna Media or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default or Event of Default exists (or would result therefrom);

(2) Susquehanna Media or such Restricted Subsidiary is not able to incur, after giving effect to such Restricted Payment, an additional $1.00 of Indebtedness pursuant to clause (2) under “—Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date (other than Restricted Payments referred to in items (1) and (2) below) would exceed the sum of:

(A) 100% of Consolidated EBITDA, accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter beginning immediately following the Issue Date to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated EBITDA shall be a deficit, minus 100% of such deficit) less 1.4 times Consolidated Interest Expense for the same period; plus

(B) the aggregate Net Cash Proceeds received by Susquehanna Media from issuances or sales of its capital stock (other than Disqualified Stock) subsequent to the Issue Date; plus

(C) the amount by which Indebtedness of Susquehanna Media is reduced on Susquehanna Media’s balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of Susquehanna Media convertible or exchangeable for capital stock (other than Disqualified Stock) of Susquehanna Media; plus

(D) an amount equal to the sum of (i) the net reduction in Investments in any Person resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to Susquehanna Media or any Restricted Subsidiary from such Person, plus (ii) the portion (proportionate to Susquehanna Media’s equity interest in such subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary. Notwithstanding the foregoing, the foregoing sum will not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by Susquehanna Media or any Restricted Subsidiary in such Unrestricted Subsidiary; plus

(E) $5.0 million.

     The foregoing provisions will not prohibit:

(1) if no Default or Event of Default exists, any purchase or redemption of capital stock or Subordinated Obligations of Susquehanna Media made out of the proceeds of the concurrent sale of capital stock of Susquehanna Media (other than Disqualified Stock and other than capital stock issued or sold to a subsidiary of Susquehanna Media); provided, that

(A) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments; and

(B) the Net Cash Proceeds from such sale or capital contribution will be excluded from the calculation of amounts under clause (3)(B) above;

(2) if no Default or Event of Default exists, any purchase or redemption of Subordinated Obligations made out of the proceeds of the concurrent sale of Indebtedness of Susquehanna Media which is permitted to be incurred under the “Limitation on Indebtedness” covenant; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default will exist (or result therefrom); provided further, that such dividend will be included in the calculation of the amount of Restricted Payments; and

(4) if no other Default or Event of Default will exist or would result therefrom, any purchase of any fractional share of capital stock of Susquehanna Media resulting from:

(A) any dividend or other distribution on outstanding shares of capital stock that is payable in shares of such capital stock;

(B) any combination of all of the outstanding shares of capital stock of Susquehanna Media;

(C) any reorganization or consolidation of Susquehanna Media in any merger of Susquehanna Media with or into any other Person; or

(D) the conversion of any securities of Susquehanna Media into shares of capital stock of Susquehanna Media;

provided, however, that such purchases of fractional shares will be included in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

     Susquehanna Media will not, and will not permit any Restricted Subsidiary to, create or permit to exist any restriction on the ability of any Restricted Subsidiary:

(1) to pay dividends or make any other distributions on its capital stock or pay any Indebtedness owed to Susquehanna Media;

(2) to make any loans to Susquehanna Media or to any Restricted Subsidiary; or

(3) to transfer any of its property or assets to Susquehanna Media or to any Restricted Subsidiary.

     Notwithstanding the foregoing, this covenant shall not prohibit any encumbrance or restriction existing under or by reason of:

(1) the Senior Credit Facility as in effect on the Issue Date and as the same may be amended, modified, restated, supplemented or refinanced from time to time; provided, however, that the restrictions contained in any such amendment, modification, restatement, supplement or other agreement are no less favorable in any material respect to the Noteholders than restrictions contained in the Senior Credit Facility on the Issue Date;

(2) any encumbrances or restrictions existing as of the Issue Date or pursuant to any agreement governing Indebtedness in existence on the Issue Date, in each case as in effect on the Issue Date;

(3) the Notes or the Indenture, or any Guarantee;

(4) any instrument governing Acquired Indebtedness;

(5) Refinancing Indebtedness incurred pursuant to an agreement referred to in clause (2) or (4); provided, however, that the restrictions contained in any such refinancing agreement are no less favorable to the Noteholders than restrictions contained in such agreements governing the Indebtedness being refinanced;

(6) customary nonassignment provisions in leases to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(7) security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(8) restrictions with respect to a Restricted Subsidiary imposed pursuant to a binding agreement which has been entered into for the sale or disposition of capital stock or assets of such Restricted Subsidiary; provided, that such restrictions apply solely to the capital stock or assets of such Restricted Subsidiary;

(9) liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described in “Limitation on Liens” that limit the right of Susquehanna Media or any of its Restricted Subsidiaries to dispose of the assets subject to such lien; and

(10) applicable law.

     Limitation on Liens

     Other than Permitted Liens, Susquehanna Media will not, and will not permit any Restricted Subsidiary to, create any lien on any property or asset of Susquehanna Media or of any Restricted Subsidiary or assign or convey any right to receive any income or profits therefrom, or file or permit the filing of any financing statement or other similar notice of any lien with respect to any such property or asset under the Uniform Commercial Code of any State or under any similar statute unless:

(1) in the case of liens securing Indebtedness that is expressly junior in right of payment to the Notes, the Notes are secured by a lien on such property or assets that is senior to such liens; and

(2) in all other cases, the Notes are equally and ratably secured.

Limitation on Sales of Assets and Subsidiary Stock

     Susquehanna Media will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

(1) Susquehanna Media or such Restricted Subsidiary receives consideration at least equal to the fair market value of the shares and assets subject to such Asset Sale (which fair market value will be determined in good faith by the board of directors of Susquehanna Media for any transaction involving in excess of $1.0 million);

(2) at least 75% of the consideration received by Susquehanna Media or such Restricted Subsidiary is in the form of (A) cash and is received at the time of such sale or (B) (1) long-term assets to be used by Susquehanna Media or any Restricted Subsidiary in a Permitted Business or (2) capital stock of a Restricted Subsidiary or a Person engaged primarily in a Permitted Business that will become, upon such purchase, a Restricted Subsidiary (collectively, “Replacements Assets”); and

(3) 100% of the Net Available Cash from such Asset Sale is applied by Susquehanna Media or such Restricted Subsidiary:

(A) first, to the extent Susquehanna Media elects (or is required by the terms of the Senior Credit Facility) to repay borrowings under the Senior Credit Facility; provided, that there is a permanent reduction in the availability under the Senior Credit Facility in an amount equal to such repayment and such repayment is made within 365 days from the date of such Asset Sale; and

(B) second, to the extent Susquehanna Media elects, and within 365 days from the date of such Asset Sale, to purchase, construct or improve Replacement Assets.

     Any Net Available Cash not applied within 365 days after the consummation of an Asset Sale as provided above will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $5.0 million, Susquehanna Media will be obligated to make offers to purchase the Notes in an amount equal to the amount of Excess Proceeds (and not just the amount thereof that exceeds $5.0 million) at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the purchase date in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an offer to purchase made pursuant to this paragraph and other pari passu Indebtedness tendered pursuant to any other offer to purchase that Susquehanna Media is required to extend in connection with a sale of assets is less than the amount of Excess Proceeds, Susquehanna Media may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders and instruments tendered by holders of other pari passu Indebtedness to whom Susquehanna Media is required to extend an offer to purchase is greater than the amount of Excess Proceeds, the Trustee will select the Notes and such other instruments of other pari passu Indebtedness to be purchased on a pro rata basis.

     In the event of the transfer of substantially all (but not all) of the assets of Susquehanna Media and its Subsidiaries to a Person in a transaction permitted under the caption “Certain Covenants—Merger and Consolidation” below, the successor corporation will be deemed to have sold the assets of Susquehanna Media and its Subsidiaries not so transferred for purposes of this covenant, and will comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such assets of Susquehanna Media or its Subsidiaries deemed to be sold will be deemed to be Net Available Cash for purposes of this covenant.

     If any non-cash consideration received by Susquehanna Media or any subsidiary in connection with any Asset Sale is disposed of for cash, then such disposition will be deemed to constitute an Asset Sale hereunder and the Net Available Cash thereof will be applied in accordance with this covenant.

     Susquehanna Media will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Susquehanna Media will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this clause by virtue thereof.

Limitation on Affiliate Transactions

     Except for Excluded Transactions, Susquehanna Media will not, and will not permit any Restricted Subsidiary to, enter into any transaction with any affiliate of Susquehanna Media unless the terms thereof:

(1) are no less favorable to Susquehanna Media or such Restricted Subsidiary than those that could be obtained from a non-affiliate;

(2) if such affiliate transaction is in excess of $1.0 million;

(A) are set forth in writing; and

(B) have been approved by a majority of the disinterested members of the board of directors of Susquehanna Media; and

(3) if such affiliate transaction is in excess of $5.0 million, has been determined by a nationally recognized investment banking or accounting firm to be fair to Susquehanna Media and its Restricted Subsidiaries.

This covenant will not prohibit or apply to:

(1) any Restricted Payment permitted to be paid pursuant to the covenant described under “—Limitation on Restricted Payments” so long as any payment to a Permitted Holder is made ratably to all stockholders of the applicable class of capital stock;

(2) any issuance of securities or payments of cash pursuant to employee benefit plans or arrangements approved by the board of directors of Susquehanna Media;

(3) the grant of stock options or similar rights to employees and directors of Susquehanna Media pursuant to plans in existence on the Issue Date and plans approved by the board of directors of Susquehanna Media;

(4) loans or advances to employees in the ordinary course of business;

(5) the payment of reasonable fees to directors of Susquehanna Media and its Restricted Subsidiaries who are not employees of Susquehanna Media or its Restricted Subsidiaries; and

(6) any affiliate transaction (A) between Susquehanna Media and a Restricted Subsidiary or (B) between Restricted Subsidiaries.

     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

     Susquehanna Media will not sell any shares of capital stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary to issue or sell any shares of its capital stock except to Susquehanna Media or a wholly-owned Restricted Subsidiary; provided, however, that this covenant will not prohibit (1) the sale of all of the shares of the capital stock owned at the time of such sale by Susquehanna Media or a Restricted Subsidiary of any other Restricted Subsidiary effected in accordance with the covenants described under “Limitation on Sales of Assets and Subsidiary Stock” and “—Merger and Consolidation,” (2) the issuance of shares of capital stock of a Restricted Subsidiary pursuant to employee benefit plans or arrangements approved by the board of directors of Susquehanna Media or the applicable Restricted Subsidiary, (3) the sale, pursuant to an underwritten registered public offering, of shares of capital stock of a Restricted Subsidiary effected in accordance with the covenant described in “Limitation on Sales of Assets and Subsidiary Stock” or (4) the issuance of capital stock to Susquehanna Media or a Restricted Subsidiary in an Investment described by clause (1) in the definition of “Permitted Investment.”

     Merger and Consolidation

     Susquehanna Media will not, in a single transaction or series of related transactions, consolidate or merge with any Person, or sell or dispose of (or permit any Restricted Subsidiary to sell or dispose of) all or substantially all of the combined assets of Susquehanna Media and its Restricted Subsidiaries to any Person, unless:

(1) Susquehanna Media, in the case of a transaction involving Susquehanna Media, or such Restricted Subsidiary in the case of a transaction involving a Restricted Subsidiary, will be the surviving or transferee Person or the surviving or transferee Person (in either case, the “Successor Company”) will be a U.S. Person and the Successor Company (if not Susquehanna Media or such Restricted Subsidiary) will expressly assume, by an indenture supplemental thereto, all the obligations of Susquehanna Media under the Notes and the Indenture, or the obligation of such Restricted Subsidiary under its Guarantee (if any shall then exist), as the case may be;

(2) immediately after giving effect to such transaction, no Default will exist;

(3) immediately after giving effect to such transaction, Susquehanna Media, if the transaction involves a Restricted Subsidiary, or the Successor Company would be able to incur an additional $1.00 of Indebtedness pursuant to clause (2) under “—Limitation on Indebtedness;”

(4) in the case of a transaction involving Susquehanna Media, immediately after giving effect to such transaction, the Successor Company will have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of Susquehanna Media prior to such transaction;

(5) if, as a result of any transaction, property or assets of Susquehanna Media or a Restricted Subsidiary would become subject to a lien securing Indebtedness not excepted from the provisions of the Indenture described above under the caption “—Limitation on Liens,” Susquehanna Media, any such Restricted Subsidiary or the Successor Company, as the case may be, will have secured the Notes (and, if applicable, the relevant Guarantees) as required by such provisions; and

(6) Susquehanna Media will have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

     The Successor Company will be the successor to Susquehanna Media or such Restricted Subsidiary, as the case may be, and will succeed to, and may exercise every right and power of Susquehanna Media or such Restricted Subsidiary under, the Indenture, but the predecessor Company or Restricted Subsidiary in the case of a conveyance, transfer or lease will not be released from the obligation to pay the principal of and interest on the Notes.

     Limitation on Layered Indebtedness

     Other than in connection with the Senior Credit Facility or the purchase or redemption of minority equity interests in any Restricted Subsidiary from non-affiliates of Susquehanna Media, Susquehanna Media will not, and, if at any time Restricted Subsidiaries become Guarantors, will not permit any Guarantor to, incur any Indebtedness that is subordinate in right of payment to any other Indebtedness, unless such Indebtedness is subordinate in right of payment to, or ranks equal with, the Notes or, in the case of Restricted Subsidiaries that are Guarantors, such Indebtedness is subordinate in right of payment to, or ranks equal with, the Guarantees of such Guarantors.

     The Guarantors will not guarantee any Indebtedness of Susquehanna Media that is subordinate in right of payment to any other Indebtedness of Susquehanna Media unless such guarantee is subordinate in right of payment to, or ranks equal with, the Guarantees of such Guarantors.

     Guarantees of Certain Indebtedness

     Susquehanna Media will not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee or otherwise become liable for, or incur any lien securing, the payment of any Indebtedness of Susquehanna Media (other than obligations under the Senior Credit Facility from time to time or other Indebtedness not to exceed $2,000,000 in aggregate at any one time outstanding as to all of the Restricted Subsidiaries) unless such Restricted Subsidiary, Susquehanna Media, and the Trustee execute and deliver a supplemental indenture pursuant to which such Restricted Subsidiary becomes a Guarantor of the Notes and which evidences such Restricted Subsidiary’s Guarantee of the Notes. Such Guarantee shall be a senior subordinated unsecured obligation of such Restricted Subsidiary. Neither Susquehanna Media nor any such Guarantor shall be required to make a notation on the Notes or its Guarantee to reflect any such subsequent Guarantee. Nothing in this covenant shall be construed to permit any Restricted Subsidiary of Susquehanna Media to incur Indebtedness otherwise prohibited by the “Limitation on Indebtedness” covenant.

     The Indebtedness evidenced by any Guarantee (including the payment of principal of, premium, if any, and interest on the Notes) will be subordinated to Senior Indebtedness of such Guarantor on terms analogous to those applicable to the Notes. See “Ranking of the Notes.”

     The obligations of each Guarantor under its Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees under the Senior Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of the Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

     Any Guarantor may consolidate with or merge into or sell its assets to Susquehanna Media or to another Guarantor without limitation. Any Guarantor may consolidate with or merge into or sell all or substantially all its assets to a corporation, partnership, or trust other than Susquehanna Media or another Guarantor (whether or not affiliated with the Guarantor). Upon the sale or disposition of a Guarantor (or of all or substantially all of its assets) to a Person (whether or not an affiliate of such Guarantor) that is not a Restricted Subsidiary of Susquehanna Media, which is otherwise in compliance with the Indenture, such Guarantor shall be deemed released from all its obligations under the Indenture and its Guarantee and such Guarantee shall terminate; provided that any such termination shall occur only to the extent that all obligations of such Guarantor under the Senior Credit Facility, as applicable, and all of its guarantees of, and under all of its pledges of assets or other security interests which secure, Indebtedness of Susquehanna Media shall also terminate upon such release, sale, or transfer; provided, further, that the consideration received by Susquehanna Media in connection with such sale or other disposition shall be applied in accordance with the Indenture.

     Conduct of Business

     Susquehanna Media and its Restricted Subsidiaries will not engage in any business other than a Permitted Business.

     Commission Reports

     Notwithstanding that Susquehanna Media may not be subject to the reporting requirements of the Exchange Act, Susquehanna Media will file with the Commission and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections. In addition, Susquehanna Media will make available to any holder and any prospective purchaser of Notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which Susquehanna Media is not subject to Section 13 or 15(d) of the Exchange Act.

     Defaults

     An Event of Default is defined in the Indenture as:

(1) a default in the payment of interest on the Notes when due, continued for 30 days;

(2) a default in the payment of principal of any Note when due at its stated maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) the failure by Susquehanna Media to comply with its obligations under “—Change of Control,” and under “—Certain Covenants” under “—Merger and Consolidation,” “—Limitation on Sales of Assets and Subsidiary Stock,” “—Limitation on Indebtedness,” or “—Limitation on Restricted Payments” above;

(4) the failure by Susquehanna Media to comply with its other agreements contained in the Indenture within 45 days after receipt by Susquehanna Media of notice of such default from the Trustee or the Holders of 25% in principal amount of the outstanding Notes;

(5) Indebtedness of Susquehanna Media or any subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $5.0 million (the “cross acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of Susquehanna Media or a subsidiary (the “bankruptcy provisions”);

(7) any judgment or decree for the payment of money in excess of $5.0 million (to the extent not covered by third-party insurance as to which a financially sound insurer has not disclaimed coverage) is rendered against Susquehanna Media or a subsidiary, remains outstanding for a period of 60 days following the date such judgment becomes final and non-appealable (the “judgment default provision”); or

(8) at any time that a Guarantee is required to be in effect under the Indenture, the Guarantee of any Guarantor ceases to be in full force and effect or any Guarantor denies or disaffirms its obligations under its Guarantee.

     If an Event of Default occurs and is continuing (other than an Event of Default described in clause (6) with respect to Susquehanna Media), the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due. Upon such a declaration, such principal and interest will be due immediately. If an Event of Default described in clause (6) occurs and is continuing with respect to Susquehanna Media, the principal of and interest on all the Notes will become immediately due without any declaration or other act on the part of the Trustee or any Holders of the Notes. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

     Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

     The Indenture provides that if a Default exists and is known to the Trustee, the Trustee must mail to each Holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders of the Notes. In addition, Susquehanna Media is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Susquehanna Media also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action Susquehanna Media is taking or proposes to take in respect thereof.

Amendment and Waivers

     Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, no amendment may:

(1) reduce the amount of Notes whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the principal of or extend the stated maturity of any Note;

(4) reduce the premium, if any, payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemptions”;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any Holder of the Notes to receive payment of principal and interest on such Holder’s Notes after the due dates therefor or to institute suit for the enforcement of any payment on such Holder’s Notes;

(7) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8) make any change to the subordination provisions of the Indenture that would adversely affect the Noteholders; or

(9) make any change in the Guarantees (if any should then exist) that would adversely affect the Noteholders.

     Without the consent of any Holder of the Notes, Susquehanna Media and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of Susquehanna Media under the Indenture, to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of Susquehanna Media for the benefit of the Holders of the Notes or to surrender any right or power conferred upon Susquehanna Media, to make any change that does not adversely affect the rights of any Holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the TIA. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of Susquehanna Media or a Guarantor then outstanding unless the holders of such Senior Indebtedness (or their representative) consent to such change.

     The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, Susquehanna Media is required to mail to Holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

     Susquehanna Media at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. Susquehanna Media at any time may terminate its obligations under “Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to subsidiaries and the judgment default provision described under “—Defaults” above and the limitations contained in clauses (3) and (4) under “—Certain Covenants—Merger and Consolidation” (and clause (3) of the first paragraph under “—Defaults” as it relates to clauses (3) and (4) under “—Certain Covenants—Merger and Consolidation”) above (“covenant defeasance”).

     Susquehanna Media may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Susquehanna Media exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If Susquehanna Media exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (other than the breach of the covenant described under “—Certain Covenants—Merger and Consolidation”), (4), (5) or (8) under “—Defaults” above or because of the failure of Susquehanna Media to comply with clause (3) or (4) under “—Certain Covenants—Merger and Consolidation” above. If Susquehanna Media exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all its obligations with respect to its Guarantee (if any should then exist).

     In order to exercise either defeasance option, Susquehanna Media must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. government obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel to the effect that Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

Concerning the Trustee

     J.P. Morgan Trust Company, National Association is the Trustee under the Indenture and has been appointed by Susquehanna Media as Registrar and Paying Agent with regard to the Notes. J.P. Morgan Trust Company, National Association also serves in similar capacities under the indenture governing our 8-1/2% senior subordinated notes due 2009.

     The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the

Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

Governing Law

     The Indenture provides that it and the Notes will be governed by the laws of the State of New York.

Certain Definitions

     In addition to the other defined terms used herein, the following terms have the meanings set forth below when used in this prospectus.

     “Acquired Indebtedness” means, with respect to any Person:

(1) any Indebtedness or Disqualified Stock of any other Person existing at the time such Person is merged with or becomes a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a lien encumbering any asset acquired by such specified Person.

     “Asset Acquisition” means

(1) an Investment by Susquehanna Media or any Restricted Subsidiary in any other Person pursuant to which such Person will be merged with Susquehanna Media or any Restricted Subsidiary, or

(2) the acquisition by Susquehanna Media or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     “Asset Sale” means any sale or other disposition (including by way of merger) by Susquehanna Media or by any of its Restricted Subsidiaries to any Person of:

(1) any of the stock of any of Susquehanna Media’s Subsidiaries;

(2) substantially all of the assets of any division or line of business of Susquehanna Media or of any of its Subsidiaries; or

(3) any other material amount of assets of Susquehanna Media or of any of its Subsidiaries.

     “Code” means the Internal Revenue Code of 1986, as amended.

     “Consolidated EBITDA” means, for any period, the sum of:

(1) Consolidated Net Income; plus

(2) to the extent Consolidated Net Income has been reduced thereby,

(A) all income taxes of Susquehanna Media and its Restricted Subsidiaries paid or accrued for such period; plus

(B) Consolidated Interest Expense; plus

(C) Consolidated Non-Cash Charges less any non-cash items increasing Consolidated Net Income for such period; plus

(D) Minority interests; plus

(E) ESOP Expense; less

(3) to the extent Consolidated Net Income has been increased thereby, the interest income received by Susquehanna Media as a result of the repayment of the ESOP Loans.

     “Consolidated Interest Expense” means, for any period, the sum of:

(1) all interest expense of Susquehanna Media and its Restricted Subsidiaries for such period, and

(2) the interest component of capitalized lease obligations paid or scheduled to be paid or accrued by Susquehanna Media and its Restricted Subsidiaries during such period.

     “Consolidated Leverage Ratio” as of any date of determination means the ratio of:

(1) the sum of the aggregate outstanding amount of Indebtedness of Susquehanna Media and its Restricted Subsidiaries as of the date of calculation on a consolidated basis in accordance with GAAP to

(2) Consolidated EBITDA of Susquehanna Media during the four full fiscal quarters ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio.

     For purposes of this definition, Consolidated Leverage Ratio will be calculated after giving effect on a pro forma basis for the period of such calculation to (A) the incurrence or repayment of any Indebtedness of Susquehanna Media or any of its Restricted Subsidiaries giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness, other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes, occurring during the four quarter period or at any time subsequent to the last day of the four quarter period and on or prior to the date of determination, as if such incurrence or repayment occurred on the first day of the four quarter period and (B) any Asset Sales or Asset Acquisitions (including any Asset Acquisition giving rise to the need to make such calculation as a result of Susquehanna Media or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring or otherwise becoming liable for Acquired Indebtedness) occurring during the four quarter period or at any time subsequent to the last day of the four quarter period and on or prior to the transaction date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any Acquired Indebtedness and also including any Consolidated EBITDA associated with such Asset Acquisition) occurred on the first day of the four quarter period. If Susquehanna Media or any of its Restricted Subsidiaries guarantees Indebtedness of a third Person, the preceding sentence will give effect to the incurrence of such guaranteed Indebtedness as if Susquehanna Media or such Restricted Subsidiary, as the case may be, had directly incurred such guaranteed Indebtedness. Furthermore, in calculating Consolidated Interest Expense for the purposes of the calculation of Consolidated EBITDA, (X) interest on Indebtedness determined on a fluctuating basis as of the date of determination (including Indebtedness actually incurred on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness as in effect on the date of determination and (Y) notwithstanding (X) above, interest determined on a fluctuating basis, to the extent such interest is covered by interest rate protection agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     “Consolidated Net Income” means, for any period, the aggregate net income (or loss) of Susquehanna Media and its Restricted Subsidiaries for such period on a consolidated basis; provided, the following items shall be excluded from the calculation of Consolidated Net Income:

(1) after-tax gains and losses from Asset Sales or abandonment or reserves relating thereto;

(2) items classified as extraordinary, nonrecurring or unusual gains, losses or charges, and the related tax effects, each determined in accordance with GAAP;

(3) the net income of any Person acquired in a “pooling of interests” transaction accrued prior to the date it becomes a Restricted Subsidiary of Susquehanna Media or is merged or consolidated with Susquehanna Media or any Restricted Subsidiary of Susquehanna Media;

(4) the net income (but not loss) of any Restricted Subsidiary of Susquehanna Media to the extent that the declaration of dividends, the making of intercompany loans or similar payments by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(5) the net income of any Person, other than a Restricted Subsidiary of Susquehanna Media, except to the extent of cash dividends or distributions paid to Susquehanna Media or a Restricted Subsidiary of Susquehanna Media by such Person;

(6) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time after December 31, 1998;

(7) income or loss attributable to discontinued operations (including operations disposed of during such period whether or not such operations were classified as discontinued); and

(8) in the case of a successor to Susquehanna Media by consolidation or merger or as a transferee of Susquehanna Media’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

     “Consolidated Net Worth” means the total of the amounts shown on the balance sheet of Susquehanna Media and its consolidated Restricted Subsidiaries, as of the end of the most recent fiscal quarter of Susquehanna Media ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as:

(1) the par or stated value of all outstanding capital stock of Susquehanna Media; plus

(2) paid-in capital or capital surplus relating to such capital stock; plus

(3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     “Consolidated Non-Cash Charges” means with respect to Susquehanna Media, for any period, the aggregate depreciation, amortization and other non-cash expenses (excluding any non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of Susquehanna Media and its Restricted Subsidiaries reducing Consolidated Net Income of Susquehanna Media for such period.

     “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

     “Designated Senior Indebtedness” means all obligations under or arising out of the Senior Credit Facility and any other Senior Indebtedness of Susquehanna Media which, at the date of determination, has an aggregate principal amount outstanding of, or under which the holders thereof are committed to lend up to, at least $5.0 million and is specifically designated by Susquehanna Media in the instrument or agreement evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” and, in

respect of any Guarantor, any guarantee by such Guarantor of Designated Senior Indebtedness of Susquehanna Media.

     “Disqualified Stock” means, with respect to any Person, any capital stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable):

(1) matures or is mandatorily redeemable for any reason;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock; or

(3) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the stated maturity of the Notes.

     “ESOP” means the Susquehanna Pfaltzgraff Co. Employee Stock Ownership Plan.

     “ESOP Expense” means, for any period without duplication, (1) to the extent such expense is in the form of a cash payment, the amount of cash actually paid by Susquehanna Media to Susquehanna Pfaltzgraff for the purpose of funding share allocations in the ESOP; provided, that such amount shall be limited to the lesser of (i) the amount of such cash payment and (ii) the amount of cash received by Susquehanna Media from Susquehanna Pfaltzgraff within two business days of any such payment as repayment of principal and interest on the ESOP Loans; plus (2) to the extent such expense funding share allocations under the ESOP is a non-cash expense, the amount of such non-cash expense.

     “ESOP Loans” means the $116.9 million loan and $14.6 million loan made by Susquehanna Media to Susquehanna Pfaltzgraff Co. on or about May 12, 1999 and July 18, 2001, respectively.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended.

     “Excluded Transactions” means (1) agreements in existence on or prior to the Issue Date, (2) the ESOP Loans, (3) payments of management fees by Susquehanna Media to Susquehanna Pfaltzgraff in an amount not to exceed 4.0% of the consolidated net revenues of Susquehanna Media, (4) payments by Susquehanna Media to Susquehanna Pfaltzgraff pursuant to any tax sharing agreement, (5) payments to Susquehanna Pfaltzgraff constituting reimbursements of actual out-of-pocket expenses reasonably incurred on behalf of Susquehanna Media and its Restricted Subsidiaries in the ordinary course of their businesses and (6) the annual cash payment from Susquehanna Media to Susquehanna Pfaltzgraff for the purpose of funding share allocations in the ESOP.

     “GAAP” means generally accepted accounting principles in the United States as in effect as of the Issue Date.

     “Guarantee” means any guarantee of the Notes, on a senior subordinated basis, by a Restricted Subsidiary of Susquehanna Media that may be issued in accordance with the covenant “Guarantees of Certain Indebtedness.”

     “Guarantor” means any Restricted Subsidiary of Susquehanna Media that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms thereof.

     “Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

     “Indebtedness” means, with respect to any Person on any date of determination:

(1) all indebtedness of such Person for borrowed money;

(2) all indebtedness of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all indebtedness of such Person for capitalized lease obligations;

(4) all indebtedness of such Person upon notes payable and drafts accepted representing extensions of credit of such Person;

(5) all indebtedness of such Person for all or any part of the deferred purchase price of property or services which purchase price is (a) due more than six months (or a longer period of up to one year, if such terms are available from suppliers in the ordinary course of business) from the date of incurrence of the obligation in respect thereof or (b) evidenced by a note or similar written instrument;

(6) all indebtedness secured by any lien on any property or asset owned or held by that Person;

(7) all guarantees of such Person in respect of Indebtedness of other Persons; and

(8) all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

Indebtedness will not include trade payables and accrued liabilities incurred in the ordinary course of business for the purchase of goods or services which are not secured by a lien other than a lien permitted pursuant to clause (2) of the definition of Permitted Liens and obligations under interest rate protection agreements.

     “Investment” in any Person means any advance, loan or other extension of credit or capital contribution to, or any purchase, redemption or acquisition of capital stock, indebtedness or other similar instruments issued by, such Person.

     “Issue Date” means May 12, 1999, the date of issuance of the Company’s 8 1/2% Senior Subordinated Notes due 2009.

     “Net Available Cash” means, with respect to any Asset Sale, payments in cash or cash equivalents received therefrom net of bona fide direct costs of sale, including:

(1) income taxes reasonably estimated to be actually payable as a result of such Asset Sale within two years of the date of such Asset Sale;

(2) payment of any Indebtedness that is secured by a lien on the stock or assets in question and that is required to be repaid as a result of such Asset Sale;

(3) out-of-pocket expenses and fees relating to such Asset Sale; and

(4) any portion of cash proceeds which Susquehanna Media determines in good faith should be reserved for post-closing adjustments or liabilities relating to the Asset Sale retained by Susquehanna Media or any of its Restricted Subsidiaries.

     Additionally, in connection with any Asset Sale of Susquehanna Cable and its Subsidiaries, Net Available Cash will be reduced by that amount required to be paid to holders or former holders of minority equity interests in Susquehanna Cable and its Subsidiaries who were not affiliates of Susquehanna Media in connection with any sale, purchase or redemption of those interests or pursuant to the terms of any Indebtedness relating to the deferred payment of any applicable purchase or redemption price.

     “Net Cash Proceeds” means, with respect to any sale of capital stock, the proceeds of such sale in the form of cash or cash equivalents net of fees, discounts or commissions actually incurred in connection with such sale.

     “Permitted Business” means any business conducted by Susquehanna Media and its Restricted Subsidiaries on the Issue Date and any business ancillary or complementary or reasonably related thereto.

     “Permitted Holders” means (1) descendants, and spouses of descendants, of Louis J. Appell, Sr. (including any trusts established for the benefit of one or more such descendants or spouses of such descendants so long as (i) one or more of such descendants or spouses of such descendants, (ii) officers of Susquehanna Pfaltzgraff or its Subsidiaries, or (iii) the trust department of a financial institution is a trustee of any such trusts) and (2) the ESOP so long as executive officers of Susquehanna Pfaltzgraff constitute the majority of the ESOP Committee under the ESOP.

     “Permitted Indebtedness” means each of the following:

(1) Indebtedness of Susquehanna Media and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

(2) Indebtedness under the Indenture with respect to the Notes offered hereby, and under any Guarantees;

(3) Indebtedness under the Senior Credit Facility (including any guarantees thereof); provided that the aggregate principal amount of Indebtedness outstanding under the Senior Credit Facility at any one time will not exceed (A) $450.0 million less (B) the amount of any permanent reductions to the Senior Credit Facility made in accordance with “—Limitation on Sales of Assets and Subsidiary Stock;”

(4) interest rate protection agreements of Susquehanna Media and its Restricted Subsidiaries covering their Indebtedness;

(5) Indebtedness of a Restricted Subsidiary to Susquehanna Media or to a Restricted Subsidiary so long as such Indebtedness is held by Susquehanna Media or a Restricted Subsidiary, in each case subject to no lien (other than liens under the Senior Credit Facility) held by a Person other than Susquehanna Media or a Restricted Subsidiary;

(6) Indebtedness of Susquehanna Media to a Restricted Subsidiary so long as such Indebtedness is held by a Restricted Subsidiary, subject to no lien (other than liens under the Senior Credit Facility); provided that any Indebtedness of Susquehanna Media to any Restricted Subsidiary is subordinated to Susquehanna Media’s obligations under the Notes;

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

(8) Indebtedness of Susquehanna Media or any of its Restricted Subsidiaries represented by letters of credit in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

(9) Refinancing Indebtedness incurred in respect of Indebtedness originally incurred pursuant to the second sentence under “Limitation on Indebtedness” or pursuant to this clause (9) or clause (1) or (3) of this definition;

(10) Indebtedness of Susquehanna Media or any Restricted Subsidiary incurred in respect of performance and payment bonds (other than in respect of Indebtedness);

(11) additional Indebtedness of Susquehanna Media and its Restricted Subsidiaries not to exceed $10.0 million at any one time outstanding for capitalized lease obligations or for purposes of financing the purchase price or construction cost of equipment, fixtures or similar property;

(12) additional Indebtedness of Susquehanna Media and its Restricted Subsidiaries not to exceed $15.0 million at any one time outstanding; and

(13) Indebtedness in the form of guarantees of other Indebtedness permitted to be incurred by any Restricted Subsidiary under this definition, so long as such guarantees do not increase the principal amount of such Indebtedness.

     “Permitted Investment” means any of the following:

(1) Investments by Susquehanna Media or any Restricted Subsidiary in any Person that is a Restricted Subsidiary or will become immediately after such Investment a Restricted Subsidiary that is wholly-owned by the Person making such Investment or that will merge or consolidate into Susquehanna Media or a Restricted Subsidiary;

(2) Investments in Susquehanna Media by any Restricted Subsidiary; provided that any Indebtedness evidencing such Investment is unsecured and subordinated to Susquehanna Media’s obligations under the Notes and the Indenture;

(3) the purchase or redemption by Susquehanna Media or any Restricted Subsidiary of any minority equity interests in any Restricted Subsidiary;

(4) Investments in cash and cash equivalents;

(5) loans and advances to employees and officers of Susquehanna Media and its Subsidiaries in the ordinary course of business for bona fide business purposes not, in the aggregate, in excess of $1 million at any one time;

(6) interest rate protection agreements entered into in the ordinary course of Susquehanna Media’s or its Restricted Subsidiaries’ businesses;

(7) sales on credit by Susquehanna Media or any Restricted Subsidiary in the ordinary course of business;

(8) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(9) consideration other than cash or cash equivalents received by Susquehanna Media or its Restricted Subsidiaries in connection with an Asset Sale made in compliance with the “Limitation on Sales of Assets and Subsidiary Stock” covenant;

(10) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) since the date of the Indenture, not to exceed $10.0 million in the aggregate; and

(11) the $116.9 million loan made by Susquehanna Media to Susquehanna Pfaltzgraff Co. on May 12, 1999.

     “Permitted Liens” means any of the following:

(1) liens for taxes, assessments or governmental charges or claims either (A) not delinquent or (B) contested in good faith by appropriate proceedings and as to which Susquehanna Media or its Subsidiaries will have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory liens of landlords and liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith;

(3) liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(4) judgment liens not giving rise to an Event of Default so long as a stay of execution has been entered or such lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment will not have been finally terminated or the period within which such proceedings may be initiated will not have expired;

(5) easements, leases, subleases, rights-of-way zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of Susquehanna Media or any of its subsidiaries;

(6) any interest or title of a lessor under any capitalized lease obligation;

(7) purchase money liens to finance property or assets of Susquehanna Media or a Restricted Subsidiary acquired in the ordinary course of business;

(8) liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9) liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(10) liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements or appeal or similar bonds of Susquehanna Media or a Restricted Subsidiary;

(11) liens securing Senior Indebtedness, including Indebtedness under the Senior Credit Facility;

(12) liens existing on the Issue Date and liens to secure any Refinancing Indebtedness which is incurred to refinance any Indebtedness which has been secured by a lien permitted under the “Limitation on Liens” covenant and which Indebtedness has been incurred in accordance with the “Limitation on Indebtedness” covenant;

(13) liens securing Acquired Indebtedness incurred in accordance with clause (2) of the “Limitation on Indebtedness” covenant; provided that (A) such liens secured such Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by Susquehanna Media or a Restricted Subsidiary and were not granted in connection with the incurrence of such Acquired Indebtedness by Susquehanna Media or a Restricted Subsidiary and (B) such liens do not extend to or cover any property or assets of Susquehanna Media or any Restricted Subsidiary other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of Susquehanna Media or a Restricted Subsidiary and are no more favorable to the lienholders than the liens securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by Susquehanna Media or a Restricted Subsidiary; and

(14) liens securing Indebtedness incurred in connection with the purchase or redemption of minority equity interests in any Restricted Subsidiary, so long as such liens (A) are in favor of the holder of the equity interests being purchased or redeemed and (B) encumber only those equity interests purchased or redeemed.

     “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     “Public Equity Offering” means an underwritten primary public offering of any class of common stock of Susquehanna Media or any of its subsidiaries pursuant to an effective registration statement under the Securities Act.

     “Public Market” means any time after (A) an underwritten Public Equity Offering of Susquehanna Media or any of its subsidiaries has been consummated and (B) at least 10% of the total issued and outstanding common stock of Susquehanna Media or such subsidiary has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

     “Refinancing Indebtedness” means any Indebtedness of Susquehanna Media or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refinance other Indebtedness of Susquehanna Media or any of its Restricted Subsidiaries; provided that:

(1) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so refinanced;

(2) such Refinancing Indebtedness has a weighted average life to maturity equal to or greater than the weighted average life to maturity of the Indebtedness being refinanced;

(3) if the Indebtedness being refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those relating to the Indebtedness being refinanced; and

(4) such Indebtedness is incurred either by Susquehanna Media or by the Restricted Subsidiary of Susquehanna Media that is the obligor on the Indebtedness being refinanced.

     “Restricted Payment” means, with respect to any Person:

(1) the declaration or payment of any dividends or any other distributions in respect of its capital stock or similar payment to the holders of its capital stock other than (A) dividends or distributions payable solely in its capital stock (other than Disqualified Stock) and (B) dividends or distributions payable solely to Susquehanna Media or a Restricted Subsidiary;

(2) the redemption or acquisition of any capital stock of Susquehanna Media or any Restricted Subsidiary held by any Person (other than a Permitted Investment and other than redemptions in which the redemption price is payable solely in capital stock (other than Disqualified Stock));

(3) the redemption or other acquisition prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations; or

(4) the making of any Investment in any Person (other than a Permitted Investment).

     “Restricted Subsidiary” means any subsidiary of Susquehanna Media that is not an Unrestricted Subsidiary.

     “Securities Act” means the Securities Act of 1933, as amended.

     “Senior Credit Facility” means the Credit Agreement dated as of May 12, 1999 among Susquehanna Media, the lenders who are or may become a party thereto and First Union National Bank (“FUNB”), as administrative agent, pursuant to which certain financial institutions agreed to make loans and issue letters of credit, together with the pledges, guarantees and other documents related thereto, as such agreements may be amended or modified, refinanced, supplemented or restated from time to time, including any agreement increasing the amount, extending the maturity of, refinancing or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     “Senior Indebtedness” means, with respect to any Person,

(1) Indebtedness (which for this purpose shall include letters of credit and interest rate hedging agreements and other types of credit referred to in the Senior Credit Facility) of such Person, whether outstanding on the Issue Date or thereafter incurred; and

(2)1accrued and unpaid interest and fees and other obligations (including interest and fees and other obligations accruing after commencement of an insolvency or liquidation proceeding) in respect of

(A) indebtedness of such Person for money borrowed, letters of credit and interest rate hedging agreements and other types of credit referred to in the Senior Credit Facility, and

(B) indebtedness evidenced by notes or other similar instruments for the payment of which such Person is responsible or liable;

unless, in the instrument evidencing any of the obligations referred to in clauses (1) or (2) or pursuant to which any such obligations are outstanding, it is provided that such obligations are subordinate in right of payment to the Notes.

     Notwithstanding the foregoing, Senior Indebtedness shall not include:

(1) any obligation of such Person to any of its subsidiaries;

(2) any liability for federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person (other than Indebtedness incurred in connection with the purchase or redemption of minority equity interests in any Restricted Subsidiary from non-affiliates of Susquehanna Media); or

(5) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the “Limitation on Indebtedness” covenant.

     “Subordinated Obligation” means any Indebtedness of Susquehanna Media or a Restricted Subsidiary (whether outstanding on the Issue Date or thereafter incurred) which is subordinate in right of payment to the Notes or any Guarantees that may be issued.

     “Subsidiary,” with respect to any Person, means (1) any business entity of which the outstanding capital stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person, or (2) any other Person of which at least a majority of the voting interests under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     “Susquehanna Media” means Susquehanna Media Co., a Delaware corporation.

     “Unrestricted Subsidiary” means (1) any subsidiary of Susquehanna Media that at the time of determination will be designated an Unrestricted Subsidiary by the board of directors of Susquehanna Media in the manner provided below and (2) any subsidiary of an Unrestricted Subsidiary. The board of directors of Susquehanna Media may designate any subsidiary of Susquehanna Media to be an Unrestricted Subsidiary unless such subsidiary or any of its subsidiaries owns any capital stock or Indebtedness of, or holds any lien on any property of, Susquehanna Media or any other subsidiary of Susquehanna Media that is not a subsidiary of the subsidiary to be so designated; provided, however, that (A) either (i) the subsidiary to be so designated has total assets of $1,000 or less or (ii) if such subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Limitation on Restricted Payments” and (B) such subsidiary to be so designated and each of its subsidiaries has not at the time of such designation, and does not thereafter, incur any Indebtedness pursuant to which the lender has recourse to any of the assets or properties of Susquehanna Media or any of its Restricted Subsidiaries. The board of directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (X) Susquehanna Media could incur $1.00 of additional Indebtedness pursuant to the second sentence under “—Certain Covenants—Limitation on Indebtedness” and (Y) no Default will exist.

Book-Entry; Delivery And Form

     The exchange notes will be issued in the form of a global note (the “Global Note”). The Global Note will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, the Global Note may be transferred in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the Global Note directly through DTC if they have an account with DTC or indirectly through organizations which have accounts with DTC.

     Exchange notes that are issued as described below under “—Certificated Exchange Notes” will be issued in definitive form. Upon the transfer of an exchange note in definitive form, such exchange note will, unless the Global Note has previously been exchanged for exchange notes in definitive form, be exchanged for an interest in the Global Note representing the principal amount of exchange notes being transferred.

Certain Book-Entry Procedures for the Global Note

     The descriptions of the operations and procedures of DTC, Euroclear and Cedel Bank set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We take no responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants (collectively, the “Participants”) and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s Participants include securities brokers and dealers (including the initial purchasers of the outstanding notes), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

     We expect that pursuant to procedures established by DTC:

•	upon deposit of the Global Note, DTC will credit the accounts of Participants with an interest in the Global Note; and

•	ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in exchange notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have exchange notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of exchange notes under the Indenture or such Global Note. We understand that under existing industry practice, in the event that we request any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such exchange notes.

     We expect that DTC or its nominee, upon receipt of any payment of principal of or interest on the Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the Global Note owning through such participants.

     Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel Bank will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Cedel Bank participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Cedel Bank, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel Bank, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel Bank, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel Bank participants may not deliver instructions directly to the depositaries for Euroclear or Cedel Bank.

     Because of time zone differences, the securities account of a Euroclear or Cedel Bank participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel Bank participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel Bank) immediately following the settlement date of DTC. Cash received in Euroclear or Cedel Bank as a result of sales of interest in a Global Security by or through a Euroclear or Cedel Bank participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel Bank cash account only as of the business day for Euroclear or Cedel Bank following DTC’s settlement date.

     DTC, Euroclear and Cedel Bank are under no obligation to perform or to continue to perform the foregoing procedures to facilitate transfers of interests in the Global Note among participants in DTC, Euroclear and Cedel, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel Bank or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     The information in this prospectus concerning DTC, Euroclear and Cedel and their book-entry systems has been obtained from sources that we believe to be reliable, but we have not independently verified this information.

Certificated Exchange Notes

If

•	we notify the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation;

•	we, at our option, notify the Trustee in writing that we elect to cause the issuance of exchange notes in definitive form under the Indenture; or

•	upon the occurrence of certain other events as provided in the Indenture,

then, upon surrender by DTC of the Global Note, certificated exchange notes in definitive form in denominations of U.S. $1,000 and integral multiples thereof will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Note. Upon any such issuance, the Trustee is required to register such certificated exchange notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

     Subject to the foregoing, the Global Note is not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of DTC or its nominee.

     Neither we nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related exchange notes and we and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes material United States federal income tax consequences relating to the purchase, ownership, and disposition of the notes as of the date hereof. Except where noted, this summary deals only with notes held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, tax-exempt organizations, partnerships or other pass-through entities, individual retirement accounts and other tax deferred accounts, financial institutions, life insurance companies, persons holding notes as a part of a hedging or conversion transaction or a straddle, persons subject to the alternative minimum tax, or holders of notes whose ''functional currency’’ is not the U.S. dollar. This disclosure is addressed only to persons who acquired the outstanding notes at original issue at the initial issue price and does not address the tax consequences to subsequent purchasers of the notes. Furthermore, the discussion below is based upon the current federal income tax laws and interpretations thereof as of the date hereof. Such authorities may be repealed, revoked, or modified so as to result in federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following summary does not consider the effect of any applicable foreign, state, local, or other tax laws or estate or gift tax considerations.

     Persons considering the purchase, ownership, or disposition of notes should consult their tax advisors concerning the federal income tax consequences of such purchase, ownership, or disposition in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

Exchange Offer

     Because the exchange notes will be identical to the outstanding notes in all relevant economic respects, the exchange of the outstanding notes for the exchange notes will not be treated as an exchange for United States federal income tax purposes. Consequently, there will be no United States federal income tax consequences to the exchange, and holders of the exchange notes will continue to account for the notes for federal income tax purposes as if the exchange had not taken place. A holder will have the same tax basis and holding period in the exchange note as it does in the outstanding note.

U.S. Holders

     As used herein, a ''U.S. holder’’ of a note means a holder that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person.

     A ''non-U.S. holder’’ of a note is a holder that for U.S. federal income tax purposes is a non-resident alien or a corporation, trust, or estate that is not a U.S. holder.

     Stated Interest on Notes

     Except as set forth below, interest on a note generally will be taxable to a U.S. holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the U.S. holder’s method of accounting for tax purposes. In general, interest paid to U.S. holders who report the income on the cash receipts and disbursements method of accounting will be taxable to them when received.

     Interest earned by U.S. holders who report their income on the accrual method of accounting will be taxable when accrued, regardless of when it is actually received. A principal payment on a note will be treated as a tax-free return of capital to the extent that the U.S. holder’s tax basis in the note is allocable to that payment.

     Sale, Exchange, and Retirement of Notes

     Upon the sale, exchange, redemption, retirement, or other disposition of a note (other than an exchange of outstanding notes for exchange notes), a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption, retirement, or other disposition and such holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note, in general, will be the U.S. holder’s cost therefor, reduced by the amount of any payments, other than qualified stated interest payments, received by the U.S. holder with respect to the note. Except to the extent that the gain or loss is attributable to accrued but unpaid stated interest, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, at the time of sale, exchange, redemption, retirement, or other disposition, the note has been held for more than one year. Under current law, long-term capital gains of noncorporate taxpayers are, under certain circumstances, taxed at lower rates than items of ordinary income and the deductibility of capital losses is subject to limitations.

Non-U.S. Holders

     Stated Interest on Notes

     Under present U.S. federal income and estate tax law, and subject to the discussion below concerning backup withholding, no U.S. federal withholding tax will be imposed with respect to the payment by us or our paying agent of interest on a note owned by a non-U.S. holder (the ''portfolio interest exception’’), provided that (1) such non-U.S. holder does not actually or constructively own 10% or more of the voting power of our outstanding stock, (2) such non-U.S. holder is not a controlled foreign corporation (as defined in the federal income tax laws) that is related, directly or indirectly, to us, (3) such non-U.S. holder is not a bank whose receipt of interest on a note is pursuant to a loan agreement entered into in the ordinary course of its business, and (4) such non-U.S. holder provides us or our withholding agent with appropriate documentation of the non-U.S. holder’s foreign status.

     To satisfy the requirement referred to in clause (4) of the preceding paragraph, the beneficial owner of such note, or a financial institution holding the note on behalf of such owner, must provide, in accordance with specified procedures, us or our paying agent with a statement to the effect that the beneficial owner is not a U.S. holder. That requirement will be met if:

•	the beneficial owner provides an IRS Form W-8BEN that contains, among other information, his name and address, and certifies, under penalties of perjury, that he is not a U.S. holder;

•	a financial institution holding the note on behalf of the beneficial owner provides an IRS Form W-8IMY, an acceptable substitute form, or such other form as the IRS may provide that is signed under penalties of perjury and contains the appropriate information; or

•	in the case of a foreign partnership and certain foreign trusts, such partnership or trust provides additional documentation (typically a Form W-8IMY to which are attached Forms W-8BEN from each partner or beneficiary) certifying that the individual partners, beneficiaries, or other owners of the partnership or trust are not U.S. holders and providing such persons’ names and addresses.

     If a non-U.S. holder cannot satisfy the requirements of the portfolio interest exception described above, interest payments on a note made to such non-U.S. holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our paying agent with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from withholding or eligibility for a reduced rate under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States.

     If a non-U.S. holder is engaged in a trade or business in the U.S. and payments on a note are effectively connected with the conduct of such trade or business, the non-U.S. holder, although exempt from U.S. federal withholding tax as discussed above, will be subject to U.S. federal income tax on such payments at regular graduated rates in the same manner as if it were a U.S. holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, payments on a note, to the extent included in taxable income, will also be included in such foreign corporation’s earnings and profits.

     Sale, Exchange, and Retirement of Notes

     In general, no U.S. federal withholding tax will be imposed with respect to any gain or income realized by a non-U.S. holder upon the sale, exchange, redemption, retirement, or other disposition of a note. However, any such gain or income will be subject to U.S. federal income tax if either (1) such gain or income is effectively connected with a U.S. trade or business of the non-U.S. holder, in which case the non-U.S. holder will be subject to U.S. federal income tax on such gain or income at regular graduated rates in the same manner as if it were a U.S. holder, or (2) the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met, in which case the non-U.S. holder will incur a 30% tax on such gain or income.

     Estate Tax

     A note beneficially owned by an individual who at the time of death is a non-U.S. holder will not be subject to U.S. federal estate tax as a result of such individual’s death, provided that such individual does not actually or constructively own 10% or more of the voting power of our outstanding stock and provided that the interest payments with respect to such note, if received at the time of such individual’s death, would not have been effectively connected with the conduct of a U.S. trade or business by such individual.

Information Reporting and Backup Withholding

     A noteholder may, under certain circumstances, be subject to ''backup withholding’’ with respect to ''reportable payments.’’ Backup withholding generally applies if the holder of a note (1) fails to furnish us or our withholding agent its social security number or other taxpayer identification number (''TIN’’), (2) furnishes us or our withholding agent an incorrect TIN, (3) fails to report properly interest, dividends, or other ''reportable payments,’’ or (4) under certain circumstances, fails to provide us, our withholding agent, or such noteholder’s securities broker with a certified statement, signed under penalty of perjury, that the TIN is its correct taxpayer identification number and that the noteholder is not subject to backup withholding. Backup withholding will not apply with respect to payments made to certain noteholders, including corporations, certain tax-exempt recipients, and certain non-U.S. holders that comply with the requisite certification procedures. Noteholders should consult their tax advisors as to the application of backup withholding to payments received by them with respect to the notes.

     We will report to the noteholders (other than certain exempt U.S. holders, including corporations, tax-exempt organizations, and qualified pension and profit-sharing plans) and to the IRS within a reasonable time after the end of each calendar year the amount of any ''reportable payments’’ during such year and the amount of tax withheld, if any, with respect to payments on the notes.

     Due to the complexity of the U.S. federal income tax rules applicable to noteholders and the considerable uncertainty that exists with respect to many aspects of those rules, potential investors should consult their tax advisors regarding the tax treatment of the acquisition, ownership, and disposition of the notes.

PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 270 days after the expiration date for this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until      , 2003, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an ''underwriter’’ within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal to be delivered by broker-dealers states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ''underwriter’’ within the meaning of the Securities Act.

     For a period of 270 days after the expiration date of the exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in a letter of transmittal. We have agreed to pay all expenses related to the exchange offer as described in “The Exchange Offer—Fees and Expenses,” other than commissions or concessions of any brokers or dealers and any transfer taxes and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

     Prior to the exchange offer, there has been no public market for the outstanding notes. We do not intend to apply for listing of the exchange notes on any securities exchange. There can be no assurance that an active market for the exchange notes will develop. To the extent that a market for the exchange notes develops, the market value of the exchange notes will depend on market conditions (including yields on alternative investments and general economic conditions), our financial condition and other conditions. Those conditions might cause the exchange notes, to the extent that they are actively traded, to trade at a significant discount from face value. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer.

     We have not agreed to compensate broker-dealers who effect the exchange of outstanding notes on behalf of holders.

LEGAL MATTERS

     Certain legal matters in connection with the exchange notes and the guarantees offered hereby will be passed upon for us by Hunton & Williams LLP.

EXPERTS

     The consolidated financial statements of Susquehanna Media Co. as of December 31, 2002, and for the year then ended, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 financial statements refers to a change in the method of accounting for goodwill and other intangible assets.

     The consolidated balance sheet of Susquehanna Media as of December 31, 2001 and the consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2001, included in this prospectus, have been so included in reliance on the report (which contains an explanatory paragraph that describes the restatement of the financial statements for 2001 and 2000) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Effective December 19, 2002, our board of directors engaged KPMG LLP as our independent accountants to replace PricewaterhouseCoopers LLP, which was dismissed as our independent accountants on November 15, 2002. Our change in independent accountants was “previously reported” by us in our Current Reports on Form 8-K filed November 18, 2002 and December 26, 2002, to which we refer you for additional information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

       The consolidated financial statements and Independent Auditors’ Report and Report of Independent Accountants of Susquehanna Media Co. and Subsidiaries are set forth on the pages listed below:

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of

Susquehanna Media Co.:

      We have audited the accompanying consolidated balance sheet of Susquehanna Media Co. and subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Susquehanna Media Co. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

Lancaster, PA

March 31, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Susquehanna Media Co.:

      In our opinion, the accompanying consolidated balance sheet and related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Susquehanna Media Co. and Subsidiaries (Company) at December 31, 2001, and the results of their operations and their cash flows for years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 15 to the consolidated financial statements, the Company restated its consolidated financial statements, as of December 31, 2001 and for the years ended December 31, 2001 and 2000, to properly reflect the accounting for launch fees, changes in share values of shares issued under the Susquehanna Radio Corp. Employee Stock Plan, and certain other matters.

/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, PA

March 18, 2002, except for Note 15,
for which the date is March 31, 2003

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

		(Restated
		Note 15)

	(Dollars in thousands,
	except share data)
ASSETS
Current Assets
Accounts receivable, less allowance for doubtful accounts of $1,970 in 2002 and $1,990 in 2001	$49,678	$44,778
Deferred income taxes (Note 4)	6,889	2,252
Current portion of note receivable from Parent (Note 9)	4,422	4,169
Other current assets	5,212	6,140

Total Current Assets	66,201	57,339

Property, Plant and Equipment, at cost
Land	5,772	5,625
Buildings and improvements	17,205	15,713
Equipment	258,034	228,419
Construction-in-progress	11,308	9,674

	292,319	259,431
Accumulated depreciation and amortization	138,675	118,308

Property, Plant and Equipment, net	153,644	141,123

Intangible Assets, net (Notes 2, 3 and 5)	387,883	322,006

Note Receivable from Parent (Note 9)	109,641	114,063

Investments and Other Assets (Notes 2, 3, 6 and 9)	29,158	31,194

	$746,527	$665,725

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Cash overdrafts	$849	$2,687
Current portion of long-term debt (Note 3)	17,032	8,780
Accounts payable	13,035	8,386
Accrued interest	2,484	5,291
Accrued income taxes	9,761	3,155
Accrued employee-related costs	12,757	11,020
Accrued franchise and licensing fees	3,676	2,647
Deferred income	1,022	1,256
Contract fee payable (Note 5)	10,000	—
Other accrued expenses	6,536	6,711

Total Current Liabilities	77,152	49,933

Long-term Debt (Note 3)	504,105	486,325

Radio Employee Stock Plan Liability (Notes 7 and 15)	—	43,321

Other Liabilities (Note 7)	17,172	11,544

Deferred Income Taxes (Note 4)	57,152	43,600

Minority Interests (Notes 7 and 15)	66,887	17,612

Stockholders’ Equity (Notes 3, 7 and 15)
Preferred stock — Voting, 7% cumulative with par value of $100, 110,000 shares authorized	7,050	7,050
Common stock — Voting, $1 par value, 1,100,000 shares authorized, issued and outstanding	1,100	1,100
Retained earnings	15,909	5,240

Total Stockholders’ Equity	24,059	13,390

	$746,527	$665,725

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2002	2001	2000

		(Restated	(Restated
		Note 15)	Note 15)

	(Dollars in thousands,
	except share data)
Revenues
Radio	$216,222	$198,039	$220,886
Cable	122,754	104,758	93,113
Internet and other	9,670	10,632	6,590

Total revenues	348,646	313,429	320,589

Operating Expenses
Operating and programming	131,869	122,668	111,621
Selling	40,414	39,134	39,107
General and administrative	68,560	65,328	56,658
Radio Employee Stock Plan (Notes 7 and 15)	17,065	22,305	19,748
Depreciation and amortization	29,470	41,839	36,239
Goodwill impairment loss (Note 5)	5,000	—	—

Total operating expenses	292,378	291,274	263,373

Operating Income	56,268	22,155	57,216
Other Income (Expense)
Interest expense	(29,200)	(37,887)	(37,523)
Interest income from loan to Parent (Note 9)	7,162	6,895	6,696
Other	(1,406)	(256)	(1,474)

Income (Loss) Before Income Taxes and Minority Interests	32,824	(9,093)	24,915
Provision for Income Taxes (Note 4)	(17,904)	(6,416)	(16,762)

Income (Loss) Before Minority Interests	14,920	(15,509)	8,153
Minority Interests (Note 15)	(3,758)	(1,694)	(3,839)

Net Income (Loss) and Comprehensive Income (Loss)	11,162	(17,203)	4,314
Preferred Dividends Declared	(493)	(493)	(493)

Net Income (Loss) Available for Common Shares	$10,669	$(17,696)	$3,821

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001	2000

		(Restated	(Restated
		Note 15)	Note 15)

	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$11,162	$(17,203)	$4,314
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	29,470	41,839	36,239
Radio Employee Stock Plan	17,065	22,305	19,748
Cable performance share plan	3,500	6,465	4,912
Goodwill impairment loss	5,000	—	—
Minority interests	3,758	1,694	3,839
Deferred income taxes	8,915	3,252	1,602
Deferred financing amortization	1,074	1,317	1,183
Investment write-downs	—	1,500	1,100
Equity in (income) losses of investees	630	1,135	(342)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable, net	(4,900)	6,411	(8,171)
Increase in other current assets	928	(3,456)	(302)
Increase (decrease) in accounts payable	4,649	(4,472)	(2,491)
Increase (decrease) in accrued interest	(2,807)	1,718	465
Change in prepaid/accrued income taxes	6,606	4,183	(1,254)
Increase (decrease) in other current liabilities	1,859	(710)	5,054
Increase (decrease) in other liabilities	(874)	976	1,209

Net cash provided by operating activities	86,035	66,954	67,105

CASH FLOWS FROM INVESTING ACTIVITIES
Parent’s repayment of note	4,169	4,439	3,297
Purchase of property, plant and equipment, net	(28,329)	(31,739)	(36,913)
Acquisitions	(71,539)	(21,300)	(125,160)
Decrease (increase) in investments, other assets and intangible assets	312	2,462	(4,702)
Loan to Parent	—	(14,622)	—

Net cash used by investing activities	(95,387)	(60,760)	(163,478)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in revolving credit borrowings	34,800	(5,700)	95,100
Repayment of term loans	(8,750)	—	—
Increase (decrease) in cash overdrafts	(1,838)	2,089	598
Radio Employee Stock Plan transactions	(14,367)	(2,090)	529
Payments of preferred dividends	(493)	(493)	(493)

Net cash provided (used) by financing activities	9,352	(6,194)	95,734

NET DECREASE IN CASH AND CASH EQUIVALENTS	—	—	(639)
CASH AND CASH EQUIVALENTS, January 1,	—	—	639

CASH AND CASH EQUIVALENTS, December 31,	$—	$—	$—

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock
					Retained	Stockholders’
	Shares	Amounts	Shares	Amounts	Earnings	Equity

					(Restated	(Restated
					Note 15)	Note 15)

	(In thousands)
Balance as of January 1, 2000, as restated	70	7,050	1,100	1,100	$20,617	$28,767
Net income, as restated					4,314	4,314
Preferred dividends declared					(493)	(493)
Radio Employee Stock Plan, as restated	—	—	—	—	(1,502)	(1,502)

Balance as of December 31, 2000	70	7,050	1,100	1,100	22,936	31,086
Net loss, as restated					(17,203)	(17,203)
Preferred dividends declared	—	—	—	—	(493)	(493)

Balance as of December 31, 2001	70	7,050	1,100	1,100	5,240	13,390
Net income					11,162	11,162
Preferred dividends declared	—	—	—	—	(493)	(493)

Balance as of December 31, 2002	70	$7,050	1,100	$1,100	$15,909	$24,059

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Significant Accounting Policies

      Nature of Operations — Susquehanna Media Co. (Media) and its subsidiaries, Susquehanna Radio Corp. (Radio), Susquehanna Cable Co. (Cable), Susquehanna Data Services, Inc. (Internet), Susquehanna Fiber Systems, Inc., Susquehanna ET Investment Inc., and Media PCS Ventures, Inc. (collectively, the Company), are primarily in the businesses of radio broadcasting, cable television services, Internet services and other communications-related services. Susquehanna Fiber Systems, Inc. is a 50% general partner in Susquehanna Adelphia Business Solutions, a competitive access provider.

      Through its subsidiaries, the Company operates radio stations in major U.S. markets and cable television systems in Pennsylvania, Maine, Mississippi, Illinois, and Indiana. Internet services are provided in Pennsylvania, Maine, Illinois and Indiana. Radio advertising, cable television subscriptions, and Internet services account for approximately 62%, 35%, and 3% of 2002 consolidated revenues, respectively. Radio, cable and Internet services revenues were 63%, 33%, and 4% of 2001 consolidated revenues, respectively. Radio, cable and Internet services revenues were 69%, 29%, and 2% of 2000 consolidated revenues, respectively.

      Principles of Consolidation — The consolidated financial statements include the accounts of Media and its subsidiaries. All significant intercompany accounts and transactions are eliminated. All Media common stock is owned by Susquehanna Pfaltzgraff Co. (the Parent).

      Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents — The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

      Credit Risk — The Company’s accounts receivable are largely from consumers and consumer businesses whose ability to pay is subject to changes in general economic conditions. Credit risk is managed through credit and collection controls in the radio and Internet segments and by disconnecting the cable segment’s delinquent subscribers. The allowance for bad debts is determined by using historical experience, payment trends and credit information in the context of existing economic conditions.

      Property, Plant and Equipment — These assets are stated at cost. Depreciation and amortization are computed on the straight-line method for financial statement purposes based on the following estimated useful lives:

Buildings and improvements	10 to 40 years
Equipment	3 to 20 years

      Depreciation expense was approximately $27.7 million, $27.0 million, and $23.1 million for the years ended December 31, 2002, 2001, and 2000, respectively.

      Asset additions and major renovations are capitalized and depreciated over their estimated useful lives. Periodically, asset lives are reviewed and adjusted based on facts and circumstances. Costs for constructing or rebuilding cable transmission and distribution facilities and costs of new cable service installations are capitalized. Costs of maintenance, repairs and minor renovations are charged against income. Gains or losses on dispositions are recognized in the consolidated statement of operations and the related costs and accumulated depreciation are removed from the consolidated balance sheet.

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Valuation of Long-Lived and Indefinite-Lived Intangible Assets — The Company evaluates the recoverability of its long-lived assets including property, plant and equipment and intangible assets subject to amortization whenever events or changes in circumstances suggest the carrying values may not be recoverable. Analyses based on undiscounted cash flows generated by the related operations and appraisals, trends or other indicators of fair value are used in these evaluations. If the asset’s carrying value exceeds the indicated fair value, a loss is recognized for the difference between the fair value and the asset’s carrying value.

      The Company evaluates the recoverability of its indefinite-lived intangible assets and goodwill annually or whenever events or changes in circumstances suggest that the asset may be impaired. The Company performs its annual impairment testing generally one level below its reporting segments. Radio Federal Communications Commission broadcast licenses and goodwill are evaluated at the radio market cluster level, cable franchise values and goodwill are evaluated at the system level and Internet and Other goodwill is evaluated at the segment level. Indefinite-lived intangible assets other than goodwill are generally valued using discounted cash flow analyses, projections, trends, appraisals and multiples evidenced in the reporting units’ businesses. Comparable current market transactions, estimated future operating results, appraisals, trends and other profitability information may also be used in the evaluations. If the carrying value of an asset is greater than its indicated fair value, an impairment charge would be recognized for the difference in values.

      Derivative Financial Instruments — Derivative financial instruments are used solely to limit interest rate exposure on variable rate debt. No derivative financial instruments are held for trading purposes. The Company is not a party to any leveraged instruments. Interest swaps and collars may either be treated as hedges or marked-to-market as elected on a contract-by-contract basis. The Company has entered into interest rate swaps to limit its exposure to interest rate changes on a portion of its variable rate debt. Hedge accounting has not been elected. Variations in fair value are marked-to-market on a current basis and are a component of interest expense in the consolidated statements of operations.

      Disclosures about Fair Value of Financial Instruments — Financial instruments include cash and cash equivalents, investments and long-term debt. The fair value of investments and cash and cash equivalents approximate their carrying values. Floating rate debt is considered fair value. The Senior Subordinated Notes’ fair value is based on market quotations.

      Investments and Other Assets — The Company’s investments of less than 20% in other entities are reported using the cost method of accounting unless the Company has the ability to exercise significant influence over the financial and operating policies of the entity. Where such influence exists, the investee is accounted for using the equity method. Investments in other entities, which are at least 20% and not more than 50% owned, are reported using the equity method.

      Revenues — Radio, cable and Internet revenues are recognized in the period that services are provided. Radio revenues are reported when advertising is aired and when events are held, net of agency commissions. Agency commissions for the years ended December 31, 2002, 2001, and 2000 were $31.2 million, $27.7 million, and $30.8 million, respectively. Cable subscriber revenues are recognized when services are provided. Cable installation revenues are recognized to the extent of direct selling costs incurred. Cable franchise fees, which may be up to 5% of subscriber revenues, must be collected and remitted to franchising authorities. Franchise fees are passed through to subscribers as permitted and are

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

included in cable revenues. Internet and other revenues are recognized when services are provided or performed. Media’s revenues were concentrated in the following media markets:

	2002	2001	2000

San Francisco	17%	18%	25%
York, PA	21%	21%	18%
Dallas — Fort Worth	15%	15%	14%

      Interest — Interest paid was $31.7 million, $33.9 million, and $36.8 million for the years ended December 31, 2002, 2001, and 2000, respectively. Interest relating to construction of buildings and equipment is capitalized as part of the related asset’s cost. Approximately $0.0 million, $0.5 million, and $0.9 million of interest was capitalized during the years ended December 31, 2002, 2001 and 2000, respectively.

      Deferred financing costs are included in Investments and Other Assets and are amortized on a straight-line basis over the repayment period of the related debt. The method used does not differ materially from the effective interest method.

      Income Taxes — Income taxes are based on the asset and liability method. Deferred income taxes reflect the future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial reporting balances at each year-end. Changes in enacted tax rates are reflected in the tax provision as they occur.

      Stock-Based Compensation — Compensation expense is recognized in accordance with Statement of Financial Accounting Standard No. 123, “ Stock-Based Compensation” (“SFAS 123”). After April 1, 2002, compensation expense on options is recognized using minimum value. See Note 7 for accounting treatment prior to April 1, 2002.

      Recent Accounting Pronouncements — Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”) specifies financial and reporting obligations pertaining to the retirement of tangible long-lived assets and associated retirement costs. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect SFAS 143 to have a material effect on its financial position or results of operations.

      Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”) amends SFAS 123 to provide for alternative methods of transitioning to the fair value method of valuing stock-based compensation. The Company is using the fair value method. As of December 31, 2002, the number and value of stock options granted and outstanding was immaterial.

      Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Requirements for Guarantees, Including Guarantees of Indebtedness of Others” (“FIN 45”), requires a guarantor to disclose its obligations under certain guarantees that it has issued in interim and annual financial statements for guarantees issued or modified after December 31, 2002. For certain guarantees, a guarantor may be required to recognize a liability for the fair value of the obligation at its inception. FIN 45 does not specify an approach for subsequently measuring and recording the change in fair value of the obligation. The interpretation’s disclosure provisions applied to interim or annual financial statements for periods ending after December 15, 2002. The impact of adopting FIN 45 will be based on the nature and terms of guarantees that the Company enters into or modifies in the future.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company’s financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

2.     Acquisitions and Dispositions

      All acquisitions have been accounted for as purchases. The results of acquired operations were included in the Consolidated Statements of Operations since their acquisition dates.

      On September 30, 2002, Media purchased the assets of Radio Station WYGY-FM from Caron Broadcasting, Inc. for $45.0 million cash. Radio Station WYGY-FM is licensed to Lebanon, Ohio and serves the Cincinnati, Ohio marketplace. Existing credit facilities were utilized for the acquisition. WYGY-FM’s revenues included in the consolidated statement of operations were approximately $1.3 million. WYGY-FM’s operations added approximately $23,000 to consolidated income before income taxes.

      On April 1, 2002, Cable purchased certain assets of Fairbanks Communications, Inc. for $26.7 million cash. The assets served 11,300 subscribers in the Lawrenceburg, Indiana area when acquired. The purchased assets are being integrated into the Midwest system. Existing credit facilities were utilized to finance the acquisition. Cable revenues in the consolidated statement of operations included $3.9 million related to Lawrenceburg. Consolidated income before income taxes includes a $2.4 million loss related to Lawrenceburg. Depreciation for Lawrenceburg was $1.6 million due to significant rebuild activities.

      On August 31, 2001, Cable acquired the assets of River Valley Cable for $8.0 million cash. Existing credit facilities were used to finance the acquisition. The River Valley cable system served 3,800 customers when purchased and is contiguous to the Williamsport, PA cable system. The Company has eliminated the headend and upgraded the cable plant which has been fully integrated into its Williamsport system.

      On May 25, 2001, Radio purchased all of the stock of Sunnyside Communications, Inc. for $3.3 million. Sunnyside Communications, Inc. owns and operates WQKC-FM and WZZB-AM serving Seymour, Indiana and WAVG-AM serving Jeffersonville, Indiana and Louisville, Kentucky. Existing credit facilities were used to finance the acquisition. An unrelated party is operating these stations under a local marketing agreement.

      On February 15, 2001, Radio purchased a forty-percent interest in 1051FM, LLC from Jesscom, Inc. (“Jesscom”) for $10 million cash. Existing credit facilities were used to finance the acquisition. The purchase cost was included in Investments and Other Assets. 1051FM, LLC owned a construction permit to build a Class C-1 radio station with call letters KFME-FM licensed to Garden City, Missouri, which serves the Kansas City market. Under the terms of a joint sales agreement, Radio sells commercial airtime on the station and Jesscom programs and operates the station. Radio is required to pay 1051FM, LLC’s monthly operating expenses and additional fees. Radio has an option to purchase Jesscom’s interest in 1051FM, LLC at fair market value as determined by an independent appraiser (for not less than $15 million and not more than $27 million) during a one year period commencing February 14, 2004. Jesscom began broadcasting operations on June 18, 2001.

      On July 20, 2000, Radio purchased the assets of Kansas City, Missouri radio stations KCMO-AM, KCMO-FM and KCFX-FM for $113.2 million. Radio broadcast rights for the Kansas City Chiefs NFL franchise through the 2002 football season were included in the purchase. The Company’s existing credit facilities were used to finance the acquisition. In the Company’s opinion, it was impracticable to obtain full

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements for the stations acquired because they were not separate business units, certain expenses were not historically allocated and separate balance sheets were not prepared for the acquired stations. Accordingly, no pro forma disclosures are included.

      On October 19, 2000, the Company’s Internet and Other segment purchased the assets of Judd’s Online, Inc., a web development company based in Winchester, Virginia for $8.5 million cash, including approximately $1.6 million in working capital. The Company has integrated its existing web development operations into Judd’s and is marketing the services through an existing subsidiary.

      On September 1, 2000, a Cable subsidiary purchased the assets serving approximately 2,200 cable subscribers in the Montgomery/Collomsville, Pennsylvania area for $3.8 million cash.

      On May 22, 2000, the Company’s Internet and Other segment purchased the assets of Krone Group Inc., a full service marketing communications firm located in Harrisburg, Pennsylvania, for $1.3 million cash.

      For acquisitions occurring after June 30, 2001, Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) requires an acquisition’s total purchase price to be allocated to the fair value of the assets acquired and the liabilities assumed as of the acquisition date. Independent appraisals were generally utilized to determine and allocate fair values. The Company has allocated the costs of purchased assets, at their fair values as follows (in thousands):

	2002	2001	2000

Radio
Property, plant and equipment	$1,091	$—	$3,581
Investments and other assets	—	10,000	—
Intangible assets	43,862	3,300	109,597

Total	$44,953	$13,300	$113,178

Cable
Property, plant and equipment	$9,365	$696	$819
Intangible assets	17,221	7,304	2,964

Total	$26,586	$8,000	$3,783

Internet
Property, plant and equipment	$—	$—	$566
Intangible assets	—	—	7,633

Total	$—	$—	$8,199

      Intangible assets related to these acquisitions are expected to be deductible for tax purposes.

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Long-Term Debt

	2002	2001

Long-term debt includes (in thousands):
8.5% Senior Subordinated Notes	$150,000	$150,000
Term Loan “A”	92,000	100,000
Term Loan “B”	99,250	100,000
Revolving Credit Commitment	179,700	144,900
Other	187	205

	521,137	495,105
Less amounts payable within one year	17,032	8,780

	$504,105	$486,325

      The $150.0 million 8.5% Senior Subordinated Notes are due in November 2009. Interest is payable semi-annually. The Notes’ fair value as of December 31, 2002 is $156.0 million.

      The Company maintains a Senior Secured Credit Facility (“Facility”) with a group of banks. The revolving credit commitment began reducing in 2002 and matures in 2007. The Facility’s term loans began amortizing in 2002 and mature in 2007 and 2008. As of December 31, 2002, the revolving credit commitment’s maximum borrowing was $230 million. The revolving credit commitment and term loans bear interest at the LIBOR rate plus an applicable margin based on certain ratios. The interest rate on the revolving credit commitment was 2.83% and 3.37% at December 31, 2002 and 2001, respectively. The interest rate on Term Loan “A” was 2.79 % and 6.31% and the interest rate on Term Loan “B” was 3.9% and 5.13% at December 31, 2002 and 2001, respectively. Interest is payable quarterly or on maturity of a LIBOR-based tranche. At December 31, 2002, approximately $50.2 million was available for borrowing under the revolving credit commitment. The Facility’s carrying balances are considered to be their fair value.

      The banks hold collateralized interests in certain FCC licenses and stock pledges from shareholders of the Company. The banks are further collateralized by a first lien on all assets (tangible and intangible) of the Company excluding realty and vehicles. The Company must maintain debt coverage and financial ratios at prescribed levels. The Company has further consented to restrict common stock dividends, investment transactions with affiliates, repurchase of subsidiary non-voting stock, ownership changes, sale of assets and incurrence of additional debt.

      Derivative financial instruments are used solely to limit interest rate exposure related to the revolving credit commitment and are not used for trading purposes. The Company has entered into two interest rate swaps totaling $70.0 million notional value, of which $50 million notional value expires in 2003 and $20 million notional value expires in 2005. The effect of these agreements convert the interest rate on $70.0 million of variable rate debt to 5.85% fixed rate debt as of December 31, 2002. The Company has not elected hedge accounting for these contracts. The interest rate swaps were recognized at their $0.7 million and $1.5 million fair value liabilities as a component of accrued interest as of December 31, 2002 and 2001, respectively. Interest swaps increased (decreased) interest expense for the years ended December 31, 2002 and 2001 by ($0.8) million and $1.5 million, respectively.

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The non-current portion of long-term debt matures in the following years (in thousands):

2004	$60,734
2005	71,037
2006	85,040
2007	89,919
2008	47,375
2009	150,000

4.     Income Taxes

      The provision for income taxes is summarized as follows for the years ended December 31, (in thousands):

	2002	2001	2000

		(Restated	(Restated
		Note 15)	Note 15)
Current
Federal	$(7,857)	$(2,212)	$(14,337)
State	(1,132)	(952)	(822)

Total current	(8,989)	(3,164)	(15,159)

Deferred
Federal	(7,173)	(2,588)	(1,604)
State	(1,742)	(664)	1

Total deferred	(8,915)	(3,252)	(1,603)

Provision for Income Taxes	$(17,904)	$(6,416)	$(16,762)

      Income tax payments for the years ended December 31, 2002, 2001, and 2000 were approximately $4.2 million, $1.2 million, and $18.4 million, respectively.

      The Company is included in the consolidated federal income tax return of its Parent. The Company’s tax provision is computed on a separate return basis. Losses of other companies in the consolidated federal return may reduce the Company’s tax payments. As of December 31, 2002 and 2001, the Company’s tax sharing account had a liability balance of approximately $5.6 million and 4.4 million, respectively. The tax sharing account is included in accrued income taxes. The tax sharing account must be paid if a loss member leaves the consolidated tax return group.

      Reconciliations of the difference between the U.S. statutory income tax rate and the Company’s effective book income tax rate follow:

	2002	2001	2000

		(Restated	(Restated
		Note 15)	Note 15)
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax benefit	5.7	(11.9)	2.2
Non-deductible charge for Radio Employee Stock Plan	18.2	(84.8)	27.7
Non-deductible amortization and expenses	0.9	(6.9)	2.2
Other	(5.3)	(2.0)	0.2

Effective book income tax rate	54.5%	(70.6)%	67.3%

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2002 and 2001, deferred tax assets and liabilities resulted from the following temporary differences (in thousands):

	2002	2001

		(Restated
		Note 15)
Deferred tax assets:
Allowance for doubtful accounts	$601	$649
Investments	433	179
Self-insured risks	133	177
Intangible assets	2,605	—
Pension benefits	120	—
Deferred income	2,359	1,216
Liabilities not recognized for tax purposes	383	293
Tangible assets	827	—
Stock option benefits/deferred compensation	4,207	2,911

Total deferred tax assets	11,668	5,425

Deferred tax liabilities:
Pension benefits	2,036	1,847
Tangible assets	22,709	20,991
Intangible assets	35,034	21,837
Investments in partnerships	2,032	1,844
Other liabilities	120	254

Total deferred tax liabilities	61,931	46,773

Net deferred tax liabilities	$50,263	$41,348

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Intangible Assets

      Intangible assets are comprised of the following (in thousands):

	2002	2001

		(Restated
		Note 15)
Indefinite-lived, at carrying value:
Federal Communications Commission licenses	$295,379	$245,960
Cable franchise values	72,017	59,488
Goodwill	13,971	14,089

Subtotal	381,367	319,537

Definite-lived, at cost:
Cable subscriber lists	10,630	5,365
Favorable leases	3,348	3,348
Other	865	396

	14,843	9,109
Less accumulated amortization	8,327	6,640

Subtotal	6,516	2,469

	$387,883	$322,006

      Definite-lived intangible assets amortize in the following years (in thousands):

2003	$1,890
2004	1,165
2005	810
2006	615
2007	482
Thereafter	1,554

      Cable subscriber lists are being amortized based on factors supplied by an independent appraiser through 2013. Favorable leases are amortized using the straight-line method over their respective terms. Amortization for the years ended December 31, 2002, 2001, and 2000 was approximately $1.8 million, $14.9 million (restated), and $13.1 million (restated), respectively.

      Prior to adoption of SFAS 142, goodwill and Federal Communications Commission (“FCC”) licenses were amortized over 40 year periods using the straight-line method. Cable franchise values were amortized over 15 years using the straight-line method. Upon adoption of SFAS 142 on January 1, 2002, amortization of FCC licenses, cable franchise values and goodwill ceased. The following pro forma

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial information for 2001 and 2000 is presented as if SFAS No. 142 was adopted as of January 1, 2000 (amounts in thousands, except per share data):

	2002	2001	2000

		(Restated	(Restated
		Note 15)	Note 15)
Net income (loss):
As reported	$11,162	$(17,203)	$4,314
SFAS No. 142 impact	—	9,165	7,930

As adjusted	$11,162	$(8,038)	$12,244

      Changes in the carrying value of goodwill and indefinite-lived intangible assets follow:

Radio Federal Communications Commission Licenses:
Balance January 1, 2001	$252,633
Amortization	(6,673)

Balance December 31, 2001	245,960
Acquisitions	39,419
Contract fee payable	10,000

Balance December 31, 2002	$295,379

Franchise Values:
Balance January 1, 2001	$58,297
Acquisitions	7,304
Other	117
Purchase price allocation	(17)
Amortization	(6,213)

Balance December 31, 2001	59,488
Acquisitions	12,342
Purchase price allocation	187

Balance December 31, 2002	$72,017

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Radio	Cable	Internet & Other	Total

Goodwill:
Balance January, 1 2001	$2,045	$5,945	$7,485	$15,475
Purchase price allocation	—	—	(80)	(80)
Amortization	(81)	(718)	(507)	(1,306)

Balance December 31, 2001	1,964	5,227	6,898	14,089
Acquisitions	4,443	207	—	4,650
Purchase price allocation	232	—	—	232
Impairment loss	—	—	(5,000)	(5,000)

Balance December 31, 2002	$6,639	$5,434	$1,898	$13,971

      Adoption of SFAS 142 reduced amortization by approximately $14.1 million for the year ended December 31, 2002.

      SFAS 142 required the Company to perform a transitional assessment of goodwill and intangible assets with indefinite lives as of January 1, 2002. In order to perform this transitional assessment, Media (1) identified its reporting units, (2) determined the carrying value of each reporting unit, and (3) determined the fair value of each reporting unit using discounted cash flows and other indicators of value. An impairment loss is indicated if an intangible asset’s carrying value exceeds its fair value. After a further review of the $5.0 million goodwill transitional impairment loss previously recognized, the loss was more appropriately reflected as occurring in 2002.

      As required by SFAS 142, the Company evaluated the recoverability of its goodwill and indefinite-lived intangible assets as of December 31, 2002. Based on an impairment assessment of these assets, a $5.0 million Internet goodwill impairment loss was recognized. The Parent’s independent appraisal for ESOP valuation purposes as of December 31, 2002 was utilized in determining the impairment loss. For disclosures related to the consolidated statements of cash flows, the Internet goodwill impairment loss is a non-cash item.

      WHMA-FM was moved from Anniston, Alabama to serve the Atlanta, Georgia metropolitan area based upon a Federal Communications Commission (FCC) Report and Order. The station commenced operations in College Park, Georgia as WWWQ-FM in January 2001. Subsequently, a mutually exclusive applicant filed a Petition for Reconsideration with the FCC that was denied. If a final Report and Order is received on or before May 2003, Media must pay $10.0 million to the former owners in accordance with the original purchase agreement. Management believes that payment is probable and accordingly, $10.0 million has been recognized as additional FCC license cost and as a contract fee payable. Existing credit facilities are likely to be utilized to pay this liability. For purposes of the consolidated statements of cash flows, this transaction was a non-cash item.

6.     Investments and Other Assets

      A subsidiary is a 50% general partner in Susquehanna Adelphia Business Solutions, a competitive access provider. Adelphia’s partner in this partnership has indicated that it is not included in recent bankruptcy filings. As of December 31, 2002, Media’s investments and other assets included $3.9 million related to this partnership. For the years ended December 31, 2002, 2001 and 2000, $0.6 million loss, $1.4 million income, and $1.3 million income were included in the statement of operations, respectively.

      Unamortized deferred financing expenses were $4.8 million at December 31, 2002 and $5.5 million at December 31, 2001.

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Investment losses totaling $1.5 million were recognized during the year ended December 31, 2001 due to management’s judgment that Media’s investments in Radiowave and Etour were not realizable. Investment losses of $1.1 million were recognized during the year ended December 31, 2000. The losses were included in other expense.

7.     Radio Employee Stock Plan and Cable Performance Share Plan

      Radio maintains an Employee Stock Plan (“Plan”) for certain key employees who may purchase Susquehanna Radio Corp. Class “B” non-voting common stock at a formula value set by the Plan. For each share purchased, participants receive an immediately vested option to purchase two additional shares at the same price. Total shares and options offered may not exceed 400,000 shares. Options expire ten years and one month after the grant date. Options awarded may be subject to settlement in cash. Shares are subject to repurchase by Radio, generally at values determined annually by the Plan agreement. Radio has a right of first refusal to purchase outstanding shares and may require a terminated employee to resell outstanding shares at the current formula value. An employee who dies or becomes disabled, who retires on or after the age of 60 or who terminates employment at or after age 60 may require Radio to repurchase outstanding shares. The Plan’s transaction year is April 1 through March 31. Although Radio may modify, suspend, or terminate the Plan at any time, previously offered purchase rights or options are not subject to change.

      Prior to 1996, shares issued and options granted were accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and Emerging Issues Task Force 87-23. Accordingly, shares issued prior to 1996 were treated as equity instruments and reflected as minority interest on the balance sheet. Options were afforded variable accounting, until the point of exercise.

      In 1996 the Company adopted the measurement and attribution provisions of SFAS No. 123, which requires all shares and options issued after 1995 to be measured based upon the change in formula value each year, with a corresponding charge to operations.

      Option activity in the Radio Employee Stock Plan was as follows:

	Options Outstanding	Option Price

Balance at January 1, 2000	70,032	$1.26-$18.82
Exercised	(70,032)	$1.26-$18.82
Balance at December 31, 2000 and 2001	—	—
Granted	2,780	$170.64
Balance at December 31, 2002	2,780	$170.64

      On April 10, 2000, Susquehanna Pfaltzgraff Co.’s Board of Directors changed the method of determining the Plan’s share value effective July 1, 2000. Over a period that ended April 1, 2002, Plan share value transitioned from a formula value to a value based upon Susquehanna Pfaltzgraff Co.’s annual independent ESOP valuation (“Appraised Value”). On July 1, 2000, share value was based one-third on Appraised Value and two-thirds on formula value. As of April 1, 2001, share value was based two-thirds on Appraised Value and one-third on formula value. As of April 1, 2002 and thereafter, Plan share value was based on Radio’s Appraised Value.

      The July 1, 2000 change in the method for valuing shares was reconsidered to be a plan modification that subjected shares formerly accounted for under APB 25 to Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). This plan modification required recognition of a $1.5 million charge to retained earnings on July 1, 2000. As of July 1, 2000, shares formerly accounted for as minority interests were reclassified to a Radio Employee Share Plan

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liability. Increases in share value were previously charged directly against retained earnings. The plan modification required increases in Plan share value to be expensed in the statement of operations until share value equaled fair value. The $19.7 million increase in value of Plan shares as of July 1, 2000, the $22.3 million increase in value of Plan shares as of April 1, 2001 and the $17.1 million increase in value of Plan shares as of April 1, 2002 were recognized as noncash compensation charges in the statement of operations at those dates. These charges were considered to be general and administrative expenses. For purposes of disclosures related to the consolidated statements of cash flows, these transactions were treated as noncash items.

      As of April 1, 2002, Plan shares were reclassified from Radio Share Plan Liability to minority interests. Future increases in Plan share value will be recognized as minority interests in the consolidated statement of operations.

      On June 18, 2002, certain key employees purchased a total of 1,390 newly-issued Plan shares at $170.64 per share. For each share purchased, a fully-vested option was granted to purchase two additional shares at $170.64 per share during a period ending ten years and one month from the purchase date. A $0.3 million compensation expense was recognized in the second quarter related to the sale of stock and grant of options.

      In May 2002, Radio repurchased and retired approximately $14.6 million of Plan shares from retirees and current key employees. Existing credit facilities were used to finance the repurchases. The repurchases were accounted for as acquisition of minority interests. As of December 31, 2002, the total value of these outstanding shares was approximately $51.7 million, which was included in accrued employee-related costs ($6.5 million) and minority interests ($45.2 million).

8.     Cable Performance Share Plan

      The Susquehanna Cable Co. Performance Share Plan is a non-qualified deferred compensation plan for certain key employees. Participants are granted performance share rights that may be purchased by deferring compensation. Cable performance shares are accounted for as stock appreciation rights. On April 10, 2000, the Susquehanna Pfaltzgraff Co. Board of Directors also changed the method of determining performance share value. Performance shares were formerly valued using a formula based on stockholders’ equity and prior earnings.

      Over a period that ended April 1, 2002, performance share value transitioned to a value based upon Susquehanna Pfaltzgraff Co.’s annual independent ESOP valuation (“Appraised Value”). On July 1, 2000, performance share value was based one-third on Appraised Value and two-thirds on the previous formula value. On April 1, 2001, performance share value were based two-thirds on Appraised Value and one-third on the previous formula value. On April 1, 2002 and thereafter, performance share value was based on Cable’s Appraised Value.

      The July 1, 2000 revaluation of Cable’s performance shares resulted in recognition of a $3.0 million compensation expense. On April 1, 2001, the revaluation of performance shares resulted in the recognition of a $4.2 million compensation expense. Based on the ESOP valuation performed as of December 31, 2001, $4.1 million compensation expense was recognized in 2002. The increases in performance shares value were included in general and administrative expenses.

      On June 18, 2002, certain key employees purchased a total of 250 Cable performance shares at $267.91 per share. For each share purchased, a fully-vested option was granted to purchase two additional performance shares at $267.91 per share during a period ending ten years and one month from the purchase date. A $0.1 million compensation expense was recognized related to the sale of performance shares and issuance of performance share options. As of December 31, 2002, 500 unexercised performance share options at $267.91 per performance share were outstanding. The approximately $10.7 million and

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$7.2 million value of performance shares as of December 31, 2002 and 2001, respectively were included in other liabilities.

9.     Employee Benefits

      Most full-time employees participate in an Employee Stock Ownership Plan (ESOP) of the Company’s Parent. ESOP expense of approximately $9.1 million, $9.1 million and $8.3 million, was recognized for the years ended December 31, 2002, 2001 and 2000, respectively.

      Coincident with the ESOP’s 1999 creation, the Company made a $116.9 million twenty-year loan to its Parent at a 6% interest rate. Loan proceeds were used to fund the Parent’s ESOP. Principal and interest payments totaling $10.0 million are receivable annually in December. On July 18, 2001, coincident with a second ESOP transaction, the Company loaned its Parent an additional $14.6 million at a 6.5% interest rate, repayable in 18 annual installments of $1.4 million that commenced in December 2001. On December 30, 2002, 2001 and 2000, the Parent made principal payments of $4.2 million, $4.4 million and $3.3 million, respectively. Due to the Parent-subsidiary relationship, it is impracticable to determine the fair value of these notes.

      Many full-time Company employees are covered by the Parent’s Susquehanna Pfaltzgraff Co. Pension Plan, a noncontributory qualified defined benefit pension plan. Benefits under the Pension Plan are based on employees’ years of service and earnings over part or all of their careers through April 1999, when benefit accruals ceased. The funded status of the Parent’s pension plan at December 31, was as follows (in thousands):

	2002	2001

Benefit obligation, beginning of year	$26,779	$25,480
Interest cost	1,887	1,787
Actuarial losses	1,888	726
Benefits paid	(1,236)	(1,214)

Benefit obligation, end of year	29,318	26,779

Fair value of plan assets, beginning of year	35,437	38,054
Actual return on plan assets	(4,103)	(1,403)
Benefits paid	(1,236)	(1,214)

Fair value of plan assets, end of year	30,098	35,437

Excess of fair value of plan assets over benefit obligation at end of year	780	8,658
Unrecognized net actuarial loss	9,298	73
Unrecognized prior service costs	621	665

Prepaid pension cost at December 31,	$10,699	$9,396

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Parent’s pension plan’s net pension costs for the years ended December 31, included the following components (in thousands):

	2002	2001	2000

Service cost	$210	$210	$230
Interest cost	1,887	1,787	1,770
Expected return on plan assets	(3,444)	(3,297)	(3,074)
Amortization of net asset	—	(53)	—
Amortization of prior service cost	44	44	44

Net periodic pension cost (income)	$(1,303)	$(1,309)	$(1,030)

      Negative pension cost recognized for the years ended December 31, 2002, 2001 and 2000 was $0.5 million, $0.5 million and $0.4 million, respectively. Included in the Company’s investments and other assets are prepaid pension costs of $5.3 million and $4.4 million at December 31, 2002 and 2001.

      The Parent’s funding policy is to make contributions, as required by various regulations, not to exceed the maximum amounts deductible for federal income tax purposes (none in 2002, 2001 or 2000). Plan assets, primarily listed bonds and stocks, are held by independent trustees. The weighted average discount rate used in determining the actuarial present value of projected benefit obligations was 6.75% and 7.00% for 2002 and 2001, respectively. The expected long-term rate of return on Plan assets was 8.75% and 9% for 2002 and 2001, respectively.

      The Parent also sponsors a defined contribution (401k) plan, which covers all full-time employees. The plan matches 75% of the first 2% of salary contributed by a participant. From September 7, 2001 through May 1, 2002, the match was suspended as a cost-savings measure. The Company contributed approximately $0.5 million, $0.6 million, and $0.7 million to this plan for the years ended December 31, 2002, 2001 and 2000, respectively.

10.     Lease Commitments

      Rental expense for operating leases was $6.0 million, $6.1 million, and $5.2 million for the years ended December 31, 2002, 2001, and 2000, respectively.

      Annual aggregate minimum rental commitments under non-cancelable operating leases are as follows (in thousands of dollars):

2003	$4,539
2004	4,633
2005	4,569
2006	4,255
2007	3,701
2008 and beyond	13,075

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Related Parties

      The Company purchases management services, office space and administrative services from related parties, primarily its Parent. Included in general and administrative expenses for the years ended December 31, are charges for (in thousands):

	2002	2001	2000

Management fees	$6,326	$5,743	$4,103
Accounting, internal audit and tax services	955	855	732
Human resources	1,049	957	988
Treasury	366	317	314
Occupancy, vehicle rentals and administrative services	519	870	897

	$9,215	$8,742	$7,034

      Expenses are allocated based on the Parent’s best estimates of proportional or incremental costs, whichever is more representative of costs on a stand-alone basis. In management’s opinion, expenses shown in the financial statements approximate expenses on a stand-alone basis.

      Media owed $0.9 million and $0.8 million to its Parent primarily for uncleared payroll disbursements and invoiced administration expenses as of December 31, 2002 and 2001, respectively. These amounts are paid in the normal course of business.

      Media’s preferred stock is owned by related parties.

      Media purchased the principal offices of its York, Pennsylvania radio stations formerly leased from a related limited partnership for $1.4 million on December 24, 2002. The purchase price was based on an independent appraisal. These facilities were formerly leased at an annual cost of $178,000.

      On June 27, 2001, the Company purchased land and a building located in Indianapolis, Indiana from its Parent for $2,250,000 cash. The purchase price was based on an independent appraisal. These facilities were formerly leased from the Parent at an annual cost of $185,000.

12.     Contingencies and Commitments

      KNBR, Inc., a subsidiary of the Company, is a limited partner in San Francisco Baseball Associates L.P. KNBR, Inc. has entered into a rights agreement that allows radio station KNBR-AM to broadcast Giants’ baseball games through the 2004 baseball season. The agreement requires annual rights payments ranging to $6 million in 2004. KNBR, Inc. expensed rights payment of $5.6 million, $5.4 million, and $5.3 million during the 2002, 2001, and 2000 baseball seasons, respectively.

      On October 26, 2001, the National Football League (NFL) approved a contract extending KCFX-FM’s broadcast rights for the Kansas City Chiefs NFL franchise through the 2006 football season. The contract, which was effective as of August 1, 2001, requires rights payments ranging from $2.0 million for the 2001 football season to $2.4 million for the 2006 football season. Rights payments totaling $2.6 million, $2.0 and $2.2 million were paid and charged against income during 2002, 2001, and 2000, respectively.

      An unrelated cable television Multiple System Operator (MSO) owns a 14.9% interest in Susquehanna Cable Co. and a 17.75% interest in each of Cable’s operating subsidiaries. If the MSO offers to purchase the Company’s interest in its cable television operations, the Company must either accept or reject the offer within sixty days. If the Company rejects the offer, the MSO may require the Company to repurchase the MSO’s holdings at the offer price plus a fee equal to 3% of the MSO’s $25.0 million investment, compounded annually from 1993.

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Through November 12, 2003, the MSO may require the Company to repurchase its ownership interest at a price to be determined by independent appraisers. The “Put Right” may not be exercised if exercise would create default under certain debt agreements. If the “Put Right” is exercised, the Company may, at its sole discretion and in lieu of acquiring the MSO’s ownership interests, sell Cable and pay the MSO its pro rata share of net proceeds. In any event, the MSO must be offered a first right to purchase Cable.

      The Company is involved in litigation and administrative proceedings primarily arising in the normal course of its business. In management’s opinion, the Company’s recovery, if any, or the Company’s liability, if any, under any pending litigation or administrative proceeding would not materially affect its financial condition or operations.

13.     Segments

      The Company’s four main business units have separate management teams and infrastructures that offer different products and services. The business units have been aggregated into three reportable segments: Radio, Cable, and Internet and Other. Internet and Other includes Internet access, hosting, and web creation revenues. Operating income from intersegment revenues are not significant.

      The segments’ accounting policies are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units.

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Segment information for the years ended December 31, 2002, 2001 and 2000 was as follows (in thousands):

			Internet
	Radio	Cable	and Other	Consolidated

For the Year Ended December 31, 2002
Operating income	$42,617	$21,082	$(7,431)	$56,268
Interest expense, net	6,272	10,773	12,155	29,200
Radio Employee Stock Plan	17,065	—	—	17,065
Depreciation and amortization	5,745	23,125	600	29,470
Income (loss) before income taxes and minority interests	35,592	10,309	(13,077)	32,824
Provision for income taxes	(18,477)	(4,210)	4,783	(17,904)
Identifiable assets	400,912	216,996	128,619	746,527
Capital expenditures	5,710	20,902	1,717	28,329
For the Year Ended December 31, 2001 (Restated)
Operating income	$19,599	$7,764	$(5,208)	$22,155
Interest expense, net	9,099	11,861	16,927	37,887
Radio Employee Stock Plan	22,305	—	—	22,305
Depreciation and amortization	12,012	28,789	1,038	41,839
Income (loss) before income taxes and minority interests	9,438	(4,096)	(14,435)	(9,093)
Provision for income taxes	(12,409)	790	5,203	(6,416)
Identifiable assets	341,999	188,412	135,314	665,725
Capital expenditures	8,539	22,772	428	31,739
For the Year Ended December 31, 2000 (Restated)
Operating income	$47,486	$9,205	$525	$57,216
Interest expense, net	8,220	14,462	14,841	37,523
Radio Employee Stock Plan	19,748	—	—	19,748
Depreciation and amortization	10,114	25,385	740	36,239
Income (loss) before income taxes, and minority interests	38,051	(5,257)	(7,879)	24,915
Provision for income taxes	(20,964)	1,488	2,714	(16,762)
Identifiable assets	339,618	185,707	132,017	657,342
Capital expenditures	5,574	30,359	980	36,913

14.     Subsequent Events

      On February 11, 2003, the Company agreed to purchase the assets of WSOX-FM for approximately $23 million. WSOX-FM is an “Oldies” station licensed to Red Lion, Pennsylvania serving the central Pennsylvania area. A closing is expected by third quarter 2003. This acquisition is expected to be funded by cash flows from operations and existing credit facilities.

      Media purchased approximately 34,000 square feet of office space in a building constructed by a related company, at a total cost of approximately $5.0 million in February 2003. Terms of the purchase were no less favorable than terms for unrelated purchasers of office space in the project. Existing credit facilities were utilized to fund the purchase.

15.     Restatements

      The consolidated financial statements as of December 31, 2001 and 2000, and for the years then ended have been restated to: (1) properly reflect the accounting for the changes in share values related to

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the July 1, 2000 plan modification affecting shares issued under the Radio Employees Stock Plan (“Plan”) (Note 7); (2) properly account for payments received from Cable programming suppliers for channel launch support and promotion (“Launch Fees”); (3) depreciate cable distribution system to be rebuilt ratably over the rebuild period as opposed to the prior practice of recognizing a loss at the end of a rebuild project; and (4) recognize additional amortization expense and lease charges. Other reclassifications have been made for presentation purposes.

      The Plan-related restatements are primarily limited to reporting the changes in Plan share values as non-cash expenses, rather than as the direct charges to retained earnings as previously reported. The Plan-related restatements had no effect on cash, assets or cash flows. The Plan-related restatement reduced retained earnings as of January 1, 2000 by $0.2 million and as of July 1, 2000 by $1.5 million, and reduced operating income by $22.3 million and $19.7 million in 2001 and 2000, respectively. Adjustments to minority interests pertain primarily to the Plan-related restatements.

      The Launch Fees-related restatement reduced 2001 and 2000 operating income by approximately $1.7 million and $0.4 million, respectively. Restated Launch Fees also reduced retained earnings as of January 1, 2000 by approximately $0.5 million. For presentation purposes, related selling expense offsets were reclassified as operating and programming expense offsets. Launch Fees were formerly recognized as reductions to marketing expenses based on advertising and marketing efforts for the periods advertising campaigns were run. Launch fees as restated are amortized on a straight-line basis over the related Cable programming contract’s remaining life and recognized as reductions to operating and programming expenses.

      Restatements for depreciation and losses for replacement of cable distribution system decreased operating income by $2.3 million for 2001 and by $2.9 million for 2000. Net income was increased by approximately $1.2 million for 2001 and $0.6 million for 2001. Retained earnings as of January 1, 2000 was reduced by approximately $1.8 million for the effects on prior periods.

      Restatements for amortization and lease costs reduced operating income by approximately $0.5 million for 2001 and $0.3 million for 2000 respectively.

      The effects of the restatements are summarized below (in thousands):

	2001	2001

	(As restated)	(As previously
		reported)
Consolidated Balance Sheet
Property, plant and equipment, net	$141,123	$144,123
Intangible assets, net	322,006	316,160
Investments and other assets	31,194	37,397
Radio employee stock plan liability	49,321	—
Other liabilities	11,544	10,994
Deferred income taxes	43,600	45,108
Minority interests	17,612	67,229
Retained earnings	5,240	7,343
Total stockholders’ equity	13,390	15,493

SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2001	2000	2000

	(As restated)	(As previously	(As restated)	(As previously
		reported)		reported)
Consolidated Statements of Operations
Operating Expenses
Operating and programming	$122,668	$123,336	$111,621	$113,633
Selling	39,134	36,727	39,107	36,710
General and administrative	65,328	65,015	56,658	56,528
Radio Employee Stock Plan	22,305	—	19,748	—
Depreciation and amortization	41,839	39,412	36,239	33,133
Total Operating Expenses	291,274	268,675	263,373	243,895
Operating Income	22,155	48,939	57,216	80,585
Loss on Sale of Assets (cable rebuilds)	—	(4,185)	—	(3,891)
Income (Loss) Before Income Taxes and Minority	(9,093)	13,506	24,915	44,393
Interests Provision for Income Taxes	(6,416)	(6,538)	(16,762)	(16,661)
Income (Loss) Before Minority Interests	(15,509)	6,968	8,153	27,732
Minority Interests	(1,694)	(2,261)	(3,839)	(5,185)
Net Income (Loss) and Comprehensive Income (Loss)	(17,203)	4,707	4,314	22,547

      Restatements affected net income as follows (in thousands of dollars):

	2001	2000

Radio Employee Stock Plan	$(22,305)	$(19,748)
Cable launch fees	(1,043)	(245)
Cable rebuilds	1,159	620
Impact on minority interests	567	1,346
Other	(288)	(206)

	$(21,910)	$(18,233)

      Restatements affected operating income as follows (in thousands of dollars):

	2001	2000

Radio stock plan	$(22,305)	$(19,748)
Cable rebuilds	(2,285)	(2,891)
Launch fees	(1,739)	(385)
Others	(455)	(345)

	$(26,784)	$(23,369)

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

     The by-laws of Susquehanna Media provide for the indemnification of Susquehanna Media’s directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of Susquehanna Media pursuant to Susquehanna Media’s by-laws and the Delaware General Corporation Law (the “DGCL”), Susquehanna Media is aware that it is the opinion of the SEC that such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

     As permitted by the DGCL, Susquehanna Media’s charter eliminates personal liability of Susquehanna Media’s directors to Susquehanna Media and its stockholders for monetary damages for breaches of fiduciary duty except for (i) any breach of the director’s duty of loyalty to Susquehanna Media or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any transaction from which the director derived an improper personal benefit; and (iv) acts covered by Section 174 of the DGCL relating to unlawful dividends or distributions or stock repurchases or redemptions. As a result of these provisions, Susquehanna Media and its stockholders may be unable to obtain monetary damages from a director for breach of his fiduciary duties.

     Susquehanna Media’s by-laws require Susquehanna Media to indemnify directors and officers to the extent permitted under the DGCL. As permitted by the DGCL, the by-laws provide for indemnification of the Company’s directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Susquehanna Pfaltzgraff maintains insurance covering expenditures that may be incurred in connection with the lawful indemnification of the Company’s directors and officers for their liabilities and expenses.

Item 21. Exhibits and Financial Statement Schedules

EXHIBIT
NUMBER	EXHIBIT DESCRIPTION

2	Asset Purchase Agreement, dated May 11, 2000, among Susquehanna Radio Corp. and Entercom Communications Corp., Entercom Kansas City, LLC and Entercom Kansas City License, LLC (incorporated herein by reference from Exhibit 2 to the Company’s Current Report on Form 8-K filed August 2, 2000, file No. 333-80523)

3.1	Certificate of Incorporation of Susquehanna Media Co., as amended (incorporated herein by reference from Exhibit 3.1 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

3.2	By-laws of Susquehanna Media Co. (incorporated herein by reference from Exhibit 3.2 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

4.1	Indenture for the 8-1/2% Senior Subordinated Notes due 2009, dated as of May 12, 1999, between Susquehanna Media Co. and Chase Manhattan Trust Company, National Association, as Trustee (incorporated herein by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

4.2	Form of Exchange Global Note for 8-1/2% Senior Subordinated Note due 2009 (incorporated herein by reference from Exhibit 4.2 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

EXHIBIT
NUMBER	EXHIBIT DESCRIPTION

4.3	Form of Exchange Certificated Note for 8-1/2% Senior Subordinated Note due 2009 (incorporated herein by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

4.4*	Indenture for the 7 3/8% Senior Subordinated Notes due 2013, dated as of April 23, 2003, between Susquehanna Media Co. and J.P. Morgan Trust Company, National Association, as Trustee (the “2013 Notes Indenture”)

4.5*	Form of Exchange Global Note for 7 3/8% Senior Subordinated Note due 2013 (attached as Exhibit C to Exhibit 4.4 to this Registration Statement)

4.6*	Form of Exchange Certificated Note for 7 3/8% Senior Subordinated Note due 2013 (attached as Exhibit D to Exhibit 4.4 to this Registration Statement)

4.7*	Registration Rights Agreement dated April 23, 2003 among Susquehanna Media Co., Banc of America Securities LLC and Wachovia Securities, Inc.

5.1*	Opinion of Hunton & Williams LLP regarding Legality

10.1	$450 million syndicated credit facility arranged by First Union Capital Markets Corp.(incorporated herein by reference from Exhibit 10.1 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

10.1.1	Amendment No. 1 to $450 million syndicated credit facility arranged by First Union Capital Markets Co. (incorporated herein by reference from Exhibit 10.1.1 to the Company’s Current Report on Form 8-K filed April 9, 2003, file No. 333-80523)

10.1.2	Amendment No. 2 to $450 million syndicated credit facility arranged by First Union Capital Markets Co. (incorporated herein by reference from Exhibit 10.1.2 to the Company’s Current Report on Form 8-K filed April 9, 2003, file No. 333-80523)

10.1.3	Amendment No. 3 to $450 million syndicated credit facility arranged by First Union Capital Markets Co. (incorporated herein by reference from Exhibit 10.1.3 to the Company’s Current Report on Form 8-K filed April 9, 2003, file No. 333-80523)

10.1.4	Amendment No. 4 to $450 million syndicated credit facility arranged by First Union Capital Markets Co. (incorporated herein by reference from Exhibit 10.1.4 to the Company’s Current Report on Form 8-K filed April 9, 2003, file No. 333-80523)

10.1.5	Amendment No. 5 to $450 million syndicated credit facility arranged by Wachovia Bank, National Association (successor to First Union National Bank)(incorporated herein by reference from Exhibit 10.1.5 to the Company’s Current Report on Form 8-K filed April 9, 2003, file No. 333-80523)

10.2	Agreement dated November 6, 1992, by and among Lenfest Communications, Inc., Susquehanna Cable Co. and certain subsidiaries of Susquehanna Cable Co., as amended (incorporated herein by reference from Exhibit 10.2 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

10.3	Management Agreement dated May 24, 1993 by and between Susquehanna Pfaltzgraff Co. and Susquehanna Media Co. (incorporated herein by reference from Exhibit 10.3 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

12*	Statement regarding Computation of Ratios of Susquehanna Media Co.

21	List of Subsidiaries of Susquehanna Media Co. (incorporated herein by reference from Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, file No. 333-80523)

EXHIBIT
NUMBER	EXHIBIT DESCRIPTION

23.1*	Consent of Hunton & Williams LLP (contained in Exhibit 5.1)

23.2*	Consent of KPMG LLP

23.3*	Consents of PricewaterhouseCoopers LLP

24.1*	Power of Attorney (included on the signature page)

25.1*	Statement of Eligibility and Qualification on Form T-1 of J.P. Morgan Trust Company, National Association, as Trustee under the 2013 Notes Indenture

99.1*	Form of Letter of Transmittal

99.2*	Form of Letter to Registered Holders

99.3*	Form of Letter to Clients

99.4*	Form of Notice of Guaranteed Delivery

*	Filed herewith.

Item 22. Undertakings

A. The undersigned registrants hereby undertake:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information described in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price described in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to the information in this Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each the post-effective amendment will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which have not been exchanged at the termination of this exchange offer.

B. The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of a registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

D. The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of the request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against the liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of that registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, State of Pennsylvania, on this 2nd day of May 2003.

SUSQUEHANNA MEDIA CO.

By:	/s/ Peter P. Brubaker Name: Peter P. Brubaker Title: Chief Executive Officer and President

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Peter P. Brubaker and Craig W. Bremer, and each of them (with full power to act alone) as true and lawful attorneys-in-fact, and stead, in any and all capacities, to sign any amendments to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William H. Simpson William H. Simpson	Chairman of the Board of Directors	May 2, 2003

/s/ Peter P. Brubaker Peter P. Brubaker	Director, Chief Executive Officer and President	May 2, 2003

/s/ David E. Kennedy David E. Kennedy	Director, Vice President	May 2, 2003

/s/ James D. Munchel James D. Munchel	Director, Vice President	May 2, 2003

/s/ Louis J. Appell, Jr. Louis J. Appell, Jr.	Director	May 2, 2003

/s/ John L. Finlayson John L. Finlayson	Director, Vice President (and principal financial and accounting officer)	May 2, 2003

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT DESCRIPTION

2	Asset Purchase Agreement, dated May 11, 2000, among Susquehanna Radio Corp. and Entercom Communications Corp., Entercom Kansas City, LLC and Entercom Kansas City License, LLC (incorporated herein by reference from Exhibit 2 to the Company’s Current Report on Form 8-K filed August 2, 2000, file No. 333-80523)

3.1	Certificate of Incorporation of Susquehanna Media Co., as amended (incorporated herein by reference from Exhibit 3.1 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

3.2	By-laws of Susquehanna Media Co. (incorporated herein by reference from Exhibit 3.2 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

4.1	Indenture for the 8-1/2% Senior Subordinated Notes due 2009, dated as of May 12, 1999, between Susquehanna Media Co. and Chase Manhattan Trust Company, National Association, as Trustee (incorporated herein by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

4.2	Form of Exchange Global Note for 8-1/2% Senior Subordinated Note due 2009 (incorporated herein by reference from Exhibit 4.2 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

4.3	Form of Exchange Certificated Note for 8-1/2% Senior Subordinated Note due 2009 (incorporated herein by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

4.4*	Indenture for the 7 3/8% Senior Subordinated Notes due 2013, dated as of April 23, 2003, between Susquehanna Media Co. and J.P. Morgan Trust Company, National Association, as Trustee (the “2013 Notes Indenture”)

4.5*	Form of Exchange Global Note for 7 3/8% Senior Subordinated Note due 2013 (attached as Exhibit C to Exhibit 4.4 to this Registration Statement)

4.6*	Form of Exchange Certificated Note for 7 3/8% Senior Subordinated Note due 2013 (attached as Exhibit D to Exhibit 4.4 to this Registration Statement)

4.7*	Registration Rights Agreement dated April 23, 2003 among Susquehanna Media Co., Banc of America Securities LLC and Wachovia Securities, Inc.

5.1*	Opinion of Hunton & Williams LLP regarding Legality

10.1	$450 million syndicated credit facility arranged by First Union Capital Markets Corp.(incorporated herein by reference from Exhibit 10.1 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

10.1.1	Amendment No. 1 to $450 million syndicated credit facility arranged by First Union Capital Markets Co. (incorporated herein by reference from Exhibit 10.1.1 to the Company’s Current Report on Form 8-K filed April 9, 2003, file No. 333-80523)

10.1.2	Amendment No. 2 to $450 million syndicated credit facility arranged by First Union Capital Markets Co. (incorporated herein by reference from Exhibit 10.1.2 to the Company’s Current Report on Form 8-K filed April 9, 2003, file No. 333-80523)

10.1.3	Amendment No. 3 to $450 million syndicated credit facility arranged by First Union Capital Markets Co. (incorporated herein by reference from Exhibit 10.1.3 to the Company’s Current Report on Form 8-K filed April 9, 2003, file No. 333-80523)

10.1.4	Amendment No. 4 to $450 million syndicated credit facility arranged by First Union Capital Markets Co. (incorporated herein by reference from Exhibit 10.1.4 to the Company’s Current Report on Form 8-K filed April 9, 2003, file No. 333-80523)

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT DESCRIPTION

10.1.5	Amendment No. 5 to $450 million syndicated credit facility arranged by Wachovia Bank, National Association (successor to First Union National Bank)(incorporated herein by reference from Exhibit 10.1.5 to the Company’s Current Report on Form 8-K filed April 9, 2003, file No. 333-80523)

10.2	Agreement dated November 6, 1992, by and among Lenfest Communications, Inc., Susquehanna Cable Co. and certain subsidiaries of Susquehanna Cable Co., as amended (incorporated herein by reference from Exhibit 10.2 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

10.3	Management Agreement dated May 24, 1993 by and between Susquehanna Pfaltzgraff Co. and Susquehanna Media Co. (incorporated herein by reference from Exhibit 10.3 to the Company’s Registration Statement on Form S-4, file No. 333-80523)

12*	Statement regarding Computation of Ratios of Susquehanna Media Co.

21	List of Subsidiaries of Susquehanna Media Co. (incorporated herein by reference from Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, file No. 333-80523)

23.1*	Consent of Hunton & Williams LLP (contained in Exhibit 5.1)

23.2*	Consent of KPMG LLP

23.3*	Consents of PricewaterhouseCoopers LLP

24.1*	Power of Attorney (included on the signature page)

25.1*	Statement of Eligibility and Qualification on Form T-1 of J.P. Morgan Trust Company, National Association, as Trustee under the 2013 Notes Indenture

99.1*	Form of Letter of Transmittal

99.2*	Form of Letter to Registered Holders

99.3*	Form of Letter to Clients

99.4*	Form of Notice of Guaranteed Delivery

*	Filed herewith.